Follow-Up Materials

06011815

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Great West Lifeco Inc.

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
MAR 2 2 2006
THOMSON FINANCIAL

FILE NO. 82- 34728   FISCAL YEAR 12-31-05

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING) ☐   AR/S (ANNUAL REPORT) ☑

12G32BR (REINSTATEMENT) ☐   SUPPL (OTHER) ☐

DEF 14A (PROXY) ☐

OICF/BY: dlw

DAT : 3/21/06

GREAT-WEST
LIFECO INC.

CONSOLIDATED FINANCIAL STATEMENTS

For the year 2005

FINANCIAL HIGHLIGHTS

(in $ millions except per share amounts)

	2005	2004	% Change
For the years ended December 31			
Premiums:			
Life insurance, guaranteed annuities and insured health products	**$ 16,048**	$ 14,202	13%
Self-funded premium equivalents (ASO contracts)	**7,535**	7,981	-6%
Segregated funds deposits:			
Individual products	**6,254**	5,501	14%
Group products	**5,040**	6,406	-21%
Total premiums and deposits	**34,877**	34,090	2%
Fee and other income	**2,434**	2,273	7%
Paid or credited to policyholders	**17,435**	15,490	13%
Net income - common shareholders before adjustments (1)	**1,802**	1,630	11%
Adjustments after tax (1)	**60**	30	
Net income - common shareholders	**1,742**	1,600	9%
Per common share			
Basic earnings before adjustments (1)	**$ 2.022**	$ 1.827	11%
Adjustments after tax (1)	**0.067**	0.033	
Basic earnings after adjustments	**1.955**	1.794	9%
Dividends paid	**0.810**	0.685	18%
Book value	**9.76**	9.13	7%
Return on common shareholders' equity:			
Net income before adjustments (1)	**20.9%**	20.8%	
Net income	**20.7%**	20.5%	
At December 31			
Total assets	**$ 102,161**	$ 95,851	7%
Segregated funds assets	**75,158**	69,033	9%
Total assets under administration	**$ 177,319**	$ 164,884	8%
Share capital and surplus	**$ 9,489**	$ 8,628	10%

(1) Net income, basic earnings per common share and return on common shareholders' equity are presented before the following adjustments as a non-GAAP financial measure of earnings performance:

a) Following the acquisition of Canada Life Financial Corporation (CLFC) by the Company, a plan was developed to restructure and exit selected operations of CLFC (see note 2 in the Company's financial statements). Shareholder net income includes restructuring costs related to the acquisition of $17 after tax, or $0.019 per common share, for the year ended December 31, 2005 ($30 after tax, or $0.033 per common share, for the year ended December 31, 2004).

b) 2005 results include a charge of $43 after-tax, or $0.048 per common share, related to a provision for expected losses arising from hurricane damage in 2005.

SUMMARY OF CONSOLIDATED OPERATIONS

(in $ millions except per share amounts)

	For the years ended December 31 2005	2004
Income		
Premium income	$ **16,048**	$ 14,202
Net investment income (note 3)	**5,389**	5,396
Fee and other income	**2,434**	2,273
	23,871	21,871
Benefits and expenses		
Paid or credited to policyholders and beneficiaries including policyholder dividends and experience refunds	**17,435**	15,490
Commissions	**1,284**	1,281
Operating expenses	**2,198**	2,264
Premium taxes	**238**	251
Financing charges (note 8)	**187**	205
Amortization of finite life intangible assets	**18**	18
Restructuring costs (note 2)	**22**	44
Net income before income taxes	**2,489**	2,318
Income taxes - current	**476**	398
- future	**125**	168
Net income before non-controlling interests	**1,888**	1,752
Non-controlling interests (note 12)	**113**	136
Net income - shareholders	**1,775**	1,616
Perpetual preferred share dividends	**33**	16
Net income - common shareholders	$ **1,742**	$ 1,600
Earnings per common share (note 16)		
Basic	$ **1.955**	$ 1.794
Diluted	$ **1.939**	$ 1.778

CONSOLIDATED BALANCE SHEET

(in $ millions)

	December 31, 2005	December 31, 2004
Assets		
Bonds (note 3)	$ 59,298	$ 54,960
Mortgage loans (note 3)	14,605	14,554
Stocks (note 3)	4,028	3,405
Real estate (note 3)	1,842	1,646
Loans to policyholders	6,646	6,499
Cash and certificates of deposit	2,961	2,472
Funds held by ceding insurers	2,556	2,337
Goodwill (note 5)	5,327	5,328
Intangible assets (note 5)	1,453	1,508
Other assets (note 6)	3,445	3,142
Total assets	$ 102,161	$ 95,851
Liabilities		
Policy liabilities		
Actuarial liabilities (note 7)	$ 71,263	$ 65,822
Provision for claims	999	997
Provision for policyholder dividends	535	589
Provision for experience rating refunds	401	611
Policyholder funds	1,852	2,076
	75,050	70,095
Debentures and other debt instruments (note 9)	1,903	2,088
Funds held under reinsurance contracts	4,325	4,374
Other liabilities (note 10)	4,318	4,356
Repurchase agreements	936	676
Deferred net realized gains (note 3)	2,598	2,164
	89,130	83,753
Preferred shares (note 13)	787	797
Capital trust securities and debentures (note 11)	648	651
Non-controlling interests (note 12)		
Participating surplus in subsidiaries	1,741	1,654
Preferred shares issued by subsidiaries	209	209
Perpetual preferred shares issued by subsidiaries	157	159
Share capital and surplus		
Share capital (note 13)		
Perpetual preferred shares	799	499
Common shares	4,660	4,651
Accumulated surplus	4,860	3,890
Contributed surplus	19	14
Currency translation account	(849)	(426)
	9,489	8,628
Liabilities, share capital and surplus	$ 102,161	$ 95,851

CONSOLIDATED STATEMENT OF SURPLUS

(in $ millions)

	For the years ended December 31	
	2005	2004
Accumulated surplus		
Balance, beginning of year	**$ 3,890**	$ 2,993
Net income	**1,775**	1,616
Change in accounting policy - stock option expense (note 1(n))	**-**	(4)
Repatriation of Canada Life seed capital from participating policyholder account (note 12)	**2**	21
Share issue costs - preferred shares	**(6)**	(6)
Common share cancellation excess	**(46)**	(103)
Dividends to shareholders		
Perpetual preferred shareholders	**(33)**	(16)
Common shareholders	**(722)**	(611)
Balance, end of year	**$ 4,860**	$ 3,890
Contributed surplus		
Balance, beginning of year	**$ 14**	$ -
Stock option expense		
Change in accounting policy (note 1 (n))	**-**	5
Current year expense (note 14)	**5**	9
Balance, end of year	**$ 19**	$ 14
Currency translation account		
Balance, beginning of year	**$ (426)**	$ (186)
Change during the year	**(423)**	(240)
Balance, end of year	**$ (849)**	$ (426)

CONSOLIDATED STATEMENT OF CASH FLOWS

(in $ millions)

	For the years ended December 31	
	2005	2004
Operations		
Net income	**$ 1,775**	$ 1,616
Adjustments for non-cash items:		
Change in policy liabilities	**2,725**	685
Change in funds held by ceding insurers	**(219)**	1,805
Change in funds held under reinsurance contracts	**(23)**	(591)
Change in current income taxes payable	**(33)**	(221)
Future income tax expense	**125**	168
Other	**(399)**	(460)
Cash flows from operations	**3,951**	3,002
Financing Activities		
Issue of common shares	**20**	20
Issue of preferred shares	**300**	300
Purchased and cancelled common shares	**(57)**	(129)
Redemption of preferred shares	**(10)**	(130)
Issue of deferrable debentures in subsidiary	**-**	210
Repayment of debentures and other debt instruments	**(7)**	(27)
Repayment of subordinated capital income securities in subsidiary	**-**	(210)
Partial repayment of five-year term facility	**(150)**	(450)
Share issue costs	**(6)**	(9)
Dividends paid	**(755)**	(627)
	(665)	(1,052)
Investment Activities		
Bond sales and maturities	**36,671**	35,867
Mortgage loan repayments	**2,045**	2,650
Stock sales	**1,500**	1,277
Real estate sales	**200**	150
Change in loans to policyholders	**(272)**	(47)
Change in repurchase agreements	**224**	195
Reinsurance transactions	**-**	(430)
Acquisition of business (note 20)	**22**	-
Investment in bonds	**(37,939)**	(37,640)
Investment in mortgage loans	**(2,381)**	(2,255)
Investment in stocks	**(1,993)**	(1,462)
Investment in real estate	**(588)**	(197)
	(2,511)	(1,892)
Effect of changes in exchange rates on cash and certificates of deposit	**(286)**	(47)
Increase (decrease) in cash and certificates of deposit	**489**	11
Cash and certificates of deposit, beginning of year	**2,472**	2,461
Cash and certificates of deposit, end of year	**$ 2,961**	$ 2,472
Supplementary cash flow information		
Income taxes paid	**$ 441**	**$ 552**
Interest paid	**$ 201**	**$ 213**

Notes to Consolidated Financial Statements
(in $ millions except per share amounts)

1. Basis of Presentation and Summary of Accounting Policies

The consolidated financial statements of Great-West Lifeco Inc. (Lifeco or the Company) have been prepared in accordance with Canadian generally accepted accounting principles and include the consolidated accounts of its subsidiary companies, The Great-West Life Assurance Company (Great-West) and Great-West Life & Annuity Insurance Company (GWL&A). The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the balance sheet date and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. The significant accounting policies are as follows:

(a) Portfolio Investments

Investments in bonds and mortgage loans (debt securities) are carried at amortized cost net of any allowance for credit losses. The difference between the proceeds on the sale of a debt security and its amortized cost is considered to be an adjustment of future portfolio yield. Net realized gains and losses are included in Deferred Net Realized Gains and are deferred and amortized over the period to maturity of the security sold.

Investments in stocks (equity securities) are carried at cost plus a moving average market value adjustment of $293 ($277 in 2004). The carrying value is adjusted towards market value at a rate of 5% per quarter. Net realized gains and losses are included in Deferred Net Realized Gains and are deferred and amortized to income at a rate of 5% per quarter on a declining-balance basis.

Investments in real estate are carried at cost net of write-downs and allowances for loss, plus a moving average market value adjustment of $144 ($154 in 2004). The carrying value is adjusted towards market value at a rate of 3% per quarter. Net realized gains and losses are included in Deferred Net Realized Gains and are deferred and amortized to income at a rate of 3% per quarter on a declining-balance basis.

Market values for publicly traded bonds are determined using quoted market prices. Market values for bonds that are not actively traded and for mortgages are determined by discounting expected future cash flows related to the securities at market interest rates. Market values for public stocks are generally determined by the closing sale price of the security on the exchange where it is principally traded. Market values for stocks for which there is no active market are determined by management. Market values for all properties are determined annually by management based on a combination of the most recent independent appraisal and current market data available. Appraisals of all properties are conducted at least once every three years by independent qualified appraisers.

(b) Cash and Certificates of Deposit

Cash and certificates of deposit in the Consolidated Statement of Cash Flows comprise cash, current operating accounts, overnight bank and term deposits with original maturity of three months or less, and fixed-income securities with an original term to maturity of three months or less. Net payments in transit and overdraft bank balances are included in other liabilities.

(c) Derivative Financial Instruments

The Company uses derivative products as risk management instruments to hedge or manage asset, liability and capital positions, including revenues. Policy guidelines prohibit the use of derivative instruments for speculative trading purposes.

The Company documents all relationships between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking various hedge transactions. This process includes linking derivatives that are used in hedging transactions to specific assets and liabilities on the balance sheet or to specific firm commitments or transactions. The Company also assesses, both at the hedge's inception and on an ongoing basis, whether the derivatives that are used in hedging transactions are effective in offsetting changes in fair values or cash flows of hedged items.

Derivative financial instruments used by the Company are summarized in note 19.

The accounting policies for derivative financial instruments used for hedging correspond to those used for the underlying hedged position. In the event a designated hedged item is sold, extinguished, matures or ceases to be effective prior to the termination of the related derivative instrument, any subsequent realized or unrealized gains or losses on such derivative instruments are recognized in income.

(d) Foreign Currency Translation

The Company follows the current rate method of foreign currency translation for its net investment in its self-sustaining foreign operations. Under this method, assets and liabilities are translated into Canadian dollars at the rate of exchange prevailing at the balance sheet dates and all income and expense items are translated at an average of daily rates. The Currency Translation Account is presented separately on the Consolidated Balance Sheet. The Company has entered into certain daily average rate forward exchange contracts to manage volatility associated with the translation of a portion of revenues and investment in foreign operations into Canadian dollars. Foreign currency translation gains and losses on foreign currency transactions of the Company are included in net investment income and are not material to the financial statements of the Company.

(e) Loans to Policyholders

Loans to policyholders are shown at their unpaid balance and are fully secured by the cash surrender values of the policies.

(f) Funds Held by Ceding Insurers/Funds Held Under Reinsurance Contracts

Under certain forms of reinsurance contracts, it is customary for the ceding insurer to retain possession of the assets supporting the liabilities ceded. The Company records an amount receivable from the ceding insurer or payable to the reinsurer representing the premium due. Investment revenue on these funds withheld is credited by the ceding insurer.

(g) Goodwill and Intangible Assets

Goodwill represents the excess of purchase consideration over the fair value of net assets of acquired subsidiaries of the Company. Intangible assets represent finite life and indefinite life intangible assets of acquired subsidiaries of the Company. Finite life intangible assets include the value of customer contracts and distribution channels. These intangible assets are amortized on a straight-line basis over 20 years and 30 years respectively. The Company tests goodwill and indefinite life intangible assets for impairment on an annual basis by reviewing the fair value of the related businesses and the intangible assets. Goodwill and intangible assets are written down when impaired to the extent that the carrying value exceeds the estimated fair value.

(h) Revenue Recognition

Premiums for all types of insurance contracts, and contracts with limited mortality or morbidity risk, are generally recognized as revenue when due. When premiums are recognized, actuarial liabilities are computed, with the result that benefits and expenses are matched with such revenue.

The Company's premium revenues, total paid or credited to policyholders and policy liabilities are all shown net of reinsurance amounts ceded to, or including amounts assumed from, other insurers.

Fee and other income is recognized when earned and primarily includes fees earned from the management of segregated fund assets, fees earned on the administration of administrative services only (ASO) Group health contracts and fees earned from management services.

(i) Fixed assets

Included in other assets are fixed assets that are carried at cost less accumulated amortization computed on a straight-line basis over their estimated useful lives, which vary from 3 to 15 years. Amortization of fixed assets included in the Summary of Consolidated Operations is $77 ($85 in 2004).

(j) Actuarial liabilities

Actuarial liabilities represent the amounts equal to the carrying value of the assets that, taking into account the other pertinent items on the balance sheet, will be sufficient to discharge the Company's obligations over the term of the liability for its insurance policies and to pay expenses related to the administration of those policies. Actuarial liabilities are determined using generally accepted actuarial practices, according to standards established by the Canadian Institute of Actuaries. In accordance with these accepted practices, actuarial liabilities have been determined in accordance with the Canadian Asset Liability Method.

(k) Income Taxes

The Company uses the liability method of income tax allocation. Current income taxes are based on taxable income and future income taxes are based on taxable temporary differences. The income tax rates used to measure income tax assets and liabilities are those rates enacted or substantively enacted at the balance sheet date.

(l) Repurchase Agreements

The Company enters into repurchase agreements with third-party broker-dealers in which the Company sells securities and agrees to repurchase substantially similar securities at a specified date and price. Such agreements are accounted for as investment financings.

(m) Pension Plans and Other Post Retirement Benefits

The Company maintains contributory and non-contributory defined benefit pension plans for certain of its employees and agents. The cost of pension benefits is charged to earnings using the projected benefit method prorated on services (see note 15).

The Company also provides post-retirement health, dental and life insurance benefits to eligible employees, agents and their dependents. The cost of post-retirement health, dental and life insurance benefits is charged to earnings using the projected benefit method prorated on services (see note 15).

(n) Stock Based Compensation

The Company provides compensation to certain employees of the Company and its affiliates in the form of stock options, which is described in note 14. Effective January 1, 2004 the Canadian Institute of Chartered Accountants (CICA) Handbook Section 3870 Stock Based Compensation and Other Stock-

Based Payments was amended to require expense treatment of all stock based compensation and payments at grant date for options granted beginning on or after January 1, 2002. This change in accounting policy was applied retroactively without restatement of prior years' financial statements and resulted in a charge in 2004 of $4 to shareholders' surplus, a charge of $1 to non-controlling interests and an increase in contributed surplus of $5.

(o) New Accounting Requirements

Consolidation of Variable Interest Entities

Effective January 1, 2005, the Company adopted the CICA Handbook Accounting Guideline on Consolidation of Variable Interest Entities. As a result, the Company will no longer consolidate Great-West Life Capital Trust (GWLCT) and Canada Life Capital Trust (CLCT) but will recognize the related debentures, refer to note 11. There is no impact of this change in accounting policy to common shareholder net income or basic earnings per common share.

Financial Instruments – Disclosure and Presentation

Effective January 1, 2005, the CICA Handbook Section on Financial Instruments – Disclosure and Presentation was amended to require liability classification, for certain financial instruments. This change in accounting policy has been applied retroactively, refer to notes 11 and 13. There is no impact of this change in accounting policy to common shareholder net income or basic earnings per common share.

(p) Earnings Per Common Share

Earnings per common share is calculated using net income after preferred share dividends and the weighted average number of common shares outstanding (see note 16). The treasury stock method is used for calculating diluted earnings per common share (see note 16).

(q) Geographic Segmentation

The Company has significant operations in Canada, Europe and the United States. Reinsurance operations and operations in all countries other than Canada and the United States are reported as part of the Europe segment.

(r) Comparative Figures

Certain of the 2004 amounts presented for comparative purposes have been reclassified to conform with the presentation adopted in the current year.

2. Restructuring Costs

The plan to restructure and integrate the operations of Canada Life Financial Corporation (CLFC) with the Company's wholly owned subsidiaries Great-West, London Life and GWL&A has been completed at the end of 2005 at a total cost of $446. Restructuring costs related to the acquisition of CLFC incurred for the year ended December 31, 2005 were $101 ($220 for the year ended December 31, 2004). Of this amount $22 before tax ($17 after tax) ($44 before tax ($30 after tax) in 2004) was charged to income and $79 ($176 in 2004) was charged against the amount accrued as part of the purchase equation of CLFC. These restructuring costs are related to the elimination of duplicate systems, exiting and consolidating operations and compensation costs.

3. Portfolio Investments

(a) Carrying values and estimated market values of portfolio investments are as follows:

		2005		2004	
		Carrying value	**Market value**	Carrying value	Market value
Bonds	- government	$ 21,738	$ 22,956	$ 21,094	$ 21,942
	- corporate	37,560	38,962	33,866	35,070
		59,298	61,918	54,960	57,012
Mortgage loans	- residential	7,243	7,575	6,934	7,252
	- non-residential	7,362	7,702	7,620	7,898
		14,605	15,277	14,554	15,150
Stocks		4,028	4,639	3,405	3,837
Real estate		1,842	2,127	1,646	1,852
		$ 79,773	$ 83,961	$ 74,565	$ 77,851

(b) The significant terms and conditions and interest rate ranges of applicable fixed-term portfolio investments gross of provisions are as follows:

	Carrying value					
	Term to maturity					**Effective**
2005	**1 year or less**	**1-5 years**	**Over 5 years**	**Total**	**Principal amount**	**interest rate ranges**
Short-term bonds	$ 2,133	$ -	$ -	$ 2,133	$ 2,131	1.0% - 4.3%
Bonds	3,137	16,942	37,174	57,253	60,784	1.3% - 16.8%
Mortgage loans	332	5,323	8,981	14,636	14,235	3.0% - 13.5%
	$ 5,602	$ 22,265	$ 46,155	$ 74,022	$ 77,150	

	Carrying value					
	term to maturity					Effective
2004	1 year or less	1-5 years	Over 5 years	Total	Principal amount	interest rate ranges
Short-term bonds	$ 2,435	$ -	$ -	$ 2,435	$ 2,431	1.0% - 3.0%
Bonds	2,582	12,750	37,331	52,663	57,832	1.3% - 16.8%
Mortgage loans	167	5,054	9,385	14,606	14,112	3.0% - 13.8%
	$ 5,184	$ 17,804	$ 46,716	$ 69,704	$ 74,375	

(c) Included in portfolio investments are the following:

(i) Non-performing loans:

	2005	2004
Bonds	$ 137	$ 150
Mortgage loans	17	20
Foreclosed real estate	11	2
	$ 165	$ 172

Non-performing loans include non-accrual loans and foreclosed real estate held for sale. Bond and mortgage investments are reviewed on a loan by loan basis to determine non-performing status. Loans are classified as non-accrual when:

(1) payments are 90 days or more in arrears, except in those cases where, in the opinion of management, there is justification to continue to accrue interest; or
(2) The Company no longer has reasonable assurance of timely collection of the full amount of the principal and interest due; or
(3) modified/restructured loans are not performing in accordance with the contract.

Where appropriate, provisions are established or write-offs made to adjust the carrying value to the net realizable amount. Wherever possible the fair value of collateral underlying the loans or observable market price is used to establish net realizable value.

(ii) Allowance for credit losses:

	2005	2004
Bonds & mortgage loans	**$ 119**	$ 190

(iii) Changes in the allowance for credit losses are as follows:

	2005	2004
Balance, beginning of year	**$ 190**	$ 190
Provision for credit losses	**7**	(8)
Recoveries of prior write-offs	**(75)**	(20)
Write-offs	**-**	33
Other (including foreign exchange rate changes)	**(3)**	(5)
Balance, end of year	**$ 119**	$ 190

The allowance for credit losses is supplemented by the provision for future credit losses included in actuarial liabilities.

(d) Investments in real estate include an asset value allowance of $0 ($19 in 2004) which provides for deterioration of market values associated with real estate held for investment.

(e) Also included in portfolio investments are modified/restructured loans of $37 ($85 in 2004) that are performing in accordance with their current terms.

(f) Net investment income is comprised of the following:

	2005				
	Investment income earned	Amortization of net realized and unrealized gains	Provision for credit losses	Investment expenses	Net investment income
Bonds	$ 3,226	$ 253	$ (19)	$ -	$ 3,460
Mortgage loans	892	53	12	-	957
Stocks	126	232	-	-	358
Real estate	125	46	-	-	171
Other	499	-	-	(56)	443
	$ 4,868	$ 584	$ (7)	$ (56)	$ 5,389

	2004				
	Investment income earned	Amortization of net realized and unrealized gains	Provision for credit losses	Investment expenses	Net investment income
Bonds	$ 3,181	$ 269	$ (1)	$ -	$ 3,449
Mortgage loans	975	51	4	-	1,030
Stocks	126	139	-	-	265
Real estate	108	38	-	-	146
Other	562	-	5	(61)	506
	$ 4,952	$ 497	$ 8	$ (61)	$ 5,396

(g) The balance of deferred net realized gains is comprised of the following:

	2005	2004
Bonds	$ 1,834	$ 1,503
Mortgage loans	151	144
Stocks	440	350
Real estate	173	167
	$ 2,598	$ 2,164

4. Pledging of Assets

The amount of assets which have a security interest by way of pledging is outlined below by major pledging activity:

	2005	2004
Derivative transactions	$ 10	$ 10
In respect of reinsurance agreements	-	26
	$ 10	$ 36

5. Goodwill and Intangible Assets

(a) Goodwill

The carrying value of goodwill and changes in the carrying value of goodwill are as follows:

	2005	2004
Balance, beginning of year	$ 5,328	$ 5,265
Acquisition of CLFC	-	66
Other acquisitions	-	3
Sale of subsidiary	-	(2)
Changes in foreign exchange rates	(1)	(4)
Balance, end of year	$ 5,327	$ 5,328
Canada	$ 3,769	$ 3,769
Europe	1,504	1,504
United States	54	55
	$ 5,327	$ 5,328

The change in the allocation of the purchase price of CLFC during 2004 consists of decreases in the values of invested and other assets acquired of $91, increases in the value of intangible assets of $127, increases in the value of policy liabilities of $164 and decreases in the value of other liabilities assumed of $62. During 2004, the Company finalized its accounting for the CLFC acquisition and allocated the goodwill to the major reportable segments of the Company. $2,669 of goodwill was allocated to the Company's Canada segment and $1,500 of goodwill was allocated to the Company's Europe segment.

(b) Intangible Assets

The carrying value of intangible assets and changes in the carrying value of intangible assets are as follows:

2005	Cost	Accumulated amortization	Changes in foreign exchange rates	Carrying value, end of year
Indefinite life intangible assets				
- Brands and trademarks	$ 410	$ -	(16)	$ 394
- Customer contract related	354	-	-	354
- Shareholder portion of acquired future Participating account profits	354	-	-	354
	1,118	-	(16)	1,102
Finite life intangible assets				
- Customer contract related	281	(35)	(2)	244
- Distribution channels	127	(8)	(12)	107
	408	(43)	(14)	351
Total	$ 1,526	$ (43)	$ (30)	$ 1,453

2004	Cost	Accumulated amortization	Changes in foreign exchange rates	Carrying value, end of year
Indefinite life intangible assets				
- Brands and trademarks	$ 410	$ -	4	$ 414
- Customer contract related	354	-	-	354
- Shareholder portion of acquired future Participating account profits	354	-	-	354
	1,118	-	4	1,122
Finite life intangible assets				
- Customer contract related	281	(21)	-	260
- Distribution channels	127	(4)	3	126
	408	(25)	3	386
Total	$ 1,526	$ (25)	$ 7	$ 1,508

During 2004, as part of the revision of the allocation of the purchase price of CLFC the Company identified $127 of additional finite life intangible assets relating to distribution channels of CLFC.

6. Other Assets

Other assets consist of the following:

	2005	2004
Premiums in course of collection	**$ 623**	$ 480
Interest due and accrued	**893**	852
Future income taxes (note 18)	**363**	395
Fixed assets	**279**	307
Prepaid expenses	**76**	74
Accounts receivable	**716**	580
Accrued pension asset (note 15)	**179**	151
Other	**316**	303
	$ 3,445	$ 3,142

7. Actuarial Liabilities

(a) Composition of Actuarial Liabilities and Related Supporting Assets

(i) The composition of actuarial liabilities is as follows:

	Participating		**Non-participating**		**Total**	
	2005	2004	**2005**	2004	**2005**	2004
Canada	**$ 16,622**	$ 15,534	**$ 15,948**	$ 16,062	**$ 32,570**	$ 31,596
Europe	**1,678**	1,894	**16,355**	11,518	**18,033**	13,412
United States	**7,821**	7,656	**12,839**	13,158	**20,660**	20,814
Total	**$ 26,121**	$ 25,084	**$ 45,142**	$ 40,738	**$ 71,263**	$ 65,822

The composition of the assets supporting liabilities and surplus is as follows:

	2005					
	Bonds	Mortgage loans	Stocks	Real estate	Other	Total
Carrying value						
Participating	$ 12,164	$ 4,707	$ 1,845	$ 110	$ 7,295	$ 26,121
Non-participating						
Canada	10,347	4,579	586	8	428	15,948
Europe	11,363	660	162	669	3,501	16,355
United States	10,696	1,590	19	-	534	12,839
Other	11,992	2,987	693	452	5,285	21,409
Capital and surplus	2,736	82	723	603	5,345	9,489
Total carrying value	$ 59,298	$ 14,605	$ 4,028	$ 1,842	$ 22,388	$ 102,161
Fair value	$ 61,918	$ 15,277	$ 4,639	$ 2,127	$ 22,388	$ 106,349

	2004					
	Bonds	Mortgage Loans	Stocks	Real Estate	Other	Total
Carrying value						
Participating	$ 12,935	$ 4,378	$ 768	$ 126	$ 6,877	$ 25,084
Non-participating						
Canada	9,921	4,813	450	15	863	16,062
Europe	7,440	768	221	548	2,541	11,518
United States	9,944	2,056	114	-	1,044	13,158
Other	11,554	2,425	1,259	433	5,730	21,401
Capital and surplus	3,166	114	593	524	4,231	8,628
Total carrying value	$ 54,960	$ 14,554	$ 3,405	$ 1,646	$ 21,286	$ 95,851
Fair value	$ 57,012	$ 15,150	$ 3,837	$ 1,852	$ 21,286	$ 99,137

Cash flows of assets supporting actuarial liabilities are matched within reasonable limits. Changes in the fair values of these assets are essentially offset by changes in the fair value of actuarial liabilities.

Changes in the fair values of assets backing capital and surplus, less related income taxes, would result in a corresponding change in surplus over time in accordance with investment accounting policies.

The carrying value of assets backing actuarial liabilities plus the portion of deferred gains associated with actuarial liabilities is $73,112 ($67,350 in 2004). The fair value of these assets is $76,533 ($69,295 in 2004).

(b) Changes in Actuarial Liabilities

The change in actuarial liabilities is as follows:

	2005	2004
Balance, beginning of year	**$ 65,822**	$ 66,999
Normal change - new business	**3,190**	2,433
- in force	**(194)**	(2,112)
Valuation assumption changes	**107**	(54)
Foreign exchange rate changes	**(2,427)**	(1,902)
Bulk reinsurance	**-**	(329)
Business movement to/from external parties	**4,803**	-
Business movement to/from affiliates	**(38)**	787
Balance, end of year	**$ 71,263**	$ 65,822

2005 – In 2005, actuarial liabilities for non-participating business reflect strengthened mortality assumptions in the annuity and reinsurance lines partially offset by improvements in the asset liability matching. The acquisition of a large block of annuity business in the UK was the major contributor to the growth.

2004 – non-participating liabilities for Canadian individual life insurance were reduced in recognition of improved mortality and improvements in asset-liability matching; non-participating liabilities were updated for annuitant longevity assumptions resulting in an increase in the UK and a decrease in Canada; and non-participating liabilities were reduced by improved experience on Group Health claims in the UK.

(c) Actuarial Assumptions

In the computation of actuarial liabilities, valuation assumptions have been made regarding rates of mortality/morbidity, investment returns, levels of operating expenses and rates of policy termination. The valuation assumptions use best estimates of future experience together with a margin for misestimation and experience deterioration. These margins have been set in accordance with guidelines established by the Canadian Institute of Actuaries and are necessary to provide reasonable assurance that actuarial liabilities cover a range of possible outcomes. Margins are reviewed periodically for continued appropriateness.

The methods for arriving at these valuation assumptions are outlined below:

Mortality
A life insurance mortality study is carried out annually for each major block of insurance business. The results of each study are used to update the Company's experience valuation mortality tables for that business. When there is insufficient data, use is made of the latest industry experience to derive an appropriate valuation mortality assumption. Although mortality improvements have been observed for many years, for life insurance valuation the mortality provisions (including margin) do not allow for future improvements.

Annuitant mortality is also studied regularly and the results used to modify established industry experience annuitant mortality tables. Mortality improvement has been projected to occur throughout future years for annuitants.

Morbidity
The Company uses industry developed experience tables modified to reflect emerging company experience. Both claim incidence and termination are monitored regularly and emerging experience is factored into the current valuation.

Property and Casualty Reinsurance
Actuarial liabilities for property and casualty reinsurance written by London Reinsurance Group (LRG), a subsidiary of London Life, are determined using accepted actuarial practices for life insurers in Canada. Reflecting the long-term nature of the business, reserves have been established using cash flow valuation techniques including discounting. The reserves are based on cession statements provided by ceding companies. In certain instances, LRG management adjusts cession statement amounts to reflect management's interpretation of the treaty. Differences will be resolved via audits and other loss mitigation activities. In addition, reserves also include an amount for incurred but not reported losses (IBNR) which may differ significantly from the ultimate loss development. The estimates and underlying methodology are continually reviewed and updated and adjustments to estimates are reflected in income. LRG analyzes the emergence of claims experience against expected assumptions for each reinsurance contract separately and at the portfolio level. If necessary, a more in depth analysis is undertaken of the cedant experience.

Investment returns
The assets which correspond to the different liability categories are segmented. For each segment, projected cash flows from the current assets and liabilities are used in the Canadian Asset Liability Method to determine actuarial liabilities. Cash flows from assets are reduced to provide for asset default losses. Testing under several interest rate scenarios (including increasing and decreasing rates) is done to provide for reinvestment risk.

Expenses
Unit expense studies are updated regularly to determine an appropriate estimate of future expenses for the liability type being valued. Expense improvements are not projected. An inflation assumption is incorporated in the estimate of future expenses.

Policy termination
Studies to determine rates of policy termination are updated regularly to form the basis of this estimate. Industry data is also available and is useful where the Company has no experience with specific types of policies or its exposure is limited.

Policyholder dividends
Future policyholder dividends are included in the determination of actuarial liabilities for participating policies, with the assumption that policyholder dividends will change in the future to reflect the experience of the respective participating accounts, consistent with the participating policyholder dividend policies.

(d) Risk Management

(i) Interest rate risk

Interest rate risk is managed by effectively matching portfolio investments with liability characteristics. Hedging instruments are employed where necessary when there is a lack of suitable permanent investments to minimize loss exposure to interest rate changes.

(ii) Credit risk

Credit risk is managed through an emphasis on quality in the investment portfolio and by maintenance of issuer, industry and geographic diversification standards.

Projected investment returns are reduced to provide for future credit losses on assets. The net effective yield rate reduction averaged .18% (.17% in 2004).

The following outlines the future asset credit losses provided for in actuarial liabilities. These amounts are in addition to the allowance for asset losses included with assets:

	2005	2004
Participating	$ 570	$ 492
Non-participating	608	467
	$ 1,178	$ 959

(iii) Reinsurance risk

Maximum benefit amount limits per insured life (which vary by line of business) are established for life and health insurance and reinsurance is purchased for amounts in excess of those limits.

Reinsurance contracts do not relieve the Company from its obligations to policyholders. Failure of reinsurers to honour their obligations could result in losses to the Company. The Company evaluates the financial condition of its reinsurers to minimize its exposure to significant losses from reinsurer insolvencies.

As a result of reinsurance, actuarial liabilities have been reduced by the following amounts, which include the reinsurance transaction described in Note 21:

	2005	2004
Participating	$ 109	$ 142
Non-participating	6,537	6,896
	$ 6,646	$ 7,038

Certain of the reinsurance contracts are on a funds withheld basis where the Company retains the assets supporting the reinsured actuarial liabilities, thus minimizing the exposure to significant losses from reinsurer insolvency on those contracts.

(iv) Foreign exchange risk

If the assets backing actuarial liabilities are not matched by currency, changes in foreign exchange rates can expose the Company to the risk of foreign exchange losses not offset by liability decreases. Foreign exchange risk is managed whenever possible by matching assets with related liabilities by currency and through the use of derivative instruments such as forward contracts and cross-currency swaps. These financial instruments allow the Company to modify an asset position to more closely match actual or committed liability currency.

(v) Liquidity risk

Liquidity risk is the risk that the Company will have difficulty raising funds to meet commitments. The liquidity needs of the Company are closely managed through cash flow matching of assets and liabilities and forecasting earned and required yields, to ensure consistency between policyholder requirements and the yield of assets. Approximately 60% of policy liabilities are non-cashable prior to maturity or subject to market value adjustments.

(e) Sensitivity of Actuarial Assumptions

The actuarial assumption most susceptible to change in the short run is future investment returns. One way of measuring the interest rate risk associated with this assumption is to determine the effect on the present value of the projected net asset and liability cash flows of the non-participating business of the Company of an immediate 1% increase or an immediate 1% decrease in the level of interest rates. These interest rate changes will also impact the projected cash flows. When the change to the projected cash flows is included in the calculation, the effect of an immediate 1% increase in interest rates would be to decrease the present value of these projected cash flows by $199 and the effect of an immediate 1% decrease in interest rates would be to decrease the present value of these projected cash flows by $453. The level of actuarial liabilities established under the Canadian Asset Liability Method of valuation provides for interest rate movements significantly greater than the 1% shifts shown above.

8. *Financing Charges*

Financing charges include interest on long-term debentures and other debt instruments, previously classified as part of net investment income, together with distributions and interest on capital trust securities and debentures and preferred shares now classified as liabilities as described in notes 11 and 13 to the financial statements.

	2005	2004
Interest on long-term debentures and other debt instruments	**$ 111**	$ 130
Preferred share dividends	**39**	44
Distributions and interest on capital trust securities and debentures	**49**	49
Distributions on capital trust securities held by consolidated group as temporary investments	**(12)**	(18)
Total	**$ 187**	$ 205

9. Debentures and Other Debt Instruments

(a) Debentures and other debt instruments consist of the following:

	2005		2004	
	Carrying value	Fair value	Carrying value	Fair value
Short term				
Commercial paper and other short term debt instruments with interest rates from 4.0% to 5.0% (2.2% to 2.5% in 2004)	$ 112	$ 112	$ 114	$ 114
Revolving credit in respect of reinsurance business with interest rates from 5.0% to 5.2% maturing within one year (2.2% to 3.2% in 2004)	14	14	20	20
Total short term	126	126	134	134
Long term				
Operating:				
Notes payable with interest rate of 8.0%	9	9	10	10
Capital:				
Lifeco				
Five year term facility at rates of: $nil (2004 - $118) at Canadian 90-day Bankers' Acceptance; $nil (2004 - $31) at 90-day LIBOR rate	-	-	149	149
6.75% Debentures due August 10, 2015, unsecured	200	221	200	225
6.14% Debentures due March 21, 2018, unsecured	200	227	200	217
6.74% Debentures due November 24, 2031, unsecured	200	250	200	222
6.67% Debentures due March 21, 2033, unsecured	400	497	400	443
	1,000	1,195	1,149	1,256
Canada Life				
Subordinated debentures due September 19, 2011 bearing a fixed rate of 8% until 2006 and, thereafter, at a rate equal to the Canadian 90-day Bankers' Acceptance rate plus 1%, unsecured	250	257	250	270
Subordinated debentures due December 11, 2013 bearing a fixed rate of 5.8% until 2008 and, thereafter, at a rate equal to the Canadian 90-day Bankers' Acceptance rate plus 1%, unsecured	200	208	200	214
6.40% Subordinated debentures due December 11, 2028, unsecured	100	119	100	107
Acquisition related fair market value adjustment	13	-	35	-
	563	584	585	591
Great-West Life & Annuity Insurance Capital, LP				
6.625% Deferrable debentures due November 15, 2034, unsecured (U.S.$175)	205	212	210	214
Total long term	1,777	2,000	1,954	2,071
Total debentures and other debt instruments	$ 1,903	$ 2,126	$ 2,088	$ 2,205

(b) Principal repayments of long term debentures and other debt instruments

	Operating	Capital	Total
2006	$ 1	$ -	$ 1
2007	1	-	1
2008	1	-	1
2009	1	-	1
2010	1	-	1
2011 and thereafter	4	1,755	1,759
	$ 9	$ 1,755	$ 1,764

10. Other Liabilities

Other liabilities consist of the following:

	2005	2004
Current income taxes	$ 374	$ 363
Accounts payable	511	589
Liability for restructuring costs	-	79
Post retirement benefits provision (note 15)	508	455
Bank overdraft	449	363
Future income taxes (note 18)	317	262
Other	2,159	2,245
	$ 4,318	$ 4,356

11. Capital Trust Securities and Debentures

	December 31 2005	December 31, 2004
Capital trust securities:		
Trust securities issued by GWLCT	$ -	$ 350
Trust securities issued by CLCT	-	450
	-	800
Capital trust debentures:		
5.995% Senior debentures due December 31, 2052, unsecured (GWLCT)	350	-
6.679% Senior debentures due June 30, 2052, unsecured (CLCT)	300	-
7.529% Senior debentures due June 30, 2052, unsecured (CLCT)	150	-
	800	-
Acquisition related fair market value adjustment	34	37
Trust securities held by consolidated group as temporary investments	(186)	(186)
Total	$ 648	$ 651

GWLCT, a trust established by Great-West, had issued $350 of capital trust securities, the proceeds of which were used by GWLCT to purchase Great-West senior debentures in the amount of $350, and CLCT, a trust established by The Canada Life Assurance Company (Canada Life), had issued $450 of capital trust securities, the proceeds of which were used by CLCT to purchase Canada Life senior debentures in the amount of $450. Effective January 1, 2005 the Company does not consolidate GWLCT and CLCT. The impact of this is to not recognize the capital trust securities issued by GWLCT and CLCT and to recognize the debentures issued to the trusts by Great-West and Canada Life. As a result, distributions and interest on the capital trust securities have been reclassified to financing charges on the Summary of Consolidated Operations (see note 8).

12. Non-Controlling Interests

The Company controlled a 100% equity interest in Great-West, London Life, Canada Life and GWL&A at December 31, 2005 and December 31, 2004.

(a) The non-controlling interests of GWL&A, Great-West, London Life, Canada Life and their subsidiaries reflected in the Summary of Consolidated Operations are as follows:

	2005	2004
Participating policyholder		
Net income attributable to participating policyholder before policyholder dividends		
Great-West	$ 110	$ 107
London Life	620	623
Canada Life	128	185
GWL&A	134	164
Policyholder dividends		
Great-West	(98)	(91)
London Life	(548)	(523)
Canada Life	(118)	(194)
GWL&A	(134)	(154)
Net income	94	117
Preferred shareholder dividends of subsidiaries	19	19
Total	$ 113	$ 136

(b) The carrying value of non-controlling interests consist of the following:

	2005	2004
Participating surplus:		
Great-West	$ 372	$ 360
London Life	1,151	1,081
Canada Life	25	17
GWL&A	193	196
	$ 1,741	$ 1,654
Preferred shares issued by subsidiaries:		
Great-West Series L, 5.20% Non-Cumulative	$ 52	$ 52
Great-West Series O, 5.55% Non-Cumulative	157	157
	$ 209	$ 209
Perpetual preferred shares issued by subsidiaries:		
CLFC Series B, 6.25% Non-Cumulative	$ 145	$ 145
Acquisition related fair market value adjustment	12	14
	$ 157	$ 159

On demutualization, $50 of seed capital was transferred from the shareholder account to the participating policyholder account of Canada Life. In accordance with the Conversion Proposal of Canada Life and subject to approval by OSFI, the seed capital amount, together with a reasonable rate of return, may be transferred to the shareholder account if the seed capital is no longer required to support the new participating policies.

During 2005, following OSFI approval, $2 of seed capital related to the Bahamas open block of the Canada Life participating policyholder account was transferred from the participating account to the shareholder account. The repatriation resulted in an increase in shareholder surplus of $2 and a decrease in non-controlling interests of $2. During 2004, following OSFI approval, $21 of seed capital related to the Irish open block of the Canada Life participating account, together with accrued interest of $5 (after tax), was transferred from the participating account to the shareholder account. The repatriation resulted in an increase in shareholder surplus of $21 and a decrease in non-controlling interests of $21.

13. Share Capital

Authorized

Unlimited First Preferred Shares, Class A Preferred Shares and Second Preferred Shares,
Unlimited Common Shares

Issued and outstanding

	2005		2004	
	Number	**Stated value**	Number	Stated value
Preferred shares:				
Classified as liabilities (1)				
Series D, 4.70% Non-Cumulative, First Preferred Shares	**7,978,900**	**$ 199**	8,000,000	$ 200
Series E, 4.80% Non-Cumulative, First Preferred Shares	**23,499,915**	**588**	23,868,115	597
	31,478,815	**$ 787**	31,868,115	$ 797
Perpetual preferred shares:				
Classified as equity				
Series F, 5.90% Non-Cumulative First Preferred Shares	**7,957,001**	**$ 199**	7,957,001	$ 199
Series G, 5.20% Non-Cumulative First Preferred Shares	**12,000,000**	**300**	12,000,000	300
Series H, 4.85% Non-Cumulative First Preferred Shares	**12,000,000**	**300**	-	-
	31,957,001	**$ 799**	19,957,001	$ 499
Common shares:				
Balance, beginning of year	**890,592,348**	**$ 4,651**	893,123,924	$ 4,657
Purchased and cancelled under Normal Course Issuer Bid	**(2,012,600)**	**(11)**	(5,217,700)	(26)
Issued under Stock Option Plan	**2,109,328**	**20**	2,686,124	20
Balance, end of year	**890,689,076**	**$ 4,660**	890,592,348	$ 4,651

(1) The adoption of the amendments to the CICA Handbook section on Financial Instruments – Disclosure and Presentation (refer to note 1(n)) resulted in the reclassification of the Series D, 4.70% Non-Cumulative First Preferred Shares and the Series E, 4.80% Non-Cumulative First Preferred Shares to liabilities. Dividends on preferred shares classified as liabilities have been reclassified as financing charges (refer to note 8).

Preferred shares
The Series D, 4.70% Non-Cumulative First Preferred Shares are redeemable at the option of the Company on or after March 31, 2009 for $25 per share plus a premium if the shares are redeemed before March 31, 2011 or are convertible to variable amount of common shares of the Company at the option of the Company on or after March 31, 2009, and are convertible to a variable amount of common shares of the Company at the option of the holder on or after March 31, 2014.

The Series E, 4.80% Non-Cumulative First Preferred Shares are redeemable at the option of the Company on or after September 30, 2009 for $25 per share plus a premium if the shares are redeemed before September 30, 2012 or are convertible to a variable amount of common shares of the Company at the option of the Company on or after September 30, 2009, and are convertible to a variable amount of common shares of the Company at the option of the holder on or after September 30, 2013.

The Series F, 5.90% Non-Cumulative First Preferred Shares are redeemable at the option of the Company on or after September 30, 2008 for $25 per share plus a premium if the shares are redeemed before September 30, 2012.

During 2005, the Company issued 12,000,000 Series H, 4.85% Non-Cumulative First Preferred Shares for a value of $300 or $25 per share. The shares are redeemable at the option of the Company on or after September 30, 2010 for $25 per share plus a premium if the shares are redeemed before September 30, 2010.

During 2005, the Company announced a Normal Course Issuer Bid commencing September 1, 2005 and terminating August 31, 2006 to purchase for cancellation up to but not more than 799,600 Non-Cumulative First Preferred Shares, Series D, and 2,380,000 Non-Cumulative First Preferred Shares, Series E. During the year, 21,100 Series D 4.70% Non-Cumulative First Preferred Shares, and 368,200 Series E 4.80% Non-Cumulative First Preferred Shares, were purchased pursuant to the Company's Normal Course Issuer Bid for a total cost of $1 and $10 or an average of $27.23 and $28.10, respectively, and the price in excess of stated value was charged to income.

During 2004, the Company issued 12,000,000 Series G, 5.20% Non-Cumulative First Preferred Shares for a value of $300 or $25 per share. The shares are redeemable at the option of the Company on or after December 31, 2009 for $25 per share plus a premium if the shares are redeemed before December 31, 2013.

During 2004, the Company redeemed the Series 1, 5.00% Non-Cumulative Class A Preferred Shares at a price of $25 per share.

Common shares
During 2005, 2,012,600 (5,217,700 in 2004) common shares were purchased for cancellation pursuant to the Company's Normal Course Issuer Bids for a total expenditure of $57 ($129 in 2004) or $28.32 ($24.82 in 2004) per share and the price in excess of stated value was charged to surplus.

On September 24, 2004, the shareholders of the Company approved a subdivision of the Company's common shares on a two-for-one basis. The subdivision, which was effective October 6, 2004, increased the number of common shares outstanding on October 6, 2004 from 445,401,757 to 890,803,514. Common share amounts and per common share computations have been retroactively adjusted to reflect the subdivision.

14. Stock Based Compensation

The Company has a stock option plan (the Plan) pursuant to which options to subscribe for common shares of Lifeco may be granted to certain officers and employees of Lifeco and its affiliates. The Company's Compensation Committee (the Committee) administers the Plan and, subject to the specific provisions of the Plan, fixes the terms and conditions upon which options are granted. The exercise price of each option granted under the Plan is fixed by the Committee, but cannot under any circumstances be less than the weighted-average trading price per Lifeco common share on the Toronto Stock Exchange for the five trading days preceding the date of the grant. Termination of employment may, in certain circumstances, result in forfeiture of the options, unless otherwise determined by the Committee.

To date, four categories of options have been granted under the Plan. The exercise of the options in three of these four categories is subject to the attainment of certain financial targets by certain of the Company's subsidiaries. In two of these categories the financial targets have been attained. All of the options have a maximum exercise period of ten years. The maximum number of Lifeco common shares that may be issued under the Plan is currently 37,000,000.

The following table summarizes the status of, and changes in, options outstanding and the weighted-average exercise price:

	2005		**2004**	
	Options	**Weighted-average exercise price**	Options	Weighted-average exercise price
Outstanding, beginning of year (1)	**17,945,976**	**$ 13.45**	20,152,000	$ 12.81
Granted	**3,072,000**	**29.69**	831,000	24.93
Exercised	**(2,109,328)**	**9.11**	(2,686,124)	7.59
Forfeited	**(227,000)**	**19.02**	(350,900)	19.70
Outstanding, end of year	**18,681,648**	**$ 17.09**	17,945,976	$ 13.45
Options exercisable at year-end	**11,976,636**	**$ 13.56**	11,895,809	$ 12.00

(1) Amounts have been adjusted to reflect two-for-one subdivision of the Company's common shares in 2004 (see note 13).

The weighted average fair value of options granted during 2005 was $6.01 per option ($6.17 per option granted during 2004). The fair value of each option was estimated using the Black-Scholes option-pricing model with the following weighted average assumptions used for those options granted in 2005 and 2004 respectively: dividend yield 2.945% (2.582%), expected volatility 21.130% (24.639%), risk-free interest rate 4.004% (4.328%), and expected life of 7 years (7 years).

In accordance with the fair value based method of accounting, compensation expense of $5 after tax in 2005 ($9 in 2004) has been recognized in the Summary of Consolidated Operations.

The following table summarizes information on the ranges of exercise prices including weighted-average remaining contractual life at December 31, 2005:

	Outstanding			Exercisable		
Exercise price ranges	Options	Weighted-average remaining contractual life	Weighted-average exercise price	Options	Weighted-average exercise price	Expiry
$ 4.24	271,350	0.56	$ 4.24	271,350	$ 4.24	2006
$8.12 - $8.38	1,194,032	1.59	8.19	1,194,032	8.19	2007
$10.12 - $11.14	1,604,000	2.29	11.06	1,604,000	11.06	2008
$11.06 - $13.63	422,200	3.31	12.60	422,200	12.60	2009
$10.11 - $16.48	5,863,104	4.48	12.52	5,125,104	12.42	2010
$17.14 - $17.70	1,908,598	5.83	17.21	1,542,898	17.21	2011
$17.20	297,000	6.58	17.20	178,200	17.20	2012
$18.84 - $20.83	3,288,364	7.46	19.38	1,408,052	19.39	2013
$24.17 - $25.12	761,000	8.36	24.96	230,800	25.01	2014
$28.26 - $29.84	3,072,000	9.92	29.69	-	-	2015

15. Pension Plans and Other Post Retirement Benefits

The Company's subsidiaries maintain contributory and non-contributory defined benefit pension plans for certain of its employees and agents. The Company's subsidiaries also maintain defined contribution pension plans for certain of its employees and agents. The defined benefit plans provide pensions based on length of service and final average pay. Certain pension payments are indexed either on an ad hoc basis or on a guaranteed basis. As future salary levels affect the amount of employee future benefits, the projected benefit method prorated on services has been used to determine the accrued benefit obligation. The assets supporting the trusteed pension plans are held in separate trusteed pension funds. The remaining benefits are included in other liabilities and are supported by general assets. The recognized current cost of pension benefits is charged to earnings.

The Company's subsidiaries also provide post-retirement health, dental and life insurance benefits to eligible employees, agents and their dependents. Retirees share in the cost of benefits through deductibles, co-insurance and caps on benefits. As the amount of some of the post-retirement benefits other than pensions depend on future salary levels and future cost escalation, the projected benefit method prorated on services has been used to determine the accrued benefit obligation. The amount of the obligation for these benefits is included in other liabilities and is supported by general assets. The recognized current cost of post-retirement non-pension benefits is charged to earnings. In 2005, the terms of most of the post-retirement health, dental and life insurance plans were amended. The amendment reduced the level of post-retirement benefits to be provided to certain active employees and revised the eligibility requirements for receiving benefits for certain other active employees. This results in the establishment of a negative past service cost that is being amortized over the average remaining service lives of these certain active employees. A curtailment has been recognized to reflect the impact of the changes in the plan's eligibility requirements.

Past service costs, transitional assets and transitional obligations are amortized over the expected average remaining service life of the employee/agent group. Prior years' cumulative experience gains or losses in excess of the greater of 10% of the beginning of year plan assets or accrued benefit obligation are amortized over the expected average remaining service life of the employee/agent group.

Subsidiaries of the Company have declared a partial windup in respect of certain Ontario defined benefit pension plans. These partial windups will not likely be completed for some time and, as a result of the July 2004 Supreme Court of Canada decision in *Monsanto Canada Inc.* v. *Ontario (Superintendent of Financial Services)*, could involve the distribution of the amount of actuarial surplus, if any, attributable to the wound up portion of the plans. However, many issues remain unclear, including the basis of surplus measurement and entitlement and the method by which any surplus distribution would be implemented.

Based on information presently known, it is not expected that any application of the Monsanto decision to these partial windups will have a material adverse effect on the consolidated financial position of the Company.

The following tables reflect the financial position of the Company's contributory and non-contributory defined benefit pension plans at December 31, 2005 and 2004:

(a) Costs Recognized

	All pension plans		Other post-retirement benefits	
	2005	2004	**2005**	2004
Amounts arising from events in the period				
Defined benefit service cost	**$ 81**	$ 85	**$ 15**	$ 17
Defined contribution service cost	**11**	11	**-**	-
Employee contributions	**(10)**	(11)	**-**	-
Employer service cost	**82**	85	**15**	17
Past service cost	**6**	17	**(103)**	-
Interest cost on the accrued pension obligation	**161**	155	**29**	29
Actual return on plan assets	**(346)**	(174)	**-**	-
Actuarial (gain) loss on accrued benefit obligation	**230**	112	**78**	(45)
Curtailment gain	**-**	(11)	**(6)**	(4)
Settlement loss	**5**	-	**-**	-
Cost incurred	**138**	184	**13**	(3)
Adjustments to reflect costs recognized				
Difference between actual and expected return on plan assets	**165**	(7)	**-**	-
Difference between actuarial gains (losses) arising during the period and actuarial gains (losses) amortized	**(225)**	(101)	**(74)**	48
Amortization of transitional obligations	**1**	1	**-**	-
Difference between past service costs arising in period and past service costs amortized	**(1)**	(16)	**100**	(2)
Decrease in valuation allowance	**(11)**	(9)	**-**	-
Net benefit cost recognized for the period	**$ 67**	$ 52	**$ 39**	$ 43

(b) Status

	Defined benefit pension plans		Other post-retirement benefits	
	2005	2004	**2005**	2004
Fair value of plan assets	**$ 2,898**	$ 2,689	**$ -**	$ -
Accrued benefit obligation	**(2,995)**	(2,712)	**(402)**	(479)
Funded status	**(97)**	(23)	**(402)**	(479)
Employer contributions after measurement date	**7**	1	**1**	1
Unamortized past service costs	**25**	25	**(120)**	(22)
Unamortized net losses	**221**	168	**88**	88
Unamortized transitional obligation	**5**	5	**-**	-
Valuation allowance	**(57)**	(68)	**-**	-
Accrued benefit asset (liability)	**$ 104**	$ 108	**$ (433)**	$ (412)
Recorded in:				
Other assets	**$ 179**	$ 151	**$ -**	$ -
Other liabilities	**(75)**	(43)	**(433)**	(412)
Accrued benefit asset (liability)	**$ 104**	$ 108	**$ (433)**	$ (412)

(c) Plans with Accrued Benefit Obligations in Excess of Plan Assets

	Defined benefit pension plans		Other post-retirement benefits	
	2005	2004	2005	2004
Plans With Plan Assets				
Fair value of plan assets	$ 1,818	$ 1,361		
Accrued benefit obligation	(2,075)	(1,559)		
Plan deficit	$ (257)	$ (198)		
Plans Without Plan Assets				
Fair value of plan assets	$ -	$ -	$ -	$ -
Accrued benefit obligation	(195)	(157)	(402)	(479)
Plan deficit	$ (195)	$ (157)	$ (402)	$ (479)

The above plans' assets and accrued benefit obligations are disclosed separately as the accrued benefit obligations exceed the fair value of the plans' assets. These amounts have been included in previously aggregated results.

(d) Measurement and Valuation

Measurement date is November 30. The dates of actuarial valuations for funding purposes for the funded defined benefit pension plans (weighted by accrued benefit obligation) are:

Most recent valuation	% of plans
December 31, 2002	18%
December 31, 2003	14%
April 1, 2004	4%
December 31, 2004	64%

Next required valuation	% of plans
December 31, 2005	36%
December 31, 2006	14%
April 1, 2007	4%
December 31, 2007	46%

The fair value of assets is used to determine the expected return on assets.

(e) Cash Payments

	All pension plans		Other post-retirement benefits	
	2005	2004	2004	2004
Contributions - Funded defined benefit plans	$ 32	$ 16	$ -	$ -
- Funded defined contribution plans	11	11	-	-
Benefits paid for unfunded plans	6	4	16	16
Total cash payment	$ 49	$ 31	$ 16	$ 16

(f) Reconciliations

		Defined benefit pension plans		Other post-retirement benefits	
		2005	2004	2005	2004
(i)	Accrued benefit obligation, beginning of year	$ 2,712	$ 2,516	$ 479	$ 530
	Adjustment to opening balance	1	(7)	-	(7)
	Reclassified to Other Liabilities	-	-	-	(20)
	Employer current service cost	71	74	15	17
	Employee contributions	10	11	-	-
	Interest on accrued pension obligation	161	155	29	29
	Actuarial (gains) losses	230	112	78	(45)
	Benefits paid	(122)	(114)	(16)	(15)
	Past service cost	6	17	(103)	-
	Curtailment gain	-	(11)	(81)	(4)
	Settlement loss	(14)	-	-	-
	Foreign exchange rate changes	(60)	(41)	1	(6)
	Accrued benefit obligation, end of year	$ 2,995	$ 2,712	$ 402	$ 479
(ii)	Fair value of assets, beginning of year	$ 2,689	$ 2,628	$ -	$ -
	Adjustment to opening balance	2	-	-	-
	Employee contributions	10	11	-	-
	Employer contributions	32	20	16	15
	Return on plan assets	346	174	-	-
	Benefits paid	(122)	(114)	(16)	(15)
	Settlement loss	(18)	-	-	-
	Foreign exchange rate changes	(41)	(30)	-	-
	Fair value of assets, end of year	$ 2,898	$ 2,689	$ -	$ -

(g) Asset Allocation by Major Category Weighted by Plan Assets

	Defined benefit pension plans	
	2005	2004
Equity securities	51%	51%
Debt securities	38%	39%
All other assets	11%	10%
	100%	100%

No plan assets are directly invested in the Company's or related parties' securities. Nominal amounts may be invested in the Company's or related parties' securities through investment in pooled funds.

(h) Significant Assumptions

	Defined benefit pension plans		Other post-retirement benefits	
	2005	2004	**2005**	2004
Weighted average assumptions used to determine benefit cost				
Discount rate	**5.94%**	6.15%	**6.22%**	6.25%
Expected long-term rate of return on plan assets	**6.83%**	6.99%	**-**	-
Rate of compensation increase	**4.89%**	4.73%	**5.01%**	4.98%
Weighted average assumptions used to determine accrued benefit obligation				
Discount rate	**5.26%**	5.94%	**5.27%**	6.22%
Rate of compensation increase	**4.21%**	4.89%	**4.31%**	5.01%
Weighted average healthcare trend rates				
In determining the expected cost of health care benefits, health care costs were assumed to increase at the initial trend rate which would gradually decrease to an ultimate trend rate.				
Initial health care trend rate			**7.17%**	7.51%
Ultimate health care trend rate			**4.73%**	4.80%
Initial year			**2005**	2004
Year ultimate trend rate is reached			**2010**	2009

(i) Impact of Changes to Assumed Health Care Rates – Other Post-Retirement Benefits

	Impact on end of year accrued post-retirement benefit obligation		Impact on post-retirement benefit service and interest cost	
	2005	2004	**2005**	2004
1% increase in assumed health care cost trend rate	**$ 44**	$ 69	**$ 8**	$ 8
1% decrease in assumed health care cost trend rate	**$ (37)**	$ (53)	**$ (6)**	$ (6)

16. Earnings per Common Share

The following table provides the reconciliation between basic and diluted earnings per common share:

	2005	2004
a) Earnings		
Net income - common shareholders	**$ 1,742**	$ 1,600
b) Number of common shares		
Average number of common shares outstanding	**890,947,683**	891,966,102
Add:		
-Potential exercise of outstanding stock options	**7,383,324**	8,174,647
Average number of common shares outstanding - diluted basis	**898,331,007**	900,140,749
Earnings per common share		
Basic	**$ 1.955**	$ 1.794
Diluted	**$ 1.939**	$ 1.778

(1) Earnings per Common Share computations have been adjusted to reflect two-for-one subdivision of the Company's common shares in 2004 (see note 13).

17. Related Party Transactions

In the normal course of business, Great-West provided insurance benefits to other companies within the Power Financial Corporation group of companies. In all cases, transactions were at market terms and conditions.

During the year, Great-West provided to and received from IGM Financial Inc. and its subsidiaries (IGM), a member of the Power Financial Corporation group of companies, certain administrative services. Great-West also provided life insurance, annuity and disability insurance products under a distribution agreement with IGM. London Life provided distribution services to IGM. All transactions were provided on terms and conditions at least as favourable as market terms and conditions.

At December 31, 2005, 9,206,243 shares of IGM were held by the Company as an investment (9,207,375 in 2004). The fair value of the investment in IGM at December 31, 2005 is $425 ($337 in 2004).

During 2005, Great-West, London Life and segregated funds maintained by London Life purchased residential mortgages of $123 from IGM ($77 in 2004). Great-West and London Life sold residential mortgages of $6 ($17 in 2004) to segregated funds maintained by Great-West and $46 ($110 in 2004) to segregated funds maintained by London Life. All transactions were at market terms and conditions.

18. Income Taxes

(a) Future income taxes consist of the following taxable temporary differences on:

	2005	2004
Policy liabilities	**$ 371**	$ 477
Portfolio investments	**(310)**	(315)
Other	**(15)**	(29)
Future income taxes receivable	**$ 46**	$ 133
Recorded in:		
Other assets	**$ 363**	$ 395
Other liabilities	**(317)**	(262)
	$ 46	$ 133

(b) The Company's effective income tax rate is derived as follows:

	2005	2004
Combined basic Canadian federal and provincial tax rate	**35.5 %**	35.5 %
Increase (decrease) in the income tax rate resulting from:		
Non-taxable investment income	**(5.4)**	(6.5)
Lower effective tax rates on income not subject to tax in Canada	**(5.0)**	(4.2)
Large corporations tax	**0.2**	0.2
Miscellaneous	**(1.1)**	(1.1)
Effective income tax rate applicable to current year	**24.2 %**	23.9 %

At December 31, 2005, CLFC had tax loss carryforwards, primarily in Canada, totalling $1,056 ($1,071 in 2004). The future tax benefit of these tax loss carryforwards has been recognized, to the extent that they are more likely than not to be realized, in the amount of $375 ($380 in 2004) in future tax assets. The Company will realize this benefit in future years through a reduction in current income taxes payable.

19. Off Balance Sheet Financial Instruments

In the normal course of managing exposure to fluctuations in interest and foreign exchange rates, and to market risks, the Company is an end user of various derivative financial instruments that are not reported on the balance sheet. Contracts are either exchange traded or over-the-counter traded with counterparties that are highly rated financial institutions.

(a) The following table summarizes the Company's derivative portfolio and related credit exposure:

2005	Notional amount	Maximum credit risk	Future credit exposure	Credit risk equivalent	Risk weighted equivalent
Interest rate contracts					
Futures - long	$ 30	$ -	$ -	$ -	$ -
Futures - short	308	-	-	-	-
Swaps	1,696	113	11	124	36
Options written	26	-	-	-	-
Options purchased	547	72	8	80	15
	2,607	185	19	204	51
Foreign exchange contracts					
Forward contracts	775	11	8	19	4
Cross-currency swaps	3,827	534	251	785	159
	4,602	545	259	804	163
Other derivative contracts					
Equity contracts	321	7	17	24	5
Credit default swaps	88	1	7	8	1
	409	8	24	32	6
	$ 7,618	$ 738	$ 302	$ 1,040	$ 220

2004	Notional amount	Maximum credit risk	Future credit exposure	Credit risk equivalent	Risk weighted equivalent
Interest rate contracts					
Futures - long	$ 152	$ -	$ -	$ -	$ -
Futures - short	238	-	-	-	-
Swaps	1,584	39	9	48	9
Options written	26	-	-	-	-
Options purchased	1,015	60	10	70	14
	3,015	99	19	118	23
Foreign exchange contracts					
Forward contracts	1,052	-	10	10	2
Cross-currency swaps	2,781	329	171	500	122
	3,833	329	181	510	124
Other derivative contracts					
Equity contracts	453	18	24	42	8
Credit default swaps	112	1	2	3	1
	565	19	26	45	9
	$ 7,413	$ 447	$ 226	$ 673	$ 156

(b) The following table provides the use, notional amount and estimated fair value of the Company's derivative portfolio:

	Contracts held for asset/liability management				Contracts held for other purposes			
	Notional amount			Total	Notional amount			Total
2005	**1 year or less**	**1-5 years**	**Over 5 years**	**Estimated fair value**	**1 year or less**	**1-5 years**	**Over 5 years**	**estimated fair value**
Interest rate contracts								
Futures - long	$ 30	$ -	$ -	$ -	$ -	$ -	$ -	$ -
Futures - short	308	-	-	-	-	-	-	-
Swaps	801	263	632	97	-	-	-	-
Options written	26	-	-	-	-	-	-	-
Options purchased	-	-	547	72	-	-	-	-
	1,165	263	1,179	169	-	-	-	-
Foreign exchange contracts								
Forward contracts	39	-	-	-	736	-	-	6
Cross-currency swaps	123	987	2,622	475	20	75	-	21
	162	987	2,622	475	756	75	-	27
Other derivative contracts								
Equity contracts	171	-	-	7	150	-	-	(4)
Credit default swaps	-	88	-	1	-	-	-	-
	171	88	-	8	150	-	-	(4)
	$ 1,498	$ 1,338	$ 3,801	$ 652	$ 906	$ 75	$ -	$ 23

	Contracts held for asset/liability management				Contracts held for other purposes			
	Notional amount			Total	Notional amount			Total
2004	1 year or less	1-5 years	Over 5 years	estimated fair value	1 year or less	1-5 years	Over 5 years	estimated fair value
Interest rate contracts								
Futures - long	$ 152	$ -	$ -	$ -	$ -	$ -	$ -	$ -
Futures - short	238	-	-	-	-	-	-	-
Swaps	671	222	541	25	150	-	-	(1)
Options written	-	26	-	(86)	-	-	-	-
Options purchased	360	-	655	59	-	-	-	-
	1,421	248	1,196	(2)	150	-	-	(1)
Foreign exchange contracts								
Forward contracts	256	-	-	19	796	-	-	(34)
Cross-currency swaps	192	856	1,619	271	20	94	-	13
	448	856	1,619	290	816	94	-	(21)
Other derivative contracts								
Equity contracts	275	-	-	15	178	-	-	3
Credit default swaps	24	88	-	-	-	-	-	-
	299	88	-	15	178	-	-	3
	$ 2,168	$ 1,192	$ 2,815	$ 303	$ 1,144	$ 94	$ -	$ (19)

(c) Interest Rate Contracts

Interest rate swaps and options are used as part of a portfolio of assets to manage interest rate risk associated with actuarial liabilities. Interest rate swap agreements require the periodic exchange of payments without the exchange of the notional principal amount on which payments are based. Interest income is adjusted to reflect the interest receivable and interest payable under the interest rate swaps. Realized gains and losses associated with these derivatives are deferred and amortized to net investment income.

Written call options are used with interest rate swaps to effectively convert convertible, fixed rate bonds to non-convertible variable rate securities as part of the Company's overall asset/liability matching program. The written call option hedges the Company's exposure to the convertibility feature on the bonds. Any premiums received are recognized in net investment income over the life of the options. Gains and losses realized upon exercise of the options are amortized into income over the remaining term of the underlying security.

Put options are purchased to protect against significant drops in equity markets. Premiums paid are amortized to net investment income over the life of the options. Gains and losses realized upon exercise of the options are recognized in net investment income.

Foreign Exchange Contracts

Cross-currency swaps are used in combination with other investments to manage foreign currency risk associated with actuarial liabilities. Under these swaps principal amounts and fixed and floating interest payments may be exchanged in different currencies. The carrying value on the balance sheet is adjusted to reflect the amount of the currency swapped and interest income is adjusted to reflect the interest receivable and interest payable under the swaps. The Company also enters into certain foreign exchange forward contracts to hedge certain product liabilities and to hedge a portion of the translation of its foreign revenues as well as a portion of both operating results and net investment in its foreign operations. The realized and unrealized gains and losses on contracts for product liabilities are included in net investment income offsetting the respective realized and unrealized gains and losses on the underlying product liabilities and a corresponding market value adjustment in the amounts paid or credited to policyholders. The realized gains and losses on contracts related to revenues are recognized in net investment income and in 2005, gains net of tax were $67 ($111 net of tax in 2004). The gains and losses on contracts related to net investment in foreign operations are included in the currency translation account which is part of capital stock and surplus. Hedge effectiveness is reviewed quarterly through critical terms matching and correlation testing.

Other Derivative Contracts

Equity index swaps and futures are used to hedge certain product liabilities and are marked to market with realized and unrealized gains and losses included in net investment income offsetting the respective realized and unrealized gains and losses on the underlying product liabilities and a corresponding market value adjustment in the amounts paid or credited to policyholders. Equity index swaps are also used as substitutes for cash instruments and are marked to market with realized and unrealized gains and losses included in net investment income.

In addition, equity index swaps are used to hedge the market risk associated with certain fee income. Realized gains and losses are recognized in fee income. Hedge effectiveness is reviewed quarterly through correlation testing.

The Company uses credit derivatives to manage its credit exposures and for risk diversification in its investment portfolio. Unrealized gains and losses are deferred on the balance sheet and are recognized in net investment income in the period in which the underlying investment is recognized.

20. Acquisition of Business

During 2005, Canada Life, through its wholly owned United Kingdom subsidiary, Canada Life Limited, acquired the assets and liabilities associated with the in-force annuity in payment business of Phoenix and London Assurance Limited, part of the Resolution Life Group which is based in the United Kingdom. The transaction resulted in an increase in invested assets and a corresponding increase in policyholder liabilities of $4.4 billion on the consolidated balance sheet.

21. Reinsurance Transaction

During the first quarter of 2004, the Company's indirect subsidiary, Canada Life, ceded 100% of its U.S. group insurance business to a third party on an indemnity reinsurance basis. The ceded premiums of $416 associated with the transaction have been recorded in the Summary of Consolidated Operations as a reduction in premium income with a corresponding reduction to the change in actuarial liabilities. For the Consolidated Balance Sheet, this transaction resulted in a reduction of cash and other assets of $416, a reduction of policyholder liabilities of $384, and a reduction of other liabilities of $32.

22. Contingent Liabilities

The Company and its subsidiaries are subject to legal actions, including proposed class actions, arising in the normal course of business. It is not expected that any of these legal actions will have a material adverse effect on the consolidated financial position of the Company.

In addition, there are three proposed class proceedings in Ontario regarding the participation of the London Life and Great-West participating policyholder accounts in the financing of the acquisition of LIG in 1997 by Great-West. These proceedings are in their early stages, and it is difficult to predict the outcome with certainty. However, based on information presently known, these proceedings are not expected to have a material adverse effect on the consolidated financial position of the Company.

Subsidiaries of the Company have declared a partial windup in respect of Ontario defined benefit pension plans, which will not likely be completed for some time. The partial windups could involve the distribution of the amount of actuarial surplus, if any, attributable to the wound up portion of the plan. However, many issues remain unclear, including the basis of surplus measurement and entitlement, and the method by which any surplus distribution would be implemented. In addition to the regulatory proceedings involving one of the partial windups, a related proposed class action proceeding has been commenced in Ontario . Based on information presently known, the Company has not established a provision for these matters, due to the significant uncertainty with regard to the issues and likely outcome. It is not expected that any of these matters will have a material adverse effect on the consolidated financial position of the Company.

23. Commitments

(a) Syndicated Letters of Credit

Clients residing in the United States are required pursuant to their insurance laws to obtain letters of credit issued on LRG's behalf from approved banks in order to further secure LRG's obligations under certain reinsurance contracts.

LRG has a syndicated letter of credit facility providing U.S. $650 in letters of credit capacity. The facility was arranged in 2005 for a five year term expiring November 15, 2010. Under the terms and conditions of the facility, collateralisation may be required if a default under the letter of credit agreement occurs. LRG has issued U.S. $611 million in letters of credit under the facility as at December 31, 2005. LRG and certain of its affiliates had issued U.S. $748 under a previous letter of credit facility at December 31, 2004. LRG has other bilateral letter of credit facilities totalling U.S. $18 (2004 – U.S. $36).

(b) Crown Life Acquisition Agreements

As part of the 1999 acquisition by CLFC of the majority of Crown Life Insurance Company's (Crown Life) insurance operations, CLFC has the option, or may be obligated, to acquire the common shares of Crown Life and, through assumption reinsurance, the remaining insurance business of Crown Life at any time after January 1, 2004, subject to certain conditions, in which case CLFC would receive assets with a value equal to the liabilities assumed. The purchase price for the shares would be the fair value of the assets backing Crown Life's common shareholders' equity.

(c) Other Letters of Credit

Canada Life issues letters of credit in the normal course of business. Letters of credit in the amount of $2 were outstanding at December 31, 2005 ($1 at December 31, 2004), none of which have been drawn upon at that date.

(d) Lease Obligations

The Company enters into operating leases for office space and certain equipment used in the normal course of operations. Lease payments are charged to operations over the period of use. The future minimum lease payments in aggregate and by year are as follows:

	2006	2007	2008	2009	2010	2011 and thereafter	Total
Future lease payments	$ 97	81	80	52	51	86	$ 447

24. Segmented Information

In Canada, Great-West and its operating subsidiaries, London Life and Canada Life offer a broad range of financial and benefit plan solutions for individuals, families, businesses and organizations through a network of Freedom 55 Financial and Great-West financial security advisors, through a multi-channel network of brokers, advisors and financial institutions.

In Europe, Canada Life is broadly organized along geographically defined market segments and offers a full range of protection and wealth management products and reinsurance. The Europe segment is comprised of two distinct businesses: Insurance & Annuities, which consists of operating divisions in the United Kingdom, Isle of Man, Republic of Ireland and Germany; and Reinsurance, which operates primarily in the United States, Barbados and Ireland. Great-West provides reinsurance in North America and Europe, through Canada Life and its subsidiaries, as well as through LRG.

In the United States, GWL&A is a leader in providing self-funded employee health plans for businesses and in meeting retirement income needs of employees in the public/non-profit and corporate sectors. It serves its customers nationwide through a range of health care and financial products and services marketed through brokers, consultants and group representatives, and through partnerships with other financial institutions.

The Lifeco Corporate segment represents the Lifeco holding company activities and transactions that are not directly attributable to measurement of the business segments of the Company.

(a) Consolidated Operations

For the year ended December 31, 2005

	Canada	Europe	United States	Lifeco Corporate	Total
Income:					
Premium income	$ 6,135	$ 7,144	$ 2,769	$ -	$ 16,048
Net investment income	2,779	1,149	1,467	(6)	5,389
Fee and other income	774	491	1,169	-	2,434
Total income	9,688	8,784	5,405	(6)	23,871
Benefits and expenses:					
Paid or credited to policyholders	6,430	7,643	3,362	-	17,435
Other	2,053	659	1,191	4	3,907
Amortization of finite life intangible assets	14	4	-	-	18
Restructuring costs	-	-	-	22	22
Net operating income before income taxes	1,191	478	852	(32)	2,489
Income taxes	284	68	245	4	601
Net income before non-controlling interests	907	410	607	(36)	1,888
Non-controlling interests	101	11	1	-	113
Net income - shareholders	806	399	606	(36)	1,775
Perpetual preferred share dividends	33	-	-	-	33
Net income - common shareholders	$ 773	$ 399	$ 606	$ (36)	$ 1,742

For the year ended December 31, 2004

	Canada	Europe	United States	Lifeco Corporate	Total
Income:					
Premium income	$ 6,413	$ 6,122	$ 1,667	$ -	$ 14,202
Net investment income	2,664	1,022	1,710	-	5,396
Fee and other income	682	400	1,191	-	2,273
Total income	9,759	7,544	4,568	-	21,871
Benefits and expenses:					
Paid or credited to policyholders	6,656	6,524	2,310	-	15,490
Other	2,104	593	1,294	10	4,001
Amortization of finite life intangible assets	13	5	-	-	18
Restructuring costs	-	-	-	44	44
Net operating income before income taxes	986	422	964	(54)	2,318
Income taxes	202	63	317	(16)	566
Net income before non-controlling interests	784	359	647	(38)	1,752
Non-controlling interests	122	3	11	-	136
Net income - shareholders	662	356	636	(38)	1,616
Perpetual preferred share dividends	16	-	-	-	16
Net income - common shareholders	$ 646	$ 356	$ 636	$ (38)	$ 1,600

(b) Consolidated Total Assets

	2005			
	Canada	Europe	United States	Total
Assets				
Invested assets	$ 42,587	$ 20,640	$ 26,153	$ 89,380
Goodwill and intangible assets	4,989	1,737	54	6,780
Other	1,613	3,261	1,127	6,001
Total assets	$ 49,189	$ 25,638	$ 27,334	$ 102,161

	2004			
	Canada	Europe	United States	Total
Assets				
Invested assets	$ 40,902	$ 16,494	$ 26,140	$ 83,536
Goodwill and intangible assets	5,003	1,778	55	6,836
Other	1,359	2,842	1,278	5,479
Total assets	$ 47,264	$ 21,114	$ 27,473	$ 95,851

Deloitte & Touche LLP
360 Main Street
Suite 2300
Winnipeg MB R3C 3Z3
Canada

Tel: (204) 942-0051
Fax: (204) 947-9390
www.deloitte.ca

AUDITORS' REPORT

To the Shareholders,
Great-West Lifeco Inc.

We have audited the consolidated balance sheets of Great-West Lifeco Inc. as at December 31, 2005 and 2004 and the summaries of consolidated operations, the consolidated statements of surplus and the consolidated statements of cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2005 and 2004 and the results of its operations and cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

Deloitte & Touche LLP
Chartered Accountants

Winnipeg, Manitoba
February 16, 2006

GREAT-WEST LIFECO INC.

Management's Discussion and Analysis

February 16, 2006

GREAT-WEST LIFECO, INC.

Management's Discussion and Analysis

Dated: February 16, 2006

TABLE OF CONTENTS

The Management's Discussion and Analysis (MD&A) presents management's view of the financial condition, results of operations and cash flows of Great-West Lifeco Inc. (Lifeco or the Company) in 2005 compared with 2004. The MD&A provides an overall discussion, followed by analyses of the performance of its three major reportable segments: Canada, Europe and United States.

FORWARD-LOOKING INFORMATION

This document, including comments made regarding the Company's financial outlook for 2006 contains forward-looking statements about Lifeco, including its business operations, strategy and expected financial performance and condition. Forward-looking statements include statements that are predictive in nature, depend upon or refer to future events or conditions, or include words such as "expects," "anticipates," "intends," "plans," "believes," "estimates" or negative versions thereof and similar expressions. In addition, any statement that may be made concerning future financial performance (including revenues, earnings or growth rates), ongoing business strategies or prospects, and possible future Lifeco action, is also a forward-looking statement. Statements made by the Company in regards to the expected impact of foreign exchange translation rates in 2006 are forward-looking statements and are based on current expectations and projections about future events and are inherently subject to, among other things, risks, uncertainties and assumptions about Lifeco, economic factors and the insurance industry generally. They are not guarantees of future performance, and actual events and results could differ materially from those expressed or implied by forward-looking statements made by Lifeco due to, but not limited to, important factors such as general economic, political and market factors in North America and internationally, interest and foreign exchange rates, global equity and capital markets, business competition, technological change, changes in government regulations, unexpected judicial or regulatory proceedings, catastrophic events, and Lifeco's ability to complete strategic transactions and integrate acquisitions. The reader is cautioned that the foregoing list of important factors is not exhaustive. The reader is also cautioned to consider these and other factors carefully and to not place undue reliance on forward-looking statements. Other than as specifically required by applicable law, Lifeco has no intention to update any forward-looking statements whether as a result of new information, future events or otherwise.

DISCLOSURE CONTROLS AND PROCEDURES

Based on their evaluations as of December 31, 2005, the Chief Executive Officer and the Chief Financial Officer have concluded that the Company's disclosure controls and procedures are effective at the reasonable assurance level in ensuring that information relating to the Company which is required to be disclosed in reports filed under provincial and territorial securities legislation (a) is recorded, processed, summarized and reported within the time periods specified in the provincial and territorial securities legislation, and (b) is accumulated and communicated to the Company's senior management, including the Chief Executive Officer and the Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.

NON-GAAP FINANCIAL MEASURES

This report may also contain non-GAAP financial measures. Terms by which non-GAAP financial measures are identified include but are not limited to "adjusted net income", "earnings before restructuring costs", "net income before restructuring costs" and other similar expressions. Non-GAAP financial measures are used to provide management and investors with additional measures of performance. However, non-GAAP financial measures do not have standard meanings prescribed by GAAP and are not directly comparable to similar measures used by other companies. Please refer to the appropriate reconciliations of these non-GAAP financial measures to measures prescribed by GAAP.

SEGREGATED FUNDS DEPOSITS AND SELF-FUNDED PREMIUM EQUIVALENTS (ASO CONTRACTS)

The financial statements of a life insurance company do not include the assets, liabilities, deposits and withdrawals of segregated funds or the claims payments related to administrative services only (ASO) group health contracts. However, the Company does earn fee and other income related to these contracts. Both segregated funds and ASO contracts are an important aspect of the overall business of the Company and should be considered when comparing volumes, size and trends.

BASIS OF PRESENTATION AND SUMMARY OF ACCOUNTING POLICIES

The consolidated financial statements of Lifeco, which are the basis for data presented in this report, have been prepared in accordance with Canadian generally accepted accounting principles (GAAP) and presented in Canadian dollars unless otherwise indicated.

TRANSLATION OF FOREIGN CURRENCY

Through its operating subsidiaries, Lifeco conducts business in multiple currencies. The four primary currencies are the Canadian dollar, the United States dollar, the British pound, and the euro. Throughout this document, foreign currency assets and liabilities are translated into Canadian dollars at the market rate at the end of the financial period. All income and expense items are translated at an average rate for the period. The rates employed are:

Years ended December 31	Balance sheet	Operations	
	Assets & liabilities	Income & expenses	Net effective rate
United States dollar			
2005	**$1.17**	**$1.21**	**$1.3152**
2004	$1.20	$1.30	$1.5832
British pound			
2005	**$2.00**	**$2.21**	**$2.3272**
2004	$2.31	$2.38	$2.3238
Euro			
2005	**$1.38**	**$1.51**	**$1.6159**
2004	$1.63	$1.62	$1.6200

The net effective rate for the translation of foreign currency operations reflects the translation of foreign currency income and expenses at the average daily rate for the period together with realized gains and losses associated with forward foreign exchange contracts used to manage the translation volatility. During 2005, gains net of tax of $67 million ($111 million net of tax in 2004) were recognized on these contracts.

BUSINESSES OF LIFECO

Lifeco has operations in Canada, the United States and Europe through The Great-West Life Assurance Company (Great-West), London Life Insurance Company (London Life), The Canada Life Assurance Company (Canada Life), and Great-West Life & Annuity Insurance Company (GWL&A).

In Canada, Great-West and its operating subsidiaries, London Life and Canada Life (owned through holding companies London Insurance Group (LIG) and Canada Life Financial Corporation (CLFC), respectively), offer a broad portfolio of financial and benefit plan solutions for individuals, families, businesses and organizations, through a network of Freedom 55 Financial™ and Great-West financial security advisors, and through a multi-channel network of brokers, advisors and financial institutions.

In Europe, Canada Life is broadly organized along geographically defined market segments and offers protection and wealth management products and reinsurance. The Europe segment is comprised of two distinct business units: Insurance & Annuities, which consists of operations in the United Kingdom, Isle of Man, Republic of Ireland and Germany; and Reinsurance, which operates primarily in the United States, Barbados and Ireland. Reinsurance products are provided through Canada Life, London Reinsurance Group Inc. (LRG) and their subsidiaries.

In the U.S., GWL&A is a leader in providing self-funded employee health plans for businesses and in meeting the retirement income needs of employees in the public/non-profit and corporate sectors. It serves its customers nationwide through a range of health care and financial products and services marketed through brokers, consultants and group representatives, and through partnerships with other financial institutions.

Lifeco currently has no other holdings and carries on no business or activities unrelated to its holdings in Great-West, GWL&A and their subsidiaries. Lifeco is not restricted to investing in the shares of Great-West, GWL&A and their subsidiaries and may make other investments in the future.

TRANSACTIONS WITH RELATED PARTIES

In the normal course of business, Great-West provided insurance benefits to other companies within the Power Financial Corporation group of companies. In all cases, transactions were at market terms and conditions.

During the year, Great-West provided to and received from IGM Financial Inc. and its subsidiaries (IGM), a member of the Power Financial Corporation group of companies, certain administrative services. Great-West also provided life insurance, annuity, critical illness and disability insurance products under a distribution agreement with IGM. London Life provided distribution services to IGM. All transactions were provided on terms and conditions at least as favourable as market terms and conditions.

At December 31, 2005, 9,206,243 shares of IGM were held by the Company as an investment (9,207,375 in 2004). The fair value of the shares was $425 million at December 31, 2005 ($337 million in 2004).

During 2005, Great-West, London Life and segregated funds maintained by London Life purchased residential mortgages of $123 million from IGM ($77 million in 2004). Great-West and London Life sold residential mortgages of $6 million ($17 million in 2004) to segregated funds maintained by Great-West and $46 million ($110 million in 2004) to segregated funds maintained by London Life. All transactions were at market terms and conditions.

CONSOLIDATED OPERATING RESULTS

Selected Consolidated Financial Information
(in $ millions, except per share amounts)

	For the three months ended December 31			For the twelve months ended December 31		
	2005	2004	% Change	**2005**	2004	% Change
Premiums:						
Life insurance, guaranteed annuities and insured health products	**$ 4,543**	$ 3,764	21%	**$ 16,048**	$ 14,202	13%
Self-funded premium equivalents (ASO contracts)	**1,850**	1,912	-3%	**7,535**	7,981	-6%
Segregated funds deposits:						
Individual products	**1,861**	1,377	35%	**6,254**	5,501	14%
Group products	**1,268**	1,275	-1%	**5,040**	6,406	-21%
Total premiums and deposits	**9,522**	8,328	14%	**34,877**	34,090	2%
Fee and other income	**601**	599	0%	**2,434**	2,273	7%
Paid or credited to policyholders	**4,888**	4,001	22%	**17,435**	15,490	13%
Net income attributable to:						
Common shareholders before adjustments (1)	**469**	423	11%	**1,802**	1,630	11%
Adjustments after tax (1)	**13**	14		**60**	30	
Common shareholders	**456**	409	11%	**1,742**	1,600	9%
Per common share						
Basic earnings before adjustments (1)	**$ 0.526**	$ 0.475	11%	**$ 2.022**	$ 1.827	11%
Adjustments after-tax (1)	**0.014**	0.016		**0.067**	0.033	
Basic earnings after adjustments	**0.512**	0.459	12%	**1.955**	1.794	9%
Dividends paid	**0.210**	0.18125	16%	**0.810**	0.685	18%
Book value				**$ 9.76**	$ 9.13	7%
Return on common shareholders' equity						
Net income before adjustments (1)				**20.9%**	20.8%	
Net income				**20.7%**	20.5%	
At December 31						
Total assets				**$ 102,161**	$ 95,851	7%
Segregated funds assets				**75,158**	69,033	9%
Total assets under administration				**$ 177,319**	$ 164,884	8%
Capital stock and surplus				**$ 9,489**	$ 8,628	10%

(1) Net income, basic earnings per common share and return on common shareholders' equity are presented before the following adjustments as a non-GAAP financial measure of earnings performance:
(a) Following the acquisition of CLFC by the Company, a plan was developed to restructure and exit selected operations of CLFC. Shareholder net income includes restructuring costs related to the acquisition of CLFC of $17 after tax, or $0.019 per common share for the year ended December 31, 2005 ($30 after tax, or $0.033 per common share for the twelve months ended December 31, 2004).
(b) 2005 results include a charge of $43 after tax in the shareholder account or $0.048 per common share, related to provisions for expected losses arising from hurricane damage in 2005.

QUARTERLY FINANCIAL INFORMATION

Quarterly financial information

		Total revenue (1)	Net income - common shareholders			Adjusted net income - common shareholders (2)		
			Total	Basic per share	Diluted per share	Total	Basic per share	Diluted per share
2005	**Fourth quarter**	**$6,518**	**$ 456**	**$ 0.512**	**$ 0.509**	**$ 469**	**$ 0.526**	**$ 0.523**
	Third quarter	**5,188**	**421**	**0.472**	**0.468**	**455**	**0.510**	**0.506**
	Second quarter	**5,731**	**446**	**0.500**	**0.496**	**455**	**0.511**	**0.506**
	First quarter	**6,434**	**419**	**0.471**	**0.466**	**423**	**0.475**	**0.471**
2004	Fourth quarter	$5,740	$ 409	$ 0.459	$ 0.455	$ 423	$ 0.475	$ 0.471
	Third quarter	4,946	414	0.466	0.462	417	0.468	0.464
	Second quarter	5,884	401	0.448	0.444	407	0.456	0.452
	First quarter	5,301	376	0.421	0.417	383	0.428	0.424

(1) Total revenue for 2004 has been restated to reflect the reclassification of financing charges from net investment income. Financing charges include interest on long-term debentures and other borrowings, previously included in net investment income together with distributions on capital trust securities and preferred shares now classified as liabilities as described in the "Change in Accounting Policies" section of this report.

(2) Adjusted net income is presented as a non-GAAP financial measure of earnings performance before restructuring costs related to the acquisition of CLFC and incurred during the period, and provisions for expected losses arising from hurricane damage in 2005. Refer to "Non-GAAP Financial Measures" section of this report.

Adjustments: After-tax restructuring costs related to the acquisition of CLFC of $0.0 million and $13 million for provisions for expected losses arising from hurricane damage for the fourth quarter of 2005 ($17 million and $43 million, respectively, for the twelve months of 2005).

		Net income common shareholders		
		Total	Basic per share	Diluted per share
2005	Fourth quarter	$ 13	$ 0.014	$ 0.014
	Third quarter	34	0.038	0.038
	Second quarter	9	0.011	0.010
	First quarter	4	0.004	0.005
2004	Fourth quarter	$ 14	$ 0.016	$ 0.016
	Third quarter	3	0.002	0.002
	Second quarter	6	0.008	0.008
	First quarter	7	0.007	0.007

SUMMARY OF QUARTERLY RESULTS

Lifeco's adjusted net income attributable to common shareholders was $469 million for the fourth quarter of 2005, compared to $423 million reported a year ago, an increase of 11%. On a per share basis, this represents $0.526 per common share ($0.523 diluted) for the fourth quarter of 2005 compared to $0.475 per common share ($0.471 diluted) a year ago.

Net income attributable to common shareholders for the quarter was $456 million or $0.512 per common share ($0.509 diluted), compared to $409 million or $0.459 per common share ($0.455 diluted) in 2004. The improvement is attributable to the Canadian and European operating segments.

Canada – For the fourth quarter, net income attributable to common shareholders increased to $171 million compared to $150 million in 2004.

Europe – For the fourth quarter, net income attributable to common shareholders increased to $122 million compared to $111 million in 2004.

United States – For the fourth quarter, net income attributable to common shareholders was $161 million compared to $166 million in 2004.

Lifeco Corporate – For the fourth quarter, Lifeco Corporate net income attributable to common shareholders was net income of $2 million compared to a charge of $18 million in 2004.

Total revenue for the fourth quarter of 2005 was $6,518 million and was comprised of premium income of $4,543 million, net investment income of $1,374 million and fee and other income of $601 million. Total revenue for the fourth quarter of 2004 was $5,740 million. It was comprised of premium income of $3,764 million, net investment income of $1,377 million and fee and other income of $599 million.

Selected annual information
(in $ millions, except per share amounts)

	Years ended December 31		
	2005	2004	2003
Total revenue	**$ 23,871**	$ 21,871	$ 18,908
Bulk reinsurance	**-**	-	(5,372)
Net	**23,871**	21,871	13,536
Net income per common shareholder			
Basic adjusted	**$ 2.022**	$ 1.827	$ 1.499
Basic	**1.955**	1.794	1.475
Diluted	**1.939**	1.778	1.461
Total assets			
General fund assets	**$ 102,161**	$ 95,851	$ 97,451
Segregated funds assets	**75,158**	69,033	61,699
Total assets under administration	**177,319**	164,884	159,150
Total liabilities	**$ 89,130**	$ 83,753	$ 86,443
Dividends paid per share			
Series C First Preferred	**$ -**	$ -	$ 1.453125
Series D First Preferred	**1.1750**	1.1750	1.1750
Series E First Preferred	**1.2000**	1.2000	0.56959
Series F First Preferred	**1.4750**	1.4750	0.70012
Series G First Preferred	**1.30**	0.38466	-
Series H First Preferred	**0.4659**	-	-
Class A Series 1	**-**	1.0417	1.250
Common	**0.810**	0.685	0.5625

CONSOLIDATED OPERATING RESULTS

NET INCOME

Consolidated net income of Lifeco includes the net income of Great-West and its operating subsidiaries London Life and Canada Life, and GWL&A, together with Lifeco's corporate results.

For the twelve months ended December 31, 2005, adjusted net income attributable to common shareholders was $1,802 million, an increase of 11% compared to $1,630 million for 2004, or $2.022 per common share, an increase of 11% compared to $1.827 per common share for 2004. Net income attributable to common shareholders was $1,742 million or $1.955 per common share for the twelve months of 2005.

Net income - common shareholders	**For the three months ended December 31**			**For the twelve months ended December 31**		
	2005	2004	% Change	**2005**	2004	% Change
Canada	**$ 171**	$ 150	14%	**$ 773**	$ 646	20%
Europe	**122**	111	10%	**399**	356	12%
United States	**161**	166	-3%	**606**	636	-5%
Lifeco Corporate						
Total holding company	**2**	(4)		**(19)**	(8)	
Restructuring costs	**-**	(14)		**(17)**	(30)	
Total Lifeco Corporate	**2**	(18)		**(36)**	(38)	
Total Lifeco	**$ 456**	$ 409	11%	**$ 1,742**	$ 1,600	9%

Canada – Consolidated net income of the Canadian segment for 2005 increased 20% to $773 million from $646 million in 2004. The increase was due to a 16% increase in Group Insurance, an 11% increase in Individual Insurance & Investment Products, and a reduction of Corporate charges resulting from lower financing costs and income taxes.

Europe – Consolidated net income of the European segment for 2005 increased $43 million to $399 million from $356 million in 2004. Insurance & Annuities increased 26%, while Reinsurance decreased to $62 million compared to $88 million in 2004 mainly as a result of a provision for expected losses arising from hurricane damage in 2005.

United States – Consolidated net income of the United States segment for 2005 was $606 million compared to $636 million in 2004. The decrease was mainly due to the strengthening of the Canadian dollar as Healthcare increased $9 million and Financial Services increased $39 million in US dollars.

Lifeco Corporate – Lifeco Corporate net income was a charge of $36 million compared to a charge of $38 million in 2004. The 2005 result includes the final $17 million after-tax of charges to earnings related to restructuring activities undertaken in connection with the CLFC acquisition. The restructuring program, which began in 2003, was completed in 2005 at a total cost of $446 million, with $350 million capitalized as part of the CLFC purchase equation, and $96 million being charged to expense. The restructuring program has enabled the Company to achieve expense synergies well in excess of its original expectations.

PREMIUMS AND DEPOSITS

Premiums and deposits includes premiums on risk-based insurance and annuity products as well as premium equivalents on self-funded group insurance administrative services only contracts, and deposits on individual and group segregated fund products.

For the fourth quarter, consolidated premiums and deposits were $9,522 million, up $1,194 million over the fourth quarter of 2004. The $1,194 million increase was attributable to Europe and Canada, which were up $1,120 million and $146 million, respectively. The United States was down $72 million compared to 2004.

For the year, consolidated premiums and deposits were $34,877 million, up $787 million over 2004. The $787 million increase was attributable to Europe and United States, which were up $1,406 million and $557 million, respectively. Canada was down $1,176 million compared to 2004.

FEE AND OTHER INCOME

In addition to providing traditional risk-based insurance products, the Company also provides certain products on a fee-for-service basis. The most significant of these products are segregated funds, for which the Company earns investment management fees, and ASO contracts, under which the Company provides group insurance benefit plan administration on a cost-plus basis.

For the fourth quarter, consolidated fee income was $601 million, up $2 million over the fourth quarter of 2004. The $2 million increase was attributable to Canada, which was up $25 million. This was offset by Europe, which was down $23 million from the fourth quarter of 2004.

For the year, consolidated fee income was $2,434 million, up $161 million over 2004. The $161 million increase was attributable to Canada and Europe, which were up $92 million and $91 million, respectively. Fee income in the United States was down $22 million compared to 2004.

PAID OR CREDITED TO POLICYHOLDERS

This amount includes increases in policy liabilities, claims, surrenders, annuity and maturity payments, dividend and experience refund payments for risk-based products, but does not include benefit payment amounts for fee-based products (ASO contracts and segregated funds).

For the fourth quarter, consolidated amounts paid or credited to policyholders were $4,888 million up $887 million over the fourth quarter of 2004. The $887 million increase was attributable to Europe and Canada, which were up $739 million and $201 million, respectively. This was partly offset by United States, which was down $53 million from the fourth quarter of 2004.

For the year, consolidated amounts paid or credited to policyholders were $17,435 million, up $1,945 million over 2004. The $1,945 million increase was attributable to Europe and United States, which were up $1,119 million and $1,052 million, respectively. This was partly offset by Canada, which was down $226 million compared to 2004.

2006 OUTLOOK

The Company anticipates good growth in its earnings during 2006, when measured in local currencies. Growth in earnings in Canadian dollars, however, will be more negatively impacted in 2006 by currency translation than was the case in 2005.

As a result the Company anticipates realizing a level of annual earnings growth in 2006, as reported in Canadian dollars, which is lower than the level of annual earnings growth that was realized in 2005.

The strength of the Canadian dollar against the U.S. dollar and European currencies is currently expected to have a negative impact on 2006 earnings of $130 to $140 million dollars, after-tax, compared to earnings levels which would have been anticipated in 2006 using the effective exchange rates experienced by the Company in 2005. This estimate assumes current spot rates remain as they are for the balance of the year and that the Company does not engage in any hedging activity as the year progresses.

CONSOLIDATED FINANCIAL POSITION

Consolidated total assets

	December 31, 2005			
	Canada	**Europe**	**United States**	**Total**
Assets				
Invested assets	**$ 42,587**	**$ 20,640**	**$ 26,153**	**$ 89,380**
Goodwill and intangible assets	**4,989**	**1,737**	**54**	**6,780**
Other assets	**1,613**	**3,261**	**1,127**	**6,001**
Total assets	**$ 49,189**	**$ 25,638**	**$ 27,334**	**$ 102,161**

	December 31, 2004			
	Canada	Europe	United States	Total
Assets				
Invested assets	$ 40,902	$ 16,494	$ 26,140	$ 83,536
Goodwill and intangible assets	5,003	1,778	55	6,836
Other assets	1,359	2,842	1,278	5,479
Total assets	$ 47,264	$ 21,114	$ 27,473	$ 95,851

ASSETS

Assets under administration

	December 31	
	2005	2004
Invested assets	**$ 89,380**	$ 83,536
Goodwill and intangible assets	**6,780**	6,836
Other general fund assets	**6,001**	5,479
Total assets	**102,161**	95,851
Segregated funds assets	**75,158**	69,033
Total assets under administration	**$ 177,319**	$ 164,884

Total assets under administration

Total assets under administration at December 31, 2005 were $177 billion, an increase of approximately $12 billion from December 31, 2004. General fund assets increased by $6 billion and segregated funds assets also increased by $6 billion compared with December 31, 2004. General fund assets increased primarily as a result of the acquisition of approximately $4.4 billion (£2.2 billion) of payout annuities business from Phoenix and London Assurance Limited ("Phoenix and London") as described in the Europe segment.

Invested assets

The Company manages its general fund assets to support the cash flow, liquidity and profitability requirements of the Company's insurance and investment products. The Company follows prudent and conservative investment policies, so that assets are not unduly exposed to concentration, credit or market risks. The Company implements strategies within the overall framework of the Company's policies, reviewing and adjusting them on an ongoing basis in light of liability cash flows and capital market conditions. The majority of investments of the general fund are in medium-term and long-term fixed-income investments, primarily bonds and mortgages, reflecting the characteristics of the Company's liabilities.

Invested assets at December 31, 2005 were $89.4 billion, an increase of $5.9 billion from December 31, 2004. The distribution of assets has not changed materially and remains heavily weighted to bonds and mortgages.

Asset distribution
December 31

	2005		**2004**	
Government bonds	**$ 21,738**	**24 %**	$ 21,094	25 %
Corporate bonds	**37,560**	**42**	33,866	41
Mortgages	**14,605**	**16**	14,554	17
Stocks	**4,028**	**5**	3,405	4
Real estate	**1,842**	**2**	1,646	2
Sub-total portfolio investments	**79,773**		74,565	
Cash & certificates of deposit	**2,961**	**3**	2,472	3
Policy loans	**6,646**	**8**	6,499	8
Total invested assets	**$ 89,380**	**100 %**	$ 83,536	100 %

Bond portfolio

The total bond portfolio increased to $59.3 billion or 66% of invested assets at December 31, 2005, from $55.0 billion or 66% at December 31, 2004. Federal, provincial and other government securities represented 37% of the bond portfolio, compared to 38% in 2004. The overall quality of the bond portfolio remained high, with 98% of the portfolio rated investment grade and 86% rated A or higher. The excess of fair value over carrying value at December 31, 2005 was $2,620 million ($2,052 million at December 31, 2004).

Bond portfolio quality (excludes $2,148 million short-term investments, $2,435 million in 2004)
December 31

	2005		**2004**	
Estimated rating				
AAA	**$ 26,087**	**46 %**	$ 24,136	46 %
AA	**8,757**	**15**	7,393	14
A	**14,499**	**25**	12,737	24
BBB	**7,006**	**12**	7,502	14
BB or lower	**801**	**2**	757	2
Total	**$ 57,150**	**100 %**	$ 52,525	100 %

Mortgage portfolio

The total mortgage portfolio at $14.6 billion or 16% of invested assets at December 31, 2005 is comparable to December 31, 2004. The mortgage portfolio consisted of 50% commercial loans, 39% multi-family residential loans and 11% single family residential loans. Total insured loans were $4.9 billion or 34% of the mortgage portfolio. The excess of fair value over carrying value at December 31, 2005 was $672 million ($596 million at December 31, 2004).

Mortgage portfolio
December 31

Mortgage loans by type	2005 Insured	2005 Non-insured	2005 Total		2004 Total	
Single family residential	$ 776	$ 766	$ 1,542	11 %	$ 1,591	11 %
Multi-family residential	3,819	1,882	5,701	39	5,343	37
Commercial	346	7,016	7,362	50	7,620	52
Total mortgages	$ 4,941	$ 9,664	$ 14,605	100 %	$ 14,554	100 %

It is the Company's practice to acquire only high quality commercial loans meeting strict underwriting standards and diversification criteria. The Company has a well-defined risk rating system, which it uses in its underwriting and credit monitoring processes for commercial mortgages. Residential loans are originated by the Company's mortgage specialists in accordance with well-established underwriting standards and are well-diversified across each geographic region.

Equity portfolio

The total equity portfolio was $5.9 billion or 7% of invested assets at December 31, 2005 compared to $5.1 billion or 6% of invested assets at December 31, 2004. The equity portfolio consists primarily of high quality publicly traded stocks and institutional-grade income producing real estate located in major economic centers. The excess of fair value over carrying value at December 31, 2005 was $896 million ($638 million at December 31, 2004).

Asset quality – general fund assets

Non-investment grade bonds were $801 million or 1.4% of the bond portfolio at December 31, 2005, compared with $757 million or 1.4% of the bond portfolio at December 31, 2004. The increase is due to downgrades of issuers that are held in the portfolio.

Non-performing investments, including bonds in default, mortgages in the process of foreclosure or in arrears 90 days or more, and real estate acquired by foreclosure, totalled $165 million or 0.21% of portfolio investments at December 31, 2005, compared with $172 million and 0.23% at December 31, 2004. Total allowances for credit losses at December 31, 2005 were $119 million, compared with $190 million at December 31, 2004. Additional provisions for future credit losses related to assets backing liabilities are included in actuarial liabilities and amount to $1,178 million at December 31, 2005 ($959 million at December 31, 2004).

The Company's allowance for credit losses decreased by $71 million to $119 million at December 31, 2005. The combination of the allowance for credit losses of $119 million, together with the $1,178 million provision for future credit losses in actuarial liabilities represents 1.7% of bond, mortgage and real estate assets at December 31, 2005 (1.6% at December 31, 2004).

Non-performing loans
December 31

Asset class	2005 Bonds	2005 Mortgages	2005 Foreclosed real estate	2005 Total	2004 Bonds	2004 Mortgages	2004 Foreclosed real estate	2004 Total
Non-performing loans	$ 137	$ 17	$ 11	$ 165	$ 150	$ 20	$ 2	$ 172

Allowances for credit losses
December 31

	2005			2004		
	Specific provisions	Non-specific provisions	Total	Specific provisions	Non-specific provisions	Total
Bonds and mortgage loans	$ 51	$ 68	$ 119	$ 97	$ 93	$ 190

Fair value

The fair value of invested assets exceeded their carrying value by $4.2 billion as at December 31, 2005, compared to $3.3 billion at December 31, 2004. Changes in the fair value of assets supporting the actuarial and other liabilities of the Company's operating funds generally will not result in a corresponding change in net income due to corresponding changes in the fair value of actuarial and other liabilities that are matched with those assets. However, the excess of fair value over carrying value, as well as the deferred net realized gains, on assets supporting shareholders' equity and subordinated debentures will in time be amortized to net income.

Other general fund assets

Other general fund assets

	December 31	
	2005	2004
Funds held by ceding insurers	$ 2,556	$ 2,337
Other assets	3,445	3,142
Total other general fund assets	$ 6,001	$ 5,479

Funds held by ceding insurers increased $219 million. Other assets, at $3.4 billion, is made up of several items including premiums in course of collection, future income taxes, interest due and accrued, fixed assets, prepaid amounts, and accounts receivable.

Segregated funds

Segregated funds assets under management, which are measured at market values, increased by $6.1 billion to $75.2 billion at December 31, 2005. The growth resulted from net deposits of $2.4 billion and net market gains of $3.7 billion. Net market value gains of $3.7 billion were comprised of gains of $7.1 billion, offset by currency translation losses due to the strengthening of the Canadian dollar.

Segregated funds assets

	December 31		
	2005	2004	2003
Stocks	$ 52,415	$ 45,398	$ 40,970
Bonds	13,928	15,710	14,502
Mortgages	1,842	1,613	1,466
Real estate	4,180	3,423	3,119
Cash and other	2,793	2,889	1,642
Total	$ 75,158	$ 69,033	$ 61,699
Year over year growth	9%	12%	-

OUTLOOK – INVESTMENT

The Company's investment portfolio is broadly diversified and encompasses strategies to generate appropriate asset mixes and returns relative to the terms and characteristics of the Company's liabilities. The majority of the investment program for the general funds will continue to be in medium to long-term fixed income instruments, primarily bonds and mortgages. Investments in equity markets and other asset classes will continue to be reviewed as risk-adjusted market opportunities arise.

In addition to managing the general funds of the Company, the Investment Division and its investment subsidiaries remain closely aligned with the Company's segregated funds and third-party asset management lines of business, and will continue to develop its infrastructure to deliver superior service to clients.

LIABILITIES

Total liabilities

Total liabilities

	December 31	
	2005	2004
Policy liabilities	**$ 75,050**	$ 70,095
Net deferred gains on portfolio investments sold	**2,598**	2,164
Other general fund liabilities	**11,482**	11,494
Total liabilities	**$ 89,130**	$ 83,753

Total liabilities at December 31, 2005 were $89.1 billion, an increase of 6% from December 31, 2004.

Policy liabilities

Policy liabilities, at $75.0 billion, were up 7% from December 31, 2004, due primarily to the acquisition of approximately $4.4 billion (£2.2 billion) of payout annuities business from Phoenix and London in the Company's Europe segment.

Actuarial liabilities represent the amounts which, together with estimated future premiums and investment income, will be sufficient to pay estimated future benefits, dividends, and expenses on policies in force. Actuarial liabilities are determined using generally accepted actuarial practices, according to standards established by the Canadian Institute of Actuaries.

Asset and liability cash flows are carefully matched to minimize the financial effects of a shift in interest rates. This practice has been in effect for several years and has helped shield the Company's financial position from past significant interest rate volatility.

Assets supporting actuarial liabilities

	Participating	Canada	Europe	United States	Total
December 31, 2005					
Bonds	**$ 12,164**	**$ 10,347**	**$ 11,363**	**$ 10,696**	**$ 44,570**
Mortgage loans	**4,707**	**4,579**	**660**	**1,590**	**11,536**
Stocks	**1,845**	**586**	**162**	**19**	**2,612**
Real estate	**110**	**8**	**669**	**-**	**787**
Other	**7,295**	**428**	**3,501**	**534**	**11,758**
Total assets	**$ 26,121**	**$ 15,948**	**$ 16,355**	**$ 12,839**	**$ 71,263**
Total actuarial liabilities	**$ 26,121**	**$ 15,948**	**$ 16,355**	**$ 12,839**	**$ 71,263**
December 31, 2004					
Bonds	$ 12,935	$ 9,921	$ 7,440	$ 9,944	$ 40,240
Mortgage loans	4,378	4,813	768	2,056	12,015
Stocks	768	450	221	114	1,553
Real estate	126	15	548	-	689
Other	6,877	863	2,541	1,044	11,325
Total assets	$ 25,084	$ 16,062	$ 11,518	$ 13,158	$ 65,822
Total actuarial liabilities	$ 25,084	$ 16,062	$ 11,518	$ 13,158	$ 65,822

Other assets include: loans to policyholders, cash and certificates of deposit, funds held by ceding insurers, premiums in the course of collection, interest due and accrued, future income taxes, fixed assets, prepaid expenses, accounts receivable and accrued pension assets.

Other general fund liabilities

Other general fund liabilities

	December 31	
	2005	2004
Debentures and other borrowings	**$ 1,903**	$ 2,088
Funds held under reinsurance contracts	**4,325**	4,374
Repurchase agreements	**936**	676
Other liabilities	**4,318**	4,356
Total other general fund liabilities	**$ 11,482**	$ 11,494

Total other general fund liabilities at December 31, 2005 were $11.5 billion, a decrease of $12 million from December 31, 2004. Other liabilities were $4.3 billion unchanged from December 31, 2004 levels, and include trade payables, accruals and provisions for post-retirement benefits.

Debentures and other borrowings include $1,572 million of long-term debt associated with the Canadian segment on both a direct basis and through its subsidiary CLFC, and $205 million (US $175 million) of capital securities issued in the U.S. through its subsidiary Great-West Life & Annuity Capital LP.

In 2005, the Company repaid the remaining outstanding balance of $150 million of a term debt facility that formed part of the financing for the CLFC acquisition.

On November 28, 2005, the Company amended the terms of its 6.67% Debentures due March 21, 2033. A supplemental trust indenture provides the holders of these debentures with an additional event of default restricting the manner in which the Company may refinance its outstanding preferred shares that are considered by the Company to be permanent capital.

PREFERRED SHARES AND CAPITAL TRUST SECURITIES

Preferred shares other than perpetual preferred shares (which include soft-retractable and fixed/floating shares) and Capital Trust Securities and debentures were reclassified from capital stock and non-controlling interests, respectively, as discussed in the "Changes in Accounting Policies" section.

Preferred shares

At December 31, 2005 the Company had 7,978,900 4.70% Non-Cumulative First Preferred Shares, Series D and 23,499,915 4.80% Non-Cumulative First Preferred Shares, Series E outstanding with stated values of $199 million and $588 million, respectively.

The terms and conditions of the 4.70% Non-Cumulative First Preferred Shares, Series D and 4.80% Non-Cumulative First Preferred Shares, Series E allow the holder to convert to common shares of the Company after a specified period of time. The Company, at its option, may redeem these shares before the holders are entitled to convert them to common shares of the Company. Preferred shares of this type are commonly referred to as soft-retractable and represent a form of financing with a term that is effectively fixed.

During 2005, the Company announced a Normal Course Issuer Bid commencing September 1, 2005 and terminating August 31, 2006 to purchase for cancellation up to but not more than 799,600 Non-Cumulative First Preferred Shares, Series D, and 2,380,000 Non-Cumulative First Preferred Shares, Series E. During the year, 21,100 Series D 4.70% Non-Cumulative First Preferred Shares, and 368,200 Series E 4.80% Non-Cumulative First Preferred Shares, were purchased pursuant to the Company's Normal Course Issuer Bid for a total cost of $1 million and $10 million or an average of $27.23 and $28.10 per share, respectively. Lifeco utilizes this normal course issuer bid program to reduce overall use of financial leverage represented by debt and non-perpetual preferred shares.

Capital trust securities and debentures

Great-West Life Capital Trust (GWLCT), a trust established by Great-West in December 2002, had issued $350 million of capital trust securities, the proceeds of which were used by GWLCT to purchase Great-West senior debentures in the amount of $350 million, and Canada Life Capital Trust (CLCT), a trust established by Canada Life in February 2002, had issued $450 million of capital trust securities, the proceeds of which were used by CLCT to purchase Canada Life senior debentures in the amount of $450 million. Effective January 1, 2005 the Company is not consolidating GWLCT and CLCT as discussed in the "Changes in Accounting Policies" section. The impact of this is to not consolidate the capital trust securities issued by GWLCT and CLCT and to recognize the debentures issued to the trusts by Great-West and Canada Life. The main features of the trust units are as follows:

Great-West Life Capital Trust Securities (GREATs) – GWLCT issued $350 million of non-voting GREATs. Each holder of the GREATs is entitled to receive a semi-annual non-cumulative fixed cash distribution of $29.975 per GREATs, representing an annual yield of 5.995%, payable out of GWLCT's net distributable funds. Subject to regulatory approval, GWLCT may redeem the GREATs, in whole or in part, at any time on or after December 31, 2007 and, under limited circumstances may redeem all, but not less than all of the GREATs prior to December 31, 2007.

Canada Life Capital Trust Securities (CLiCS) – CLCT issued $450 million of non-voting CLiCS consisting of $300 million of non-voting CLiCS - Series A and $150 million of non-voting CLiCS - Series B. Each holder of the CLiCS - Series A and CLiCS - Series B is entitled to receive a semi-annual non-cumulative fixed cash distribution of $33.395 and $37.645 per CLiCS, respectively, representing an annual yield of 6.679% and 7.529%, payable out of CLCT's net distributable funds. Subject to regulatory approval, CLCT may redeem the CLiCS, in whole or in part, at any time on or after June 30, 2007 and, under limited circumstances may redeem all, but not less than all of the CLiCS prior to June 30, 2007.

At December 31, 2005, subsidiaries of the Company held $186 million of these securities as temporary investments ($186 million at December 31, 2004).

NON-CONTROLLING INTERESTS

Non-controlling interests include participating policyholder undistributed surplus and preferred shares issued by subsidiaries.

Non-controlling interests

	2005	2004
Participating surplus:		
Great-West	$ 372	$ 360
London Life	1,151	1,081
Canada Life	25	17
GWL&A	193	196
	$ 1,741	$ 1,654
Preferred shares issued by subsidiaries:		
Great-West Series L, 5.20% Non-Cumulative	52	$ 52
Great-West Series O, 5.55% Non-Cumulative	157	157
	$ 209	$ 209
Perpetual preferred shares issued by subsidiaries:		
CLFC Series B, 6.25% Non-cumulative	$ 145	$ 145
Acquisition related fair market value adjustment	12	14
	$ 157	$ 159

CAPITAL STOCK AND SURPLUS

In establishing the appropriate mix of capital required to support the operations of the Company and its subsidiaries, management utilizes a variety of debt, equity and other hybrid instruments giving consideration to both the short and long-term capital needs of the Company.

Capital stock outstanding at December 31, 2005 was $5,459 million, which was comprised of $799 million perpetual preferred shares and $4,660 million common shares.

At December 31, 2005 the Company had 890,689,076 common shares outstanding with a stated value of $4,660 million compared to 890,592,348 with a stated value of $4,651 million at December 31, 2004. During the year, 2,012,600 common shares were purchased for cancellation pursuant to the Company's Normal Course Issuer Bid at a total cost of $57 million or $28.32 per share and 2,109,328 common shares were issued under the Company's Stock Option Plan for a total value of $19 million or $9.11 per share.

At December 31, 2005, the Company had three series of perpetual preferred shares outstanding with an aggregate stated value of $799 million. The terms and conditions of the $199 million, 5.90% Non-Cumulative First Preferred Shares, Series F, the $300 million, 5.20% Non-Cumulative First Preferred Shares, Series G and the $300 million, 4.85% Non-Cumulative First Preferred Shares, Series H do not allow the holder to convert to common shares of the Company or otherwise cause the Company to redeem the shares. Preferred shares of this type are commonly referred to as perpetual and represent a form of financing that does not have a fixed term. The Company, at its option, may redeem the Series F shares on or after September 30, 2008, the Series G shares on or after December 31, 2009 and the Series H shares on or after September 30, 2010. The Company regards the Series F shares, the Series G shares and the Series H shares as comprising part of its core or permanent capital. As such, the Company only intends to redeem the Series F shares, the Series G shares or the Series H shares with proceeds raised from new capital instruments issued during the life of the Series F shares, the Series G shares or the Series H shares, where the new capital instruments represent equal or greater equity benefit.

2005 activity
During 2005, the Company paid dividends of $0.81 per common share for a total of $722 million and perpetual preferred share dividends of $33 million.

In August, the Company issued 12,000,000 4.85% Non-Cumulative First Preferred Shares with an aggregate stated value of $300 million. The Series H shares are redeemable at the option of the Company on or after September 30, 2010. Lifeco considers the Series H Preferred Shares to be core capital. If the Company determines to redeem the Series H shares in full, it intends to replace the Series H shares with securities ranking pari passu or junior to the Series H shares.

In November, the Company announced a further normal course issuer bid for its common shares commencing December 1, 2005 and ending November 30, 2006. During the course of this bid, the Company may purchase up to but not more than 3,000,000 common shares for cancellation. In 2005, through the normal course issuer bid process, 2,012,600 common shares were purchased for cancellation at a cost of $57 million or $28.32 per share.

In total, capital stock and surplus increased by $861 million, to $9.5 billion at December 31, 2005 from December 31, 2004. The strengthening of the Canadian dollar against the British pound of $0.31 and euro of $0.25 and against the United States dollar of $0.03 in 2005 resulted in decreases to the currency translation account of $423 million from December 31, 2004.

LIQUIDITY AND CAPITAL MANAGEMENT AND ADEQUACY

LIQUIDITY
Liquidity for the Company has remained strong, as evidenced by significant amounts of short-term investments, cash and highly marketable securities (including investment grade bonds) that totaled $56.4 billion as of December 31, 2005. Of that amount, 98% of the bond portfolio carried an investment grade rating, thereby providing significant liquidity to the Company's overall investment portfolio.

Funds provided by premiums and fees, investment income and maturities of investment assets are reasonably predictable and normally exceed liquidity requirements for payment of claims, benefits, and expenses. However, since the timing of available funds cannot always be matched precisely to commitments, imbalances may arise when demands for funds exceed those on hand. Also, a demand for funds may arise as a result of the Company taking advantage of current investment opportunities. The sources of the funds that may be required in such situations include the issuance of commercial paper and debentures and equity securities.

Additional liquidity is available through established lines of credit and the Company's demonstrated ability to access the capital markets for funds. The Company maintains a $200 million committed line of credit with a Canadian chartered bank.

Liquid assets

December 31	2005 Balance sheet value	2005 Market value	2004 Balance sheet value	2004 Market value
Cash & certificates of deposit	**$ 2,930**	**$ 2,930**	$ 2,445	$ 2,445
Highly marketable securities				
Government bonds	**19,553**	**20,817**	19,658	20,541
Corporate bonds	**26,498**	**27,993**	23,327	24,124
Common/Preferred shares	**3,345**	**3,963**	2,657	3,093
Residential mortgages (insured)	**776**	**769**	792	809
Total	**$ 53,102**	**$ 56,472**	$ 48,879	$ 51,012

Cashable liability characteristics

	December 31 2005	December 31 2004
Surrenderable insurance and annuity liabilities		
At market value	**$ 11,683**	$ 11,628
At book value	**27,922**	26,952
Total	**$ 39,605**	$ 38,580

The majority of the liquid assets are comprised of fixed income securities whose value is inversely related to interest rates. Consequently, a significant rise in prevailing interest rates would result in a decrease in the value of this pool of liquid assets. As well, a high interest rate environment may prompt holders of certain types of policies to terminate their policies, thereby placing demands on the Company's liquidity position.

The market value of the Company's liquid assets is approximately $56.5 billion or 142% of the Company's total surrenderable insurance and annuity liabilities. The Company believes that it holds a sufficient amount of liquid assets to meet unanticipated cash flow requirements prior to their maturity.

CASH FLOWS

Cash flows

	For the three months ended December 31 2005	For the three months ended December 31 2004	For the twelve months ended December 31 2005	For the twelve months ended December 31 2004
Cash flows relating to the following activities:				
Operations	**$ 511**	$ 437	**$ 3,951**	$ 3,002
Financing	**(219)**	(334)	**(665)**	(1,052)
Investment	**(559)**	123	**(2,511)**	(1,892)
Increase (decrease) in cash & certificates of deposit	**(267)**	226	**775**	58
Effects of changes in exchange rates on cash and certificates of deposit	**(20)**	(23)	**(286)**	(47)
Cash & certificates of deposit, beginning of period	**3,248**	2,269	**2,472**	2,461
Cash & certificates of deposit, end of period	**$ 2,961**	$ 2,472	**$ 2,961**	$ 2,472

The principal source of funds for the Company is cash provided by operating activities, including premium income, net investment income and fee income. These funds are used primarily to pay policy benefits, policyholder dividends and claims, as well as operating expenses and commissions. Cash flows generated by operations are mainly invested to support future liability cash requirements.

Cash & certificates of deposit were $2,961 million at December 31, 2005, compared to $2,472 at December 31, 2004. In the year, cash flow provided by operations increased $949 million to $3,951 million. The increase in cash flow from operations is mainly due to an overall increase in the level of business activity, together with the impact of reinsurance activities which had the effect of reducing cash flows from operations in 2004 and increasing cash flows from operations in 2005. In 2005, the $3,951 million of operating cash flows were used by the Company to acquire $2,485 million of additional investment assets supporting the Company's policy liabilities.

The Company raised $300 million in 2005 by issuing perpetual preferred shares which together with operating cash flows was used to fund $965 million of financing activities, including dividend payments and the repayment of borrowings obtained in connection with the Canada Life acquisition. The strengthening of the Canadian dollar against the US dollar, British pound and the euro further reduced cash & certificates of deposit by $286 million.

COMMITMENTS/CONTRACTUAL OBLIGATIONS

Commitments/contractual obligations
At December 31

	Payments due by period				
	Total	**within 1 year**	**1-3 years**	**4-5 years**	**over 5 years**
1) Long-term debt	$ 1,764	$ 1	$ 2	$ 2	$ 1,759
2) Operating leases					
- office	438	92	158	102	86
- equipment	9	5	3	1	-
3) Credit-related arrangements					
(a) Contractual commitments	292	290	2	-	-
(b) Letters of credit	SEE NOTE 3(b) BELOW				
4) Purchase obligations	27	18	9	-	-
Total contractual obligations	$ 2,530	$ 406	$ 174	$ 105	$ 1,845

1) Long-term debt includes long-term financing used in the ongoing operations and capitalization of the Company.

2) Operating leases include office space and certain equipment used in the normal course of business. Lease payments are charged to operations over the period of use.

3) (a) Contractual commitments are essentially commitments of investment transactions made in the normal course of operations in accordance with policies and guidelines that are to be disbursed upon fulfillment of certain contract conditions.

(b) Letters of credit are written commitments provided by a bank. The Europe operation is from time to time an applicant for letters of credit provided mainly as collateral under certain reinsurance contracts for on-balance sheet policy liabilities. Please refer to the "Liquidity risk (letters of credit)" section of this document.

4) Purchase obligations are commitments to acquire goods and services, essentially related to information services.

CAPITAL MANAGEMENT AND ADEQUACY

At the holding company level, the Company monitors the amount of consolidated capital available, and the amounts deployed in its various operating subsidiaries. The amount of capital deployed in any particular company or country is dependent upon local regulatory requirements as well as the Company's internal assessment of capital requirements in the context of its operational risks and requirements, and strategic plans.

The Company's practice is to maintain the capitalization of its regulated operating subsidiaries at a level that will exceed the relevant minimum regulatory capital requirements in the jurisdictions in which they operate.

In Canada, the Office of the Superintendent of Financial Institutions (OSFI) has established a capital adequacy measurement for life insurance companies incorporated under the Insurance Companies Act (Canada) and their subsidiaries, known as the Minimum Continuing Capital and Surplus Requirements (MCCSR). Great-West's MCCSR ratio at the end of 2005 was 208% (199% at the end of 2004). London Life's MCCSR ratio at the end of 2005 was 237% (235% at the end of 2004). Canada Life's MCCSR ratio at the end of 2005 was 231% (218% at the end of 2004).

The MCCSR position of Great-West is negatively affected by the existence of a significant amount of goodwill and intangible assets, which, subject to a prescribed inclusion for a portion of intangible assets, are deducted in the calculation of available regulatory capital.

In the United States, GWL&A is subject to comprehensive state and federal regulation and supervision throughout the United States. The National Association of Insurance Commissioners (NAIC) has adopted risk-based capital rules and other financial ratios for U.S. life insurance companies. GWL&A has estimated the risk-based capital ratio to be 485% at December 31, 2005 (499% at the end of 2004), well in excess of that required by NAIC.

The capitalization of the Company and its operating subsidiaries will also take into account the views expressed by the various credit rating agencies that provide financial strength and other ratings to the Company.

The Company has also established policies and procedures designed to identify, measure and report all material risks. Management is responsible for establishing capital management procedures for implementing and monitoring the capital plan. The Board of Directors reviews and approves all capital transactions undertaken by management pursuant to the annual capital plan. The capital plan is designed to ensure that the Company maintains adequate capital, taking into account the Company's strategy and business plans.

RATINGS

The Company and its major operating subsidiaries continue to hold very strong ratings.

At the time of the CLFC acquisition in July, 2003, the ratings of the Company and its major subsidiaries were downgraded a single rating notch, and were assigned a negative outlook by Standard & Poor's Rating Services (S&P) and Moody's Investors Service (Moody's).

On September 27, 2005, S&P affirmed the ratings of the Company and its subsidiaries, and changed the outlook from negative to stable. On November 29, 2005, Moody's affirmed the ratings of the Company and its subsidiaries and also changed the outlook from negative to stable. On February 17, 2006, Dominion Bond Rating Service upgraded Lifeco's senior debt rating by one notch to AA (low). The remaining ratings identified in the table were all reaffirmed in 2005.

Rating agency	Measurement	Lifeco	Great-West	London Life	Canada Life	GWL&A
A.M. Best Company	Financial Strength		A+	A+	A+	A+
Dominion Bond Rating Service	Claims Paying Ability Senior Debt Subordinated Debt	AA (low)	IC-1	IC-1	IC-1 AA (low)	NR
Fitch Ratings	Insurer Financial Strength		AA+	AA+	AA+	AA+
Moody's Investors Service	Insurance Financial Strength		Aa3	Aa3	Aa3	Aa3
Standard & Poor's Rating Services	Insurer Financial Strength Senior Debt Subordinated Debt	A+	AA	AA	AA A+	AA

FINANCIAL INSTRUMENTS AND OTHER INSTRUMENTS

Financial instruments held by the Company include portfolio investments, debentures and other debt instruments, and various derivative financial instruments that are not reported on the Balance Sheet.

Portfolio investments consist of bonds, stocks, mortgage loans and real estate. Debentures and other debt instruments consist of short and long term financings due between one and forty-three years. Off balance sheet financial instruments include Interest Rate Contracts (futures - long, futures - short, swaps, written options, purchased options), Foreign Exchange Contracts (forward contracts, cross currency swaps) and other derivative contracts (equity contracts, credit default swaps).

Market values for publicly traded bonds are determined using quoted market prices. Market values for bonds that are not actively traded and for mortgages are determined by discounting expected future cash flows related to the securities at market interest rates. Market values for public stocks are generally determined by the closing sale price of the security on the exchange where it is principally traded. Market values for stocks for which there is no active market are determined by management. Market values for all properties are determined annually by management based on a combination of the most recent independent appraisal and current market data available. Appraisals of all properties are conducted at least once every three years by independent qualified appraisers.

Cash flows of assets supporting actuarial liabilities are matched within reasonable limits. Changes in the fair value of these assets are essentially offset by changes in the fair value of actuarial liabilities. Changes in the fair value of assets backing capital and surplus, less related income taxes, would result in a corresponding change in surplus over time, in accordance with investment policies. Refer to the "Risk Management and Control Practices" section of this report for a description of the risks and the management of risks associated with financial instruments associated with actuarial liabilities.

RISK MANAGEMENT AND CONTROL PRACTICES

Insurance companies are in the business of assessing, assuming and managing risk. The types of risks are many and varied, and will be influenced by factors both internal and external to the businesses operated by the insurer. These risks, and the control practices used to manage the risks, may be broadly grouped into four categories:

1. Insurance Risks
2. Investment or Market Risks
3. Operational Risks
4. Other Risks

The risk categories above have been ranked in accordance with the extent to which they would be expected to impact the business on an ongoing basis and, accordingly, would require more active management. It must be noted, however, that items included in the third or fourth categories, such as legal, regulatory or reputational risks, may still represent serious risks notwithstanding the expectation that they may be less likely to be realized.

Insurance Risks - General

By their nature, insurance products involve commitments by the insurer to provide financial obligations and insurance coverage for extended periods of time. In order to provide insurance protection profitably, the insurer must design and price products to ensure that the premiums received, and the investment income earned on those premiums, will be sufficient to pay future claims and expenses associated with the product. This requires the insurer, in pricing products and establishing policy liabilities, to make assumptions regarding expected levels of income and expense. Although pricing on some products is guaranteed throughout the life of the contract, policy liability valuation requires regular updating of assumptions to reflect emerging experience. Ultimate profitability will depend upon how closely actual experience tracks to expected, particularly in regards to the following:

***Claims (mortality and morbidity)* –** Many products provide benefits in the event of death or disabling conditions or provide for medical or dental costs. Research and analysis is continuously ongoing to provide the basis for pricing and valuation assumptions which properly reflect the insurance and reinsurance markets where the Company is active. Effective underwriting policies control the selection of risks insured for consistency with claims expectations. Underwriting limits control the amount of risk exposure insured in the property and casualty reinsurance operations.

***Lapsation* –** Products are priced and valued to reflect the expected duration of contracts. Lapsation is an important assumption for expense recovery to the extent that higher costs are incurred in early contract years, and for certain long-term level premium products where costs increase by age and pricing assumes that some policyholders will discontinue their coverage. Annual research studies support pricing and valuation assumptions for this risk.

***Investment yield* –** Products are priced and valued based on the investment returns available on the assets that support the policy liabilities. Effective and ongoing communication between pricing, valuation and investment management is required to control this risk. Investments are made in accordance with investment policies that have been approved by the Directors of each operating company. These policies provide guidance on the mix of assets allowable for each product segment. Yield rates are derived from the actual mix of assets put in place. Products with long term cash flows and pricing guarantees carry more risk. Both pricing and valuation manage this risk by requiring higher margins where there is less yield certainty. The pricing and valuation of death benefit, maturity value and income guarantees associated with variable contracts employs stochastic modeling of future investment returns.

***Reinsurance* –** Products with mortality and morbidity risks have specific limits on Company retention approved by the Boards of Directors on the recommendation of the Actuary. These limits are reviewed and updated from time to time. Risk underwritten in excess of these approved levels is ceded, or reinsured, by the Company to third party reinsurers. Companies providing reinsurance to the Company are reviewed for financial soundness as part of the ongoing monitoring process.

Insurance Risks – Specific Businesses

Insurance risks are specific to the particular businesses carried on by the Company and the types of products offered through those businesses.

Canada

***Group Insurance* –** The most significant insurance risk relates to the Company's ability to predict claims experience for the following year. Most risks facing the group insurance business are mitigated by the fact that most contract rate levels can be adjusted on a yearly basis.

For health care products, inflation and utilization will influence the level of claim costs. While inflationary trends are relatively easy to predict, claims utilization is less predictable. The impact of aging, which plays a role in utilization, is well documented. However, the introduction of new services, such as breakthrough drug therapies, has the potential to substantially escalate benefit plan costs. The Company manages the impact of these and similar factors through plan designs that limit new costs and through pricing that takes demographic and other trend factors into account.

For disability products, a number of factors, including aging and industry characteristics, play a role in future claim patterns. The risks emerging from these factors are managed through pricing and plan designs that emphasize prevention, early intervention and return to work programs.

Individual Life – The most significant insurance risk in the life insurance business is mortality, which has an impact both on claims paid during the year and on the reserves that must be established to fund future claims. The Company manages this risk primarily through effective underwriting practices developed to support the long-term sustainability of the business. Additionally, the reserves established to fund future claims include a margin for misestimation and experience deterioration, set in accordance with professional guidelines. This margin is necessary to provide reasonable assurance that actuarial liabilities cover a range of possible outcomes. Because of the long-term nature of life insurance contracts, the impact of underwriting practices tends to emerge 20 or 30 years after contracts are issued, when most claims are incurred.

A current industry risk involves the pricing of the level cost of insurance option within universal life products. The pricing of this option, guaranteed for the life of the policy, requires a guaranteed interest rate and lapse assumption extending over a long period. A small adverse change in actual long-term lapses or investment returns can lead to significant insufficiency in premiums. Management continues to prudently manage this pricing risk.

Living Benefits – The most significant insurance risk for this line of business is morbidity, which is the incidence and duration of disability insurance claims and the incidence of critical conditions for critical illness insurance. Disability experience is highly cyclical. The Company manages these risks through its underwriting practices, experience and trend analysis, in addition to its reserve and pricing reviews.

Retirement & Investment Services – The Company's investment fund business is fee-based, with revenue and profitability based on the market value of investment fund assets under management. Fluctuations in fund asset levels occur as a result of both changes in cash flow and general investment market conditions. Accordingly, fee income derived in connection with the management of investment funds is sensitive to prevailing market conditions. Movements in market levels will produce variability in the level of fee income derived from this type of business. As well, a significant decline in market values could increase the cost to the Company associated with segregated fund death benefit and maturity value guarantees.

Through its wide range of funds, the Company limits its risk exposure to any particular market. As well, the Company encourages its clients to follow a long-term asset allocation approach, which will reduce the variability of returns and the frequency of fund switching. As a result of this approach, a significant proportion of individual segregated fund assets are in holdings of either a diversified group of funds or "fund of funds" investment profiles, which are designed to improve the likelihood of achieving optimal returns within a given level of risk.

With the significant increase in the group retirement business resulting from the acquisition of Canada Life, the Company has expanded its presence in this relatively stable business. With a significant proportion of premiums being received through employer-sponsored, payroll deduction plans, contributions and withdrawals from this business are less affected by volatile market conditions.

Europe

Group Insurance – The most significant insurance risk relates to the Company's ability to predict claims experience for the following year. The risk of inaccurately predicting mortality and morbidity claims is mitigated through biannual repricing, claims experience monitoring, underwriting and controls over open disability claims. In addition, group insurance is exposed to a multiple death scenario, due to concentration of risk in employment locations. This risk is reduced by imposing single event limits on schemes, and declining to quote in localised areas where the aggregate risk is deemed excessive.

Individual Insurance – The most significant insurance risk in the life insurance business is mortality, which has an impact both on claims paid during the year and on the reserves that must be established to fund future claims. The Company manages this risk primarily through effective underwriting practices developed to support the long-term sustainability of the business. Additionally, the reserves established to fund future claims include a margin for misestimation and experience deterioration, set in accordance with professional guidelines. This margin is necessary to provide reasonable assurance that actuarial liabilities cover a range of possible outcomes.

Payout Annuities – The most significant risk in payout annuities is that the longevity of the annuitants improves faster or further than the Company's assumptions. In order to mitigate this risk, the business is priced using prudent mortality assumptions which take into account recent Company and industry experience and the latest research on expected future trends in annuitant mortality. The assets held to match this are typically corporate bonds, mortgages and property, and although liquidity is not needed for these liabilities, there is some asset default risk.

Wealth Management – The Company's investment fund business is fee-based, with revenue and profitability based on the market value of investment fund assets under management. The Company earns fees based upon premium levels and asset levels. Fluctuations in fund asset levels occur as a result of both changes in cash flow and general investment market conditions. Through its wide range of funds, the Company limits its risk exposure to any particular market.

Reinsurance – The reinsurance business encompasses a wide variety of risks. The most significant insurance risks include natural catastrophic events that result in property damage, mortality risk relating to the Company's individual life reinsurance business, and the level of interest rates and investment fund performance in connection with the Company's annuity business. The Company monitors cedant companies' claims experience on an ongoing basis. Diversification of products by underlying insurance type and geography continues to be a major risk mitigation tool. As retrocessionaire for property catastrophe risk, the Company generally participates at significantly higher event loss exposures than primary carriers and reinsurers. Generally, an event of significant size must occur prior to the Company incurring a claim. The Company has underwriting guidelines which limits the maximum exposure for catastrophe events.

Also refer to the Reputational risk discussion in the "Other Risks" section.

United States

Healthcare – Health care insurance risks include medical cost inflation, which may exceed annual pricing adjustments to policyholders. In addition, changes in utilization may impact health care costs. These utilization trends can be attributable to adjustments in health care delivery systems, such as the development of new practice standards or breakthrough treatments. Furthermore, changes to product design may also impact utilization trends. These changes include amendments that modify covered benefits or funding changes that result in a sharing of the financial burden between the employer and the employee.

The Company manages some of these risks through medical cost management, product design, and underwriting management. The Company manages medical costs through dedicated provider contracting. In addition, the Company continues to invest in enhanced care management programs. Product designs that promote a sharing of health care costs by members typically help control utilization. Medical underwriting by case risk has also been expanded. Through the combination of medical cost management, product design, and underwriting management, the Company strives to ensure continued profitability.

Retirement Services – Fixed margins are protected through the use of specific guaranteed certificates and proper matching of assets and liabilities. Variables are subject to the volatility of the U.S. equities market and the economy. The Company protects itself from risks associated with early surrenders through contract fees and termination charges. Emphasis is placed on retention of major cases and the corresponding maturity of certificates of these cases. Expense management programs are constantly monitored to control unit costs in the third-party administration business segment.

Individual Life – The traditional lines of life insurance are no longer actively marketed. Various programs have been introduced emphasizing retention of the business. In the large case business-owned life insurance (BOLI) business, the risk associated with surrenders in the General Account product line is protected by the income tax consequences of surrendering the policy and through contract provisions which restrict the availability of funds for withdrawal. Ongoing sales in the BOLI market focus on the delivery of segregated fund (stable value and variable fund) products. These lines include whole life policies with guaranteed cash values and universal life policies with guaranteed minimum interest credited rates. The Company actively monitors the impact of these "interest rate floors" through cash flow testing and has established additional reserve liabilities as appropriate.

INVESTMENT OR MARKET RISKS

The Company acquires and manages asset portfolios to produce risk-adjusted returns in support of policyholder obligations and corporate profitability. The Boards of Directors or the Executive Committees and the Investment Committees of the Boards of Directors annually approve Investment and Lending Policies, as well as Investment Procedures and Guidelines. A comprehensive report on compliance with these policies and guidelines is presented to the Boards of Directors or Investment Committees annually, and the Internal Audit department conducts an independent review of compliance with investment policies, procedures and guidelines on a periodic basis.

The significant investment or market risks associated with the business are outlined below.

Interest rate risk – Interest rate risk exists if asset and liability cash flows are not closely matched and interest rates change.

The Company utilizes a formal process for managing the matching of assets and liabilities. This involves grouping general fund assets and liabilities into segments. Assets in each segment are managed in relation to the liabilities in the segment. Interest rate risk is managed by investing in assets that are suitable for the products sold. For products with fixed and highly predictable benefit payments, investments are made in fixed income assets that closely match the liability product cash flows. Protection against interest rate change is achieved as any change in the fair market value of the assets will be offset by a similar change in the fair market value of the liabilities. For products with uncertain timing of benefit payments, investments are made in fixed income assets with cash flows of shorter duration than the anticipated timing of the benefit payments. The risks associated with the mismatch in portfolio duration and cash flow, asset prepayment exposure and the pace of asset acquisition are quantified and reviewed regularly.

Equity market risk – The Company's investment policy guidelines provide for prudent investment in equity markets within clearly defined limits. Given the volatility in equity market values, income in any year may be adversely affected by decreases in market values, notwithstanding the Company's long term expectation of investment returns appropriate for this asset class.

Sensitivity of earnings – The following table shows the sensitivity of the Company's earnings to changes in the interest rate environment and equity markets based on the existing business mix. These amounts are estimated assuming limited management actions to mitigate the impact of the changes.

Increase(decrease) in after-tax shareholder earnings *(C$ millions)*

Interest rate sensitivity(1)	
1% increase	-199
1% decrease	-453
Equity market sensitivity(2)	
10% increase	71
10% decrease	-90

(1) Represents an immediate and permanent 100 basis point parallel shift in assumed interest rates across the entire yield curve.
(2) Represents an immediate one-time move in the equity markets.

A 1% increase in interest rates would be expected to result in a $199 million one-time decrease in after-tax earnings, primarily as a result of certain of the Company's U.S. annuity products that have book value surrender terms. A 1% decrease in interest rates would be expected to result in a $453 million one-time decrease in after tax earnings, primarily as a result of minimum interest rate guarantees on certain of the Company's business-owned life insurance (BOLI) and universal life products in the United States.

A 10% increase in equity markets would be expected to result in a $71 million one-time increase in after-tax earnings, primarily as a result of segregated fund investment management fees, which are based upon the market value of the segregated fund assets under management. A 10% decrease in equity markets would be expected to result in a $90 million one-time decrease in after-tax earnings, primarily as a result of market-level guarantees on the Company's segregated fund products and segregated fund investment management fees, which are based upon the market value of the segregated fund assets under management.

Credit risk – It is Company policy to acquire only investment-grade assets and minimize undue concentration of assets in any single geographic area, industry and company. Guidelines specify minimum and maximum limits for each asset class. Credit ratings for bonds are determined by recognized external credit rating agencies and/or internal credit review. These portfolios are monitored continuously and reviewed regularly with the Boards of Directors or the Investment Committees of the Boards of Directors. Off-balance sheet credit risk is evaluated quarterly on a current exposure method, using practices that are at least as conservative as those recommended by regulators.

Liquidity risk (asset/liability) – The Company closely manages operating liquidity through cash flow matching of assets and liabilities, and at December 31, 2005 has approximately $53 billion in highly marketable securities.

Liquidity risk (letters of credit) – In the normal course of its Reinsurance business, the Company provides Letters of Credit (LOC) to other parties, or beneficiaries. A beneficiary will typically hold an LOC as collateral in order to secure statutory credit for reserves ceded to or amounts due from the Company. An LOC may be drawn upon demand. If an amount is drawn on an LOC by a beneficiary, the bank issuing the LOC will make a payment to the beneficiary for the amount drawn, and the Company will become obligated to repay this amount to the bank.

The Company, through certain of its operating subsidiaries, has provided LOCs as follows:

To external parties

In order for the non-U.S. licensed operating subsidiaries within LRG to conduct reinsurance business in the U.S., they must provide collateral to the U.S. insurance and reinsurance companies to whom reinsurance is provided in order for these companies to receive statutory credit for reserves ceded to LRG. To satisfy this collateral requirement, LRG, as applicant, has provided LOCs issued by a syndicate of financial institutions under an agreement arranged in 2005 for a five year term expiring November 15, 2010. The aggregate amount of this LOC facility is US $650 million, and the amount issued at December 31, 2005 was US $611 million, including US $102 million between LRG subsidiaries as described below.

To internal parties
GWL&A Financial, Inc. as applicant has provided LOCs in respect of the following:

- to the U.S. branch of Canada Life as beneficiary, to allow it to receive statutory capital credit for reserves ceded to Great-West Life & Annuity Insurance Company of South Carolina. These are provided under a US $777 million agreement with a twenty year term with a third party financial institution, and the amount issued at December 31, 2005 was US $425 million.
- to Great-West Life & Annuity Insurance Company of South Carolina as beneficiary, to allow it to receive statutory capital credit in respect thereof. (US $50 million)

Canada Life as applicant has provided LOCs relating to business activities conducted within the Canada Life group of companies in respect of the following:

- to its U.S. branch as beneficiary, to allow Canada Life to receive statutory capital credit for life reinsurance liabilities ceded to Canada Life International Re Limited. (US $246 million)
- to Canada Life Ireland Holdings Limited (CLIHL) as beneficiary, to allow CLIHL to receive statutory capital credit in the United Kingdom for a loan made to The Canada Life Group (UK) Limited. (£117 million)
- to a U.S. regulator as beneficiary on behalf of its U.S. branch, to receive statutory capital credit for certain reinsurance liabilities ceded to third party non-U.S. licensed reinsurers. (US $82 million)

As well, certain LRG subsidiaries as applicants have provided LOCs to other LRG subsidiaries, as beneficiaries to allow them to receive statutory capital credit for reserves ceded to the other subsidiaries. (US $102 million)

Management monitors its use of LOCs on a regular basis, and assesses the ongoing availability of these and alternative forms of operating credit.

Liquidity risk (holding company structure) – As a holding company, the Company's ability to pay interest, dividends and operating expenses and to meet its obligations generally depends upon receipt of sufficient funds from its principal subsidiaries. The payment of interest and dividends by the principal subsidiaries is subject to restrictions set forth in relevant insurance and corporate laws and regulations which require that solvency and capital standards be maintained by Great-West, London Life, CLFC, Canada Life and GWL&A.

Foreign exchange risk (earnings) – The Company's consolidated operations provide a broad business platform that is well diversified in terms of both the nature of the various businesses and the geographic locations in which these businesses are conducted. The degree of geographic diversification in the business operations creates exposure to fluctuations in foreign currency. Management has, from time to time, utilized forward foreign currency contracts to mitigate the volatility arising from the movement of rates as they impact the translation of operating results denominated in foreign currency.

For the twelve months ended December 31, 2005, of C$23.9 billion of total income consisting of premium income, net investment income, and fee and other income, approximately C$14.2 billion or 59% was denominated in currencies other than Canadian dollars. Similarly, C$1,005 million or 59% of the C$1,742 million total net income attributable to shareholders was denominated in foreign currencies. At December 31, 2005 approximately C$53.0 billion or 52% of C$102.2 billion of total general fund assets were denominated in foreign currencies.

In 2005, the rate at which the U.S. dollar operating results of the United States segment were translated into Canadian dollars was $1.3152. Also, the operating results of the Europe segment were translated into Canadian dollars at $2.3272 for the British pound, $1.6159 for the euro, and $1.2553 for US dollars. These rates reflect the beneficial impact of forward foreign exchange contracts that had been put in place to hedge against volatility in foreign currency translation. These contracts, in aggregate, resulted in a $67 million after-tax gain in 2005 ($50 million in connection with U.S. dollar operating results, $11 million in connection with British pound operating results, and $6 million in connection with euro operating results), and expired at the end of 2005. In 2006, the Company's foreign currency denominated operating results will be translated to Canadian dollars at prevailing market translation rates.

Foreign exchange risk (assets) – Investments are normally made in the same currency as the liabilities supported by those investments. Foreign currency assets acquired to back liabilities are generally converted back to the currency of the liability using foreign exchange contracts.

Derivative instruments – Derivative instruments are used only to hedge imbalances in asset and liability positions or as substitutes for cash instruments; they are not used for speculative purposes. Derivative products are traded with counterparties approved by the Boards of Directors or the Investment Committees of the Boards of Directors. They may include interest rate, foreign exchange and equity swaps, options, futures and forward contracts. The Company's risk management process governing the use of derivative instruments requires that the Company acts only as an end-user of derivative products, not as a market maker. As well, the Company has strict operating policies which prohibit the use of derivative products for speculative purposes, permit transactions only with approved counterparties, specify limits on concentration of risk, and documents approval and issuer limits, as well as required reporting and monitoring systems.

OPERATIONAL RISKS

Operational risk is the risk of direct or indirect loss resulting from inadequate or failed internal processes, people and systems or from external events.

The Company manages and mitigates internal operational risks through integrated and complementary policies, procedures, processes and practices. Human Resources hiring, performance evaluation, promotion and compensation practices are designed to attract, retain and develop the skilled personnel required. A comprehensive job evaluation process is in place and training and development programs are supported. Each business area provides training designed for their specific needs and has developed appropriate internal controls. Processes and controls are monitored and refined by the business areas and periodically reviewed by the Company's internal audit staff. Financial reporting processes and controls are further examined by external auditors. The Company applies a robust project management discipline to all significant initiatives.

Appropriate security measures protect premises and information. The Company has emergency procedures in place for short term incidents or outages and is committed to maintaining business continuity and disaster recovery plans in every business location for the recovery of critical functions in the event of a disaster, which include offsite backup data storage and work area facilities.

OTHER RISKS

Other risks not specifically identified elsewhere, include:

Legal and regulatory risk – The businesses of certain of Lifeco's principal subsidiaries are subject to various regulatory requirements imposed by legislation and regulation in Canada, the United States, the United Kingdom and other jurisdictions applicable to insurance companies and companies providing financial services. These regulations are primarily intended to protect policyholders and beneficiaries, not shareholders. Material changes in the regulatory framework or the failure to comply with regulatory requirements could have a material adverse effect on Lifeco.

The Company monitors compliance with the legal and regulatory requirements in all jurisdictions where it conducts business and assesses trends in legal and regulatory change to keep business areas current and responsive.

Reputational risk – In the course of its business activities, the Company may be exposed to the risk that some actions may lead to damage to the Company's reputation and hence damage to its future business prospects.

These actions may include unauthorized activities of employees or other people associated with the Company, inadvertent actions of the Company that become publicized and damage the Company's reputation, regular or past business activities of the Company that become the subject of regulator or media scrutiny and, due to a change of public perception, cause damage to the Company, or any other action or activity that gives rise to damage to the Company's general reputation.

To manage or mitigate this risk the Company has ongoing controls to limit the unauthorized activities of people associated with the Company. The Company has adopted a Code of Business Conduct and Ethics which sets out the standards of business conduct to be followed by all directors, officers and employees of the Company. The Company also reacts to address situations that may escalate to a level that might give rise to damage to its reputation.

Through its subsidiaries, the Company is both a user and a provider of reinsurance, including both traditional reinsurance, which is undertaken primarily to mitigate against assumed insurance risks, and financial or finite reinsurance, under which the amount of insurance risk passed to the reinsurer or its reinsureds may be more limited. The Company accounts for all reinsurance transactions according to Canadian GAAP. In some cases Canadian GAAP may differ from the accounting treatment utilized by the Company's reinsurers or its reinsureds based upon the rules applicable to them in their reporting jurisdictions. The Company believes that transactions of this type that it has entered into are appropriate and properly accounted for by the Company. Notwithstanding, the Company may, in connection with this type of reinsurance, be exposed to reputational or other risks depending on future events.

CHANGES IN ACCOUNTING POLICIES

Variable interest entities – Effective January 1, 2005, the Company adopted Canadian Institute of Chartered Accountants (CICA) Handbook Accounting Guideline 15, *Consolidation of Variable Interest Entities*. As a result, the Company no longer consolidates Great-West Life Capital Trust and Canada Life Capital Trust that were used to issue Innovative Tier 1 capital. The Company does not consolidate the capital trust securities issued by the trusts but will recognize related debentures issued by the Company to the trusts. For regulatory capital purposes, the $800 million of capital issued by the trusts has been grandfathered as Tier 1 capital by the Office of the Superintendent of Financial Institutions Canada (OSFI). There is no impact of this change in accounting policy to common shareholder net income or basic earnings per common share.

Liabilities and equity – Effective January 1, 2005, CICA Handbook Section 3860, *Financial Instruments – Disclosure and Presentation*, was amended to require liability classification for certain financial instruments. As a result, the Series D and E preferred shares and the capital trust securities previously presented as equity and non-controlling interest were reclassified to liabilities on the Consolidated Balance Sheet. The dividends on preferred shares classified as liabilities and distributions on the capital trust securities have been reclassified as financing charges on the Summary of Consolidated Operations. There is no impact of this change in accounting policy to common shareholder net income or basic earnings per common share.

SUMMARY OF CRITICAL ACCOUNTING ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in Canadian GAAP requires management to adopt accounting policies and to make estimates and assumptions that affect amounts reported in the Consolidated Financial Statements. The major accounting policies and related critical accounting estimates underlying Lifeco's financial statements are summarized below. In applying these policies, management makes subjective and complex judgments that frequently require estimates about matters that are inherently uncertain. Many of these policies are common in the insurance and other financial services industries; others are specific to the Company's businesses and operations. The significant accounting policies are as follows:

Actuarial liabilities – Actuarial liabilities represent the amounts required, in addition to future premiums and investment income, to provide for future benefit payments, policyholder dividends, commission and policy administrative expenses for all insurance and annuity policies in force with the Company. The Appointed Actuaries of the Company's subsidiary companies are responsible for determining the amount of the actuarial liabilities to make appropriate provision for the Company's obligations to policyholders. The Appointed Actuaries determine the actuarial liabilities using generally accepted actuarial practices, according to the standards established by the Canadian Institute of Actuaries. The valuation uses the Canadian Asset Liability Method. This method involves the projection of future events in order to determine the amount of assets that must be set aside currently to provide for all future obligations and involves a significant amount of judgement.

In the computation of actuarial liabilities, valuation assumptions have been made regarding rates of mortality/morbidity, investment returns, levels of operating expenses and rates of policy termination. The valuation assumptions use best estimates of future experience together with a margin for misestimation and experience deterioration. These margins have been set in accordance with guidelines established by the Canadian Institute of Actuaries and are necessary to provide reasonable assurance that actuarial liabilities cover a range of possible outcomes. Margins are reviewed periodically for continued appropriateness.

The methods for arriving at these valuation assumptions are outlined below:

Mortality
A life insurance mortality study is carried out annually for each major block of insurance business. The results of each study are used to update the Company's experience valuation mortality tables for that business. When there is insufficient data, use is made of the latest industry experience to derive an appropriate valuation mortality assumption. Although mortality improvements have been observed for many years, for life insurance valuation the mortality provisions (including margin) do not allow for future improvements.

Annuitant mortality is also studied regularly and the results used to modify established industry experience annuitant mortality tables. Mortality improvement has been projected to occur throughout future years for annuitants.

Morbidity
The Company uses industry developed experience tables modified to reflect emerging company experience. Both claim incidence and termination are monitored regularly and emerging experience is factored into the current valuation.

Property and casualty reinsurance
Actuarial liabilities for property and casualty reinsurance written by LRG, a subsidiary of London Life, are determined using accepted actuarial practices for life insurers in Canada. Reflecting the long-term nature of the business, reserves have been established using cash flow valuation techniques including discounting. The reserves are based on cession statements provided by ceding companies. In certain instances, LRG management adjusts cession statement amounts to reflect management's interpretation of the treaty. Differences will be resolved via audits and other loss mitigation activities. In addition, reserves also include an amount for incurred but not reported losses (IBNR) which may differ significantly from the ultimate loss development. The estimates and underlying methodology are continually reviewed and updated and adjustments to estimates are reflected in income. LRG analyzes the emergence of claims experience against expected assumptions for each reinsurance contract separately and at the portfolio level. If necessary, a more in depth analysis is undertaken of the cedant experience.

Investment returns
The assets which correspond to the different liability categories are segmented. For each segment, projected cash flows from the current assets and liabilities are used in the Canadian Asset Liability Method to determine actuarial liabilities. Cash flows from assets are reduced to provide for asset default losses. Testing under several interest rate scenarios (including increasing and decreasing rates) is done to provide for reinvestment risk.

Expenses
Unit expense studies are updated regularly to determine an appropriate estimate of future expenses for the liability type being valued. Expense improvements are not projected. An inflation assumption is incorporated in the estimate of future expenses.

Policy termination
Studies to determine rates of policy termination are updated regularly to form the basis of this estimate. Industry data is also available and is useful where the Company has no experience with specific types of policies or its exposure is limited.

Policyholder dividends
Future policyholder dividends are included in the determination of actuarial liabilities for participating policies, with the assumption that policyholder dividends will change in the future to reflect the experience of the respective participating accounts, consistent with the participating policyholder dividend policies.

Income taxes – As multinational life insurance companies, the Company's primary Canadian operating subsidiaries are subject to a regime of specialized rules prescribed under the Income Tax Act (Canada) for purposes of determining the amount of the companies' income that will be subject to tax in Canada. Accordingly, the determination of the companies' provision for income taxes involves the application of these complex rules in respect of which alternative interpretations may arise.

Management recognizes that interpretations it may make in connection with its tax filings may ultimately differ from those made by the tax authorities and accounts for these potential differences in its financial statements. Upon resolution of any such differences, amounts provided by management may be recognized in earnings to reflect actual experience.

The Company has substantial future income tax assets. The recognition of future tax assets depends on management's assumption that future earnings will be sufficient to realize the deferred benefit. The amount of the asset recorded is based on management's best estimate of the timing of the reversal of the asset.

Employee future benefits – Accounting for pension and other post-retirement benefits requires estimates of future returns on plan assets, expected increases in compensation levels, trends in health care costs, as well as the appropriate discount rate for accrued benefit obligations.

Significant assumptions - employee future benefits	**Defined benefit pension plans**		**Other post-retirement benefits**	
	2005	2004	**2005**	2004
Weighted average assumptions used to determine benefit cost				
Discount rate	**5.94%**	6.15%	**6.22%**	6.25%
Expected long-term rate of return on plan assets	**6.83%**	6.99%	**-**	-
Rate of compensation increase	**4.89%**	4.73%	**5.01%**	4.98%
Weighted average assumptions used to determine accrued benefit obligation				
Discount rate	**5.26%**	5.94%	**5.27%**	6.22%
Rate of compensation increase	**4.21%**	4.89%	**4.31%**	5.01%

Weighted average health care trend rates – In determining the expected cost of health care benefits, health care costs were assumed to increase by 7.17% in 2005 and gradually decrease to a level of 4.73% by 2010. For 2005, the impact of a 1% change to assumed health care rates on the accrued post-retirement benefit obligation is a $44 million ($69 million in 2004) increase for a 1% increase to rates and a $37 million ($53 million in 2004) decrease for a 1% decrease to rates. Similarly, the impact on the post-retirement benefit expense of a 1% increase to rates is an $8 million ($8 million in 2004) increase and a 1% decrease to rates is a $6 million ($6 million in 2004) decrease.

FUTURE ACCOUNTING POLICIES

***Earnings per share* –** CICA Handbook Section 3500, *Earnings per Share*, is expected to be amended in 2006 to require inclusion of the dilutive effects of convertible securities in the calculation of diluted earnings per share, regardless of the Company's intention to settle the securities in cash or common shares. As a result the Company will include the dilutive effects of its convertible preferred shares in the calculation of diluted earnings per share. This change is not expected to have a material impact on the financial statements of the Company.

***Financial instruments* –** Effective January 1, 2007 the Company will be required to comply with the provisions of new CICA Handbook Section 3855 *Financial Instruments – Recognition and Measurement*, Section 3865 *Hedges* and Section 1530 *Comprehensive Income*. These sections address the recognition and measurement of financial instruments and the application of hedge accounting. Certain financial instruments will be remeasured at fair value and a new section of shareholder equity called comprehensive income will be added. The Company is reviewing the potential impact that these new accounting requirements will have on the financial statements of the Company.

SEGMENTED OPERATING RESULTS

The consolidated operating results of Lifeco include the operating results of Great-West, London Life, Canada Life and GWL&A.

For reporting purposes, the consolidated operating results are grouped into four reportable segments, Canada, Europe, United States, and Lifeco Corporate reflecting geographic lines as well as the management and corporate structure of the companies.

CANADA

The Canadian segment of Lifeco includes the operating results of the Canadian businesses operated by Great-West, London Life, and Canada Life. There are two primary business units included in this segment. Through its Group Insurance business unit, the Company provides life, health, disability and creditor insurance products to group clients in Canada. Through its Individual Insurance & Investments Products business unit, the Company provides life, disability and critical illness insurance products to individual clients, as well as accumulation and payout annuity products for both group and individual clients in Canada.

Selected consolidated financial information - Canada

	For the three months ended December 31			For the twelve months ended December 31		
	2005	2004	% Change	**2005**	2004	% Change
Total premiums and deposits	**$ 3,413**	$ 3,267	4%	**$ 13,358**	$ 14,534	-8%
Fee and other income	**198**	173	14%	**774**	682	13%
Paid or credited to policyholders	**1,705**	1,504	13%	**6,430**	6,656	-3%
Net income - common shareholders	**171**	150	14%	**773**	646	20%
Total assets				**$ 49,189**	$ 47,264	4%
Segregated funds assets				**38,854**	34,458	13%
Total assets under administration				**$ 88,043**	$ 81,722	8%

Consolidated operations

	For the three months ended December 31		For the twelve months ended December 31	
	2005	2004	**2005**	2004
Income:				
Premium income	**$ 1,582**	$ 1,554	**$ 6,135**	$ 6,413
Net investment income	**707**	687	**2,779**	2,664
Fee and other income	**198**	173	**774**	682
Total income	**2,487**	2,414	**9,688**	9,759
Benefits and expenses:				
Paid or credited to policyholders	**1,705**	1,504	**6,430**	6,656
Other	**489**	601	**2,053**	2,104
Amortization of finite life intangible assets	**4**	3	**14**	13
Net operating income before income taxes	**289**	306	**1,191**	986
Income taxes	**79**	67	**284**	202
Net income before non-controlling interests	**210**	239	**907**	784
Non-controlling interests	**28**	83	**101**	122
Net income - shareholders	**182**	156	**806**	662
Perpetual preferred share dividends	**11**	6	**33**	16
Net income - common shareholders	**$ 171**	$ 150	**$ 773**	$ 646

NET INCOME

Net income - common shareholders

	For the three months ended December 31			For the twelve months ended December 31		
	2005	2004	% Change	**2005**	2004	% Change
Group Insurance	**$ 72**	$ 64	13%	**$ 294**	$ 253	16%
Individual Insurance & Investment Products	**113**	116	-3%	**514**	462	11%
Corporate	**(14)**	(30)	53%	**(35)**	(69)	49%
	$ 171	$ 150	14%	**$ 773**	$ 646	20%

Consolidated net income of the Canadian segment of Lifeco attributable to common shareholders for the fourth quarter of 2005 increased 14% to $171 million from $150 million a year ago.

For the twelve months ended December 31, 2005, earnings were up 20% to $773 million compared to $646 million in 2004. The major contributors to the increases were as follows:

Group Insurance – The increase reflects improved health and dental experience, favourable long-term disability claims experience and higher expense gains, mitigated somewhat by mortality experience.

Individual Insurance & Investment Products – The increase is essentially attributable to higher fee income on increasing asset levels and favourable investment, expense and mortality results.

Corporate – The increase is primarily due to lower financing costs and income taxes, as well as a real estate valuation provision deemed redundant.

PREMIUMS AND DEPOSITS AND SALES

Premiums and deposits	For the three months ended December 31			For the twelve months ended December 31		
Business/Product	**2005**	2004	% Change	**2005**	2004	% Change
Group Insurance	**$ 1,161**	$ 1,120	4%	**$ 4,608**	$ 4,395	5%
Individual Insurance & Investment Products	**2,252**	2,147	5%	**8,750**	10,139	-14%
Total premiums and deposits	**$ 3,413**	$ 3,267	4%	**$ 13,358**	$ 14,534	-8%
Summary by Type						
Risk-based products	**1,582**	1,554	2%	**$ 6,135**	$ 6,413	-4%
ASO contracts	**502**	474	6%	**1,955**	1,863	5%
Segregated funds deposits						
Individual products	**651**	547	19%	**2,586**	2,196	18%
Group products	**678**	692	-2%	**2,682**	4,062	-34%
Total premiums and deposits	**$ 3,413**	$ 3,267	4%	**$ 13,358**	$ 14,534	-8%

Sales	For the three months ended December 31			For the twelve months ended December 31		
Business/Product	**2005**	2004	% Change	**2005**	2004	% Change
Group Insurance	**$ 121**	$ 115	5%	**$ 398**	$ 374	6%
Individual Insurance & Investment Products	**1,686**	1,807	-7%	**6,172**	5,565	11%
Total sales	**$ 1,807**	$ 1,922	-6%	**$ 6,570**	$ 5,939	11%

For the fourth quarter of 2005, premiums and deposits in Canada were $3,413 million, up $146 million over the fourth quarter of 2004. The $146 million increase was attributable to Group Insurance which was up $41 million, and Individual Insurance & Investment Products, which was up $105 million.

For the year, premiums and deposits in 2005 in Canada were $13,358 million, down $1,176 million from 2004. The $1,176 million decrease was attributable to Individual Insurance & Investment Products, which was down $1,389 million from 2004. The 2004 result includes approximately $2.2 billion of deposits in connection with the conversion of a portion of the Canada Life securities business to insured arrangements within Group Retirement Services. Excluding the $2.2 billion of converted premiums in 2004, premiums and deposits increased $1,046 million or 8.5%.

For the fourth quarter of 2005, sales in Canada were $1,807 million, down $115 million over the fourth quarter of 2004. The $115 million decrease was attributable to Individual Insurance & Investment Products, where sales in the quarter of Group Retirement Services products were down $319 million from 2004. The Company's focus in 2005 was on business conversion activity, which resulted in $5.3 billion of assets being converted from the Canada Life platform to the London Life platform. The benefits of the $12 billion of asset conversions since the Canada Life acquisition in 2003 are expected to create momentum in 2006.

For the year, sales in 2005 in Canada were $6,570 million, up $631 million over 2004. The $631 million increase was attributable to Individual Insurance & Investment Products, which was up $607 million reflecting strong sales of Individual Retirement & Investment Services products.

NET INVESTMENT INCOME

Net investment income

	For the three months ended December 31			For the twelve months ended December 31		
	2005	2004	% Change	**2005**	2004	% Change
Investment income earned	**$ 618**	$ 617	-	**$ 2,440**	$ 2,394	2%
Amortization of gains and losses	**96**	76	26%	**345**	295	17%
Provision for credit losses	**-**	1	-	**18**	4	-
Gross investment income	**714**	694	3%	**2,803**	2,693	4%
Less: investment expenses	**7**	7	-	**24**	29	-17%
Net investment income	**$ 707**	$ 687	3%	**$ 2,779**	$ 2,664	4%

Net investment income for the three months ended December 31, 2005 increased by $20 million or 3% compared to the same period last year. For the twelve months ended December 31, 2005, net investment income increased by $115 million or 4% compared to last year. The increase in investment income was primarily a result of strong equity market performance and the reduction of allowances for credit losses of $17 million due to improved credit experience.

FEE INCOME

In addition to providing traditional risk-based insurance products, the Company also provides certain products on a fee-for-service basis. The most significant of these products is segregated funds, for which the Company earns investment management fees, and ASO contracts, under which the Company provides group benefit plan administration on a cost-plus basis.

Fee income

	For the three months ended December 31			For the twelve months ended December 31		
	2005	2004	% Change	**2005**	2004	% Change
Segregated funds	**$ 151**	$ 131	15%	**$ 578**	$ 515	12%
ASO contracts	**29**	29	-	**121**	114	6%
Other	**18**	13	38%	**75**	53	42%
	$ 198	$ 173	14%	**$ 774**	$ 682	13%

Fee income on segregated fund products increased from $515 million in 2004 to $578 million in 2005, reflecting strong growth in fees from new and existing business from improved equity market conditions. Fee income on ASO increased from $114 million in 2004 to $121 million in 2005, reflecting growth in the block of business.

Other fee income of $75 million resulted from a broad based increase in property management fees, asset management fees and Quadrus distribution fees for 2005 compared to $53 million for 2004.

PAID OR CREDITED TO POLICYHOLDERS

This amount includes increases in policy liabilities, claims, surrenders, annuity and maturity payments, dividend and experience refund payments for risk-based products, but does not include payment amounts for fee-based products (ASO contracts and segregated funds).

In aggregate, $6.4 billion was paid or credited to policyholders in 2005. This compares with $6.7 billion in 2004.

OTHER

Included in other benefits and expenses are operating expenses and commissions, as well as premium taxes.

Other	For the three months ended December 31			For the twelve months ended December 31		
	2005	2004	% Change	**2005**	2004	% Change
Total expenses	**$ 242**	$ 263	-8%	**$ 973**	$ 990	-2%
Less: investment expenses	**7**	7	-	**24**	29	-17%
Operating expenses	**235**	256	-8%	**949**	961	-1%
Commissions	**171**	251	-32%	**751**	780	-4%
Financing charges	**38**	47	-19%	**173**	187	-7%
Premium taxes	**45**	47	-4%	**180**	176	2%
Total	**$ 489**	$ 601	-19%	**$ 2,053**	$ 2,104	-2%

Operating expenses for 2005 decreased $12 million compared to 2004 even though sales in Canada increased $631 million or 11% in the same period. This productivity improvement reflects the realization of synergies with the Canada Life operations evidencing both cost savings and business growth.

The decrease in commissions includes $51 million of net commissions paid to the Europe segment in 2005 compared to $134 million paid in 2004 primarily in connection with the reinsurance of acquisition costs associated with certain policies issued in Europe. The change in commission expense in the Europe segment reflects a corresponding increase.

Financing charges consists of interest on debentures and other borrowings, as well as distributions on preferred shares classified as liabilities.

INCOME TAXES

Income taxes for 2005 were $284 million compared to $202 million for 2004. The increase in income tax results from higher pre-tax income of $205 million compared to 2004.

BUSINESS UNITS – CANADA

GROUP INSURANCE

BUSINESS PROFILE

In Canada, the Company offers effective benefit solutions for large and small employee groups. Through its Canada Life subsidiary, the Company is a recognized leader in the creditor insurance business with over $1.4 billion in annual direct premium.

MARKET OVERVIEW

PRODUCTS AND SERVICES

The Company provides a full array of life, health and creditor insurance products that are distributed primarily through Group sales offices across the country.

MARKET POSITION	PRODUCTS AND SERVICES	DISTRIBUTION
• Employee benefits for more than 34,000 plan sponsors • 23% market share for employee/employer plans • Leading market share for creditor plans	**Life and Health** • Life • Disability • Critical illness • Accidental death & dismemberment • Dental plans • Expatriate coverage • Extended health care plans **Creditor** • Creditor life • Creditor disability • Creditor job loss • Creditor critical illness	• 108 account managers and sales staff located in 15 Group Offices • 108 Regional Employee Benefits Managers and Selectpac Specialists located in Resource Centres

COMPETITIVE CONDITIONS

There are three large group insurance carriers in Canada with significant market positions, led by the Company with a 23% market share. There are a number of other smaller companies operating nationally and several regional and niche companies including the Blue Cross organizations. The group insurance market is highly competitive. A strong market share position is essential to compete successfully in the Canadian group insurance market.

Within the small and mid-sized case markets, there are significant pricing pressures as employers seek to find ways to counter the inflationary costs of health care. Companies with low cost operations, extensive distribution networks, strong service capability and cost-containment product offerings have competitive advantage in these markets.

In the larger case market, while low cost is a factor, service excellence and cost-containment product innovations are most important. In this market, companies that can effectively develop and implement innovative products and efficient administrative processes through the use of new technologies to meet emerging client requirements will differentiate themselves and achieve competitive advantage.

2005 HIGHLIGHTS

- Net income to shareholders grew 16% to $294 million.
- Overall sales results grew by 6%.
- Expense gains related to the Canada Life acquisition, strong gains in the group health claims experience and positive investment income results contributed to the net income growth in 2005.

OPERATING RESULTS

Net income

In quarter
Net income attributable to common shareholders was $72 million, which represents an increase of 13% compared to the fourth quarter of 2004.

The results reflect improved group health morbidity experience, particularly in the long-term disability sub-line.

Expense gains improved on a quarter over quarter comparative basis due to lower operating expenses and higher expense recoveries. There was a deterioration in group life mortality experience, mainly due to higher than expected death claims. Interest gains also showed a slight deterioration.

Twelve months
Net income attributable to common shareholders was $294 million, which represents an increase of 16% compared to $253 million in 2004.

The results reflect improved group health morbidity. The medical, drug and dental sub-lines improved, particularly in the small and large case markets. As well, results improved in the small and large case long-term disability sub-lines, partially offset by a deterioration in the mid-sized long-term disability sub-line.

Expense gains improved over last year due to lower operating expenses and higher expense recoveries and interest gains improved on higher investment income. There was a deterioration in group life mortality experience, mainly due to higher than expected death claims.

Premiums and deposits and sales

Group Insurance - divisional summary

Premiums and deposits		For the three months ended December 31			For the twelve months ended December 31		
Business/Product		**2005**	2004	% Change	**2005**	2004	% Change
Small/mid-sized case		**$ 454**	$ 453	-	**$ 1,817**	$ 1,767	3%
Large case	- insured	**376**	374	1%	**1,553**	1,487	4%
	- ASO	**502**	474	6%	**1,955**	1,863	5%
	- creditor/direct marketing	**36**	37	-3%	**139**	135	3%
Sub-total		**1,368**	1,338	2%	**5,464**	5,252	4%
Premiums reinsured							
Small/mid-sized case		**(112)**	(128)	-13%	**(463)**	(472)	-2%
Large case	- insured	**(95)**	(90)	6%	**(393)**	(385)	2%
Net premiums		**$ 1,161**	$ 1,120	4%	**$ 4,608**	$ 4,395	5%

Sales		For the three months ended December 31			For the twelve months ended December 31		
Business/Product		**2005**	2004	% Change	**2005**	2004	% Change
Small/mid-sized case		**$ 57**	$ 57	-	**$ 183**	$ 174	5%
Large case	- insured	**38**	38	-	**78**	93	-16%
	- ASO	**20**	9	122%	**97**	47	106%
	- creditor/direct marketing	**6**	11	-45%	**40**	60	-33%
Total sales		**$ 121**	$ 115	5%	**$ 398**	$ 374	6%

In quarter

Total net premiums and deposits were $1,161 million, which is 4% higher than the fourth quarter of 2004. Excluding the impact of $207 million of premiums ceded under a bulk reinsurance agreement ($218 million in 2004), premiums and deposits increased 2% over the comparative period in 2004. Large case ASO premiums and deposits increased 6% resulting from strong sales in 2005.

Overall sales results in the quarter were up 5% compared to 2004. Large case ASO sales were higher mainly due to a large sale in the fourth quarter of 2005. Creditor direct/marketing sales were lower mainly due to a lower average case size in 2005 when compared to 2004.

Twelve months

Total net premiums and deposits were $4,608 million, which was $213 million or 5% greater than 2004.

The 2005 result is net of $856 million ($857 million in 2004) of premiums ceded under a bulk reinsurance agreement. Excluding the impact of premiums reinsured, premiums and deposits increased 4% over 2004, with growth in every case size.

Sales results improved 6% in 2005. The increase was due to improvements in the small/mid-sized and ASO markets and in particular in the ASO market from two large sales in 2005.

While recognizing that large case sales do fluctuate from year to year due to their size and frequency, the improvement in 2005 ASO sales was also due to continued improvement in the value proposition offered to large clients. The decrease in creditor/direct marketing was mainly due to one large sale in 2005 compared to two large sales in 2004.

OUTLOOK – GROUP INSURANCE

The Company is well positioned within the Canadian group insurance marketplace.

New technologies have created new opportunities for the Company to lower costs while improving its product and service offerings to plan sponsors and plan members.

The Company believes that its low cost position combined with its extensive distribution capability will enable the Company to capitalize on these new opportunities. Through the effective application of new technologies, the Company expects to achieve significant reductions in administration and claims adjudication costs, thereby enhancing its competitive advantage as a low cost producer.

As well, these new technologies will allow the Company to enhance services to its plan sponsors, plan members and advisors by offering them the ability to transact business and obtain benefit plan and health related information through the Internet.

Finally, as the costs of employee disability continue to gain the attention of plan sponsors, the Company has developed an array of expanded disability services that will support clients in the management of their plans. Early intervention programs and online disability management information services are available to meet these emerging client needs. These initiatives are intended to reduce claim costs in the future hence improving morbidity results.

INDIVIDUAL INSURANCE & INVESTMENT PRODUCTS

BUSINESS PROFILE

Individual Insurance & Investment Products (IIIP) consists of four distinct business lines: Individual Life Insurance, Living Benefits, Individual Retirement & Investment Services (IRIS) and Group Retirement Services. Products are distributed through Freedom 55 Financial™ and Great-West financial security advisors, Canada Life distribution partners, including managing general agents (MGAs), independent brokers and intercorporate agreements with other financial institutions.

The Company utilizes diverse, complementary distribution channels and enjoys leading market shares in all individual product lines.

The individual lines of business access the various distribution channels through distinct product labels offered by Great-West, London Life and Canada Life. Unique products and services meet the needs of each distribution channel, allowing the Company to maximize opportunities while minimizing channel conflict.

INDIVIDUAL INSURANCE

Through its Individual Insurance business line, the Company provides life, disability and critical illness products to individual clients.

RETIREMENT & INVESTMENT SERVICES

The Retirement & Investment Services business line provides accumulation and payout annuity products to both individual and group clients.

MARKET OVERVIEW

PRODUCTS AND SERVICES

The Company provides a full array of protection and savings products that are distributed through multiple sales channels. Products are marketed under the Great-West, London Life and Canada Life labels.

MARKET POSITION	PRODUCTS AND SERVICES		DISTRIBUTION
	Individual Insurance	**Retirement & Investment Services**	
• 25% market share of individual life insurance in-force premium • 31% market share of individual living benefits in-force premium • 31% market share of individual segregated funds • 34% market share of group segregated funds	**Individual Life Insurance** • Term life • Universal life • Participating life **Living Benefits** • Disability • Critical illness	**Products** • Segregated funds • Retirement savings plans • Non-registered savings programs • Deferred profit sharing plans • Defined contribution pension plans • Payout annuities • Deferred annuities • Investment management services only plans • Retirement income funds • Life income funds **Administrative Services** • Employee stock purchase and options plans • Incentive plans	• 1,610 Great-West financial security advisors • 2,999 Freedom 55 Financial™ financial security advisors • 2,073 Investors Group consultants • 6,334 independent advisors associated with 63 managing general agents • 1,219 independent advisors associated with 17 national accounts • 2,350 independent brokers and benefit consultants

- The Company offers 54 Freedom Funds™ to individual Freedom 55 Financial™ clients, 56 Generations™ Funds to individual Canada Life clients and 54 segregated funds to individual Great-West clients.

- Quadrus Investment Services (Quadrus) offers 43 mutual funds under the Quadrus Group of Funds™ brand and over 2,600 third party mutual funds. Mackenzie Financial Corporation, a member of the Power Financial Corporation group of companies, manages Quadrus Group of Funds' administrative platform.

COMPETITIVE CONDITIONS

The individual insurance, savings, and investments marketplace is highly competitive. The Company's competitors include mutual fund companies, insurance companies, banks, investment advisors, as well as other service and professional organizations. Competition focuses on service, technology, cost and variety of investment options, investment performance, product features, price, and financial strength, as indicated by ratings issued by nationally recognized agencies.

2005 HIGHLIGHTS

- Universal life sales growth exceeded 2004 by 50%, gaining momentum through the year.
- Group Retirement Services completed conversion of the Canada Life business to the London Life insurance platform with $5.3 billion in assets successfully converted in 2005 for a total of $12 billion converted since the acquisition.
- Sales of retail investment funds, including segregated funds and mutual funds, increased nearly 25% and contributed to asset growth of nearly 20%.

OPERATING RESULTS

Net income

In quarter

Net income attributable to common shareholders for the three months ended December 31, 2005 was $113 million, compared to $116 million in the fourth quarter of 2004. Individual Life net income was $79 million compared to $39 million in 2004. Living Benefits net income was $19 million compared to $13 million in 2004. IRIS net income was $8 million compared to $40 million in 2004, and Group Retirement Services net income was $7 million compared to $24 million in 2004.

The results include the impact of an actuarial reserve basis review. The review resulted in a strengthening of actuarial reserves in IRIS and Group Retirement Services in connection with mortality risks and asset/liability risks, and also resulted in a decrease in actuarial reserves in Individual Life and Living Benefits as a result of favorable asset/liability risks. In aggregate, the actuarial reserve basis review resulted in a net strengthening of actuarial reserves that reduced net income by approximately $10 million in the quarter.

In addition, the Individual Life results reflected new business strain from an increase in universal life sales. The Living Benefit results reflect unfavorable morbidity experience and lower new business strain due to lower sales. The IRIS and Group Retirement Services results reflect strong growth in fee income.

Net income attributable to participating policyholder was $23 million, $54 million less than in the fourth quarter of 2004.

Twelve months

Net income attributable to common shareholders was $514 million compared to $462 million in 2004. Individual Life net income was $220 million compared to $149 million in 2004. Living Benefits net income was $66 million compared to $60 million in 2004. IRIS net income was $141 million compared to $154 million in 2004. Group Retirement Services net income was $87 million compared to $99 million in 2004.

The actuarial reserve basis review in 2005 resulted in an increase of approximately $42 million to net income in 2005, compared to approximately $57 million in 2004, a decrease of $15 million.

In addition, the Individual Life results reflected favorable mortality experience, partly offset by new business strain resulting from an increase in universal life sales. The Living Benefit results reflect unfavorable morbidity experience, and lower new business strain due to lower sales. The IRIS and Group Retirement Services results reflect strong growth in fee income, and favorable mortality experience.

Net income attributable to participating policyholder is lower by $21 million year over year.

Premiums and deposits and sales

Individual Insurance & Investment Products - divisional summary

Premiums and deposits		For the three months ended December 31			For the twelve months ended December 31		
Business/Product		**2005**	2004	% Change	**2005**	2004	% Change
Life Insurance	- Participating	**$ 474**	$ 459	3%	**$ 1,791**	$ 1,751	2%
	- Non-participating	**128**	117	9%	**484**	454	7%
Living Benefits		**59**	54	9%	**231**	212	9%
Individual Retirement & Investment Services							
Risk-based products		**95**	101	-6%	**366**	289	27%
Segregated funds		**651**	547	19%	**2,586**	2,196	18%
Group Retirement Services							
Risk-based products		**167**	177	-6%	**610**	1,175	-48%
Segregated funds		**678**	692	-2%	**2,682**	4,062	-34%
Total premiums and deposits		**$ 2,252**	$ 2,147	5%	**$ 8,750**	$ 10,139	-14%

Sales		For the three months ended December 31			For the twelve months ended December 31		
Business/Product		**2005**	2004	% Change	**2005**	2004	% Change
Life Insurance	- Participating	**$ 23**	$ 22	5%	**$ 80**	$ 75	7%
	- Non-participating	**29**	22	32%	**92**	76	21%
Living Benefits		**11**	14	-21%	**45**	47	-4%
Individual Retirement & Investment Services							
Risk-based products		**208**	223	-7%	**788**	732	8%
Segregated funds		**795**	666	19%	**3,067**	2,598	18%
Securities (1)		**202**	123	64%	**731**	448	63%
Group Retirement Services							
Risk-based products		**78**	112	-30%	**228**	188	21%
Segregated funds		**214**	263	-19%	**735**	791	-7%
Securities (1)		**126**	362	-65%	**406**	610	-33%
Total sales		**$ 1,686**	$ 1,807	-7%	**$ 6,172**	$ 5,565	11%

(1) Includes mutual funds distributed by Quadrus Investment Services, stock incentive and mutual funds administered by GRS Securities Inc. and portfolio assets managed by Laketon Investment Management.

Assets under administration

Assets under administration

	December 31	
	2005	2004
Business/Product		
Individual Retirement & Investment Services		
Risk-based products	**$ 6,041**	$ 6,129
Segregated funds	**18,175**	15,759
Group Retirement Services		
Risk-based products	**5,846**	5,825
Segregated funds	**20,679**	18,699
Total assets under administration	**$ 50,741**	$ 46,412
Other plan assets (1)		
Business/Product		
Individual Retirement & Investment Services	**$ 3,310**	$ 2,174
Group Retirement Services	**7,001**	6,986
Total assets under administration and other plan assets		
Individual Retirement & Investment Services (1)	**$ 27,526**	$ 24,062
Group Retirement Services (1)	**$ 33,526**	$ 31,510

(1) Includes mutual funds distributed by Quadrus Investment Services, stock incentive and mutual funds administered by GRS Securities Inc. and portfolio assets managed by Laketon Investment Management.

INDIVIDUAL LIFE

In quarter

Individual life insurance sales were $52 million during the fourth quarter, which was $8 million or 18% higher than the fourth quarter of 2004. This was driven by exceptional large case sales in the independent channels and a renewed focus on life sales in the Company's exclusive channel. This includes an 88% increase in universal life sales over 2004, as the focus on this product line continues to drive success. All distribution channels exhibited significant universal life sales growth (63% or more) over 2004 in the quarter. Sales of both term and participating products increased marginally over fourth quarter 2004 levels. A 2005 price adjustment to term products and a dividend scale increase for participating products have kept the Company competitive.

Premiums and deposits on individual life products increased $26 million over the fourth quarter of 2004, highlighted by 9% growth in non-participating revenue premium. These results reflect both continued strong persistency and excellent sales momentum, particularly in the universal life product line.

Twelve months

Individual life insurance sales for the year were $172 million in 2005 or 14% higher than 2004. The key product driver of this increase was a 55% growth in universal life sales with all channels enjoying growth rates of 36% or more. Participating product sales were up 7% over 2004 due to strong large case results, and a renewed focus on life sales in the Company's exclusive channel. Term sales were flat versus 2004 results, reflecting strong price competition, particularly in the independent channel.

Premiums and deposits on individual life products were up $70 million to $2,275 million over 2005 with non-participating revenue premium exhibiting 7% growth over 2004 levels. Strong persistency and increasing universal life sales momentum were the primary drivers of these results.

LIVING BENEFITS

In quarter
Total living benefits sales were $11 million, 21% lower than in the fourth quarter of 2004. In the fourth quarter of 2004, the Company announced pricing increases effective January 1, 2005 in anticipation of higher costs in the reinsurance market. Although both Great-West and Canada Life increased rates and introduced enhanced critical illness products in the fourth quarter of 2004, clients could still purchase insurance products until the end of 2004 under the existing rate structure. This factor, combined with the announcement in the fourth quarter of 2004 of the discontinuation of one of Canada Life's critical illness products, led to a marked increase in critical illness insurance sales during the fourth quarter of 2004 as clients sought to obtain coverage prior to rate increases. As other carriers increased their rates to offset higher industry costs, critical illness sales returned to an expected level in 2005.

Total living benefits premiums were $59 million, 9% higher than the fourth quarter of 2004, evidencing strong persistency of disability and critical illness premiums.

Twelve months
Total living benefits sales were $45 million, 4% lower than during the comparable period in 2004. Sales of critical illness products were $20 million, 5% lower than 2004. Sales of disability insurance products were $25 million, 4% lower than 2004. In the fourth quarter of 2004, the Company announced pricing increases effective January 1, 2005 in anticipation of higher costs in the reinsurance market.

Total living benefits premiums were $231 million, 9% higher than during the comparable period in 2004, with growth in both disability and critical illness premiums.

INDIVIDUAL RETIREMENT & INVESTMENT SERVICES (IRIS)

In quarter
IRIS experienced a strong quarter highlighted by a 19% increase in segregated fund sales over 2004 due to a continuing strong Canadian investment market and expanded marketing efforts and sales support. Segregated fund assets increased by 3% in quarter to $18.2 billion at December 31, 2005, due in part to a strong increase in Canadian equity securities, evidenced by a 2.4% increase in the S&P TSX Composite Index in the quarter.

Premiums from risk-based products decreased 6% from the fourth quarter of 2004 due to strong payout annuity sales in late 2004. Sales were down 7% from 2004 due to decreased reinvestment activity on guaranteed savings products despite more competitive pricing. The strong equity markets, low interest rates and current consumer preference for income trusts have made guaranteed products less attractive.

Sales of mutual funds through Quadrus increased 64% over the same quarter in 2004. Mutual fund assets grew to over $3.3 billion at December 31, 2005, with $1.3 billion of that in the Quadrus Group of Funds.

Twelve months
Strong IRIS results were evidenced by an 18% increase in segregated fund sales over 2004. This increase reflects the acceptance of the product offering in the market place, a continuing strong Canadian investment market and expanded marketing efforts and sales support at Canada Life. Segregated funds assets increased by 15% or $2.4 billion over December 31, 2004; 11% due to market growth and 4% due to net cash flows.

The asset allocation approach and long-term growth strategy employed by the Company's investment fund business limits the exposure to significant withdrawals. This, coupled with increases in sales over 2004 from all distribution channels, resulted in strong net cash flow and segregated fund asset growth in 2005 that matched the growth rate for the mutual fund industry.

Sales of risk-based products increased 8% over 2004 and premium income increased 27% reflecting successful efforts to attract new money to the organization through more competitive pricing.

Mutual fund assets serviced by Quadrus-licensed investment representatives increased by 52% since December 31, 2004, while sales of mutual funds through Quadrus increased 63%. Effective January 1, 2005, the Company entered into a principal distribution agreement with Mackenzie Financial Corporation covering the distribution of the Quadrus Group of Funds.

GROUP RETIREMENT SERVICES

In quarter

Sales in the fourth quarter were down from 2004 for all product lines as positive momentum resulting from the conversion of Canada Life based assets to the London Life platform won't be realized until early 2006. Due to the attention paid to conversion activities, the Company gained fewer new cases in 2005 resulting in reduced premium income compared with 2004. Total assets, including segregated funds, risk-based assets and securities offered through GRS Securities Inc., increased by $0.5 billion in the fourth quarter to $33.5 billion at December 31, 2005.

Twelve months

Group Retirement Services converted the Canada Life block of business to the London Life insurance platform during the first half of 2005, which temporarily shifted some focus from sales. From January 2004 to May 2005, Group Retirement Services converted over $12 billion in assets to the London Life insurance platform and the new securities platform, including over $5 billion in 2005. Premiums and deposits in 2004 reflected the impact of converting a portion of the Canada Life securities business to the insurance platform. Excluding the securities-to-insurance conversion activity of $2.2 billion in 2004, premiums and deposits were up 9% over 2004 which highlights the quality of the in-force block of business.

OUTLOOK - INDIVIDUAL INSURANCE & INVESTMENT PRODUCTS

While most of the Company's business strategies are designed to meet the needs of a specific distribution channel, there are competitive and market needs that are common to all.

During 2005, the organization exceeded expectations for cost savings resulting from the Canada Life acquisition. In addition, an impressive array of new and enhanced products fueled the division's jump in revenue from new business. Product ingenuity included Quadrus Investment Services' Fusion offering, described as one of the most innovative in the industry by Investor Economics, an industry publication. In addition, the organization unveiled significant enhancements to its universal life products, which contributed to industry-leading growth in life insurance.

In the coming year, the IIIP division will continue to aggressively develop, price and market its comprehensive range of products in the face of tough competition.

The number of advisors the Company serves continues to grow through successful recruiting, wholesaling and professional development programs. In particular, advisors highly value the organization's national network of product and marketing specialists. The Company's mutual fund dealer, Quadrus, is also increasingly attractive to experienced investment representatives who wish to transfer business from their existing dealer.

The organization will continue to enhance products, services and tools in order to be the best place for advisors to do business. In 2006, clients will also benefit from the expanded product range and financial planning information, as well as online access to certain account information, and more robust reporting.

The IIIP business unit is well positioned to continue to serve the needs of advisors and clients.

EUROPE

The European segment is broadly organized along geographically defined market segments and offers protection and wealth management products and reinsurance. The segment is comprised of two distinct business units: Insurance & Annuities, which consists of operating divisions in the United Kingdom, Isle of Man, Republic of Ireland, and Germany; and Reinsurance, which operates primarily in the United States, Barbados and Ireland.

The Insurance & Annuities business is conducted through Canada Life and its subsidiaries. The Reinsurance business is conducted through Canada Life, LRG, and their subsidiaries.

TRANSLATION OF FOREIGN CURRENCY

Foreign currency assets and liabilities are translated into Canadian dollars at the market rate at the end of the financial period. All income and expense items are translated at an average rate for the period.

The Company mitigates the volatility associated with the fluctuation of foreign currencies by using forward foreign currency contracts. The effect of these contracts, when utilized, has been reflected in the net effective rate. The rates used to translate foreign currency denominated items are:

Years ended December 31	Balance sheet	Operations	
	Assets & liabilities	Income & expenses	Net effective rate
United States dollar			
2005	**$1.17**	**$1.21**	**$1.2553**
2004	$1.20	$1.30	$1.3648
British pound			
2005	**$2.00**	**$2.21**	**$2.3272**
2004	$2.31	$2.38	$2.3238
Euro			
2005	**$1.38**	**$1.51**	**$1.6159**
2004	$1.63	$1.62	$1.6200

BUSINESS PROFILE

INSURANCE & ANNUITIES

The international operations of Canada Life and its subsidiaries are located primarily in Europe, and offer a focused portfolio of protection and wealth management products and related services mainly in the United Kingdom, Isle of Man, Republic of Ireland and Germany.

The core products offered in the United Kingdom are payout annuities, savings and group insurance. These products are distributed through independent financial advisors and employee benefit consultants. The Isle of Man operation provides savings and individual protection products that are sold through independent financial advisors in the United Kingdom and in other selected territories.

The core products offered in Ireland are individual insurance and savings and pension products. These products are distributed through independent brokers and a direct sales force. The German operation focuses on pension products that are distributed through independent brokers.

Canada Life has continued to increase its presence in its defined market segments by focusing on the introduction of new products and services, enhancement of distribution capabilities and intermediary relationships.

REINSURANCE

The Company's reinsurance business is comprised of operations in the United States, Barbados and Ireland.

In the United States, the Company's reinsurance business is carried on through the U.S. branch of Canada Life, through a subsidiary of LRG (London Life Reinsurance Company), and, commencing in 2005, through a subsidiary of GWL&A (Great-West Life & Annuity Company of South Carolina, or GWSC). This subsidiary was created in 2005 in conjunction with the establishment of a new long-term letter of credit facility to meet the Company's U.S. statutory Regulation XXX reserve requirements relating to its life reinsurance business. In 2005, the U.S. branch of Canada Life retroceded to GWSC most of its Regulation XXX business.

In Barbados, the Company's reinsurance business is carried on primarily through three subsidiaries of LRG (London Life and Casualty Reinsurance Corporation, London Life and Casualty (Barbados) Corporation, and London Life International Reinsurance Corporation).

In Ireland, the Company's reinsurance business is carried on through a subsidiary of LRG (London Life & General Reinsurance Co. Ltd), and through a subsidiary of Canada Life (Canada Life International Re Limited).

The Company's business includes both reinsurance and retrocession business transacted directly with clients or through reinsurance brokers. As a retrocessionaire, the Company provides reinsurance to other reinsurers to allow those companies to spread their insurance risk.

The product portfolio offered by the Company includes life, annuity and property and casualty reinsurance, provided on both a proportional and non-proportional basis.

In addition to providing reinsurance products to third parties, the Company also utilizes internal reinsurance transactions between affiliated companies. These transactions are undertaken in order to better manage insurance risks relating to retention, volatility and concentration as well as to facilitate capital management for the Company and its subsidiaries and branch operations. These internal reinsurance transactions may produce benefits that are reflected in one or more of the Company's business segments.

MARKET OVERVIEW

PRODUCTS AND SERVICES

The Company provides protection and wealth management products that are distributed primarily through independent sales channels.

MARKET POSITION	PRODUCTS AND SERVICES	DISTRIBUTION
Insurance & Annuities **U.K. and Isle of Man** • Among the top 20 life insurance companies operating in U.K. • A market leader, with 29% share of the group life market • Second in the group income protection market with 17% share • A top provider of offshore single premium investment product into the U.K., with 13% market share • Among the top four insurers in payout annuities, with 8% market share **Ireland** • 6% of Irish life assurance market • Among the top seven insurers by new business market share **Germany** • Among the top five in the broker unit linked market • 1.4% market share in the German market	**Insurance & Annuities** **Wealth management** • Pensions • Savings • Payout annuities **Group Insurance** • Life insurance • Disability • Critical illness **Individual Insurance** • Life insurance • Disability • Critical illness	**Insurance & Annuities** **U.K. and Isle of Man** • Independent financial advisors • Employee benefit consultants **Ireland** • Independent brokers and direct sales force **Germany** • Independent brokers

MARKET POSITION	PRODUCTS AND SERVICES	DISTRIBUTION
Reinsurance • Among the top ten life reinsurers in the U.S. by assumed business • Niche position in property and casualty and annuity business	**Reinsurance** **Life** • Yearly renewable term • Co-insurance **Property and Casualty** • Catastrophe **Annuity**	**Reinsurance** • Independent reinsurance brokers • Direct placements

COMPETITIVE CONDITIONS

United Kingdom and Isle of Man

In the United Kingdom, the Company holds strong positions in several product focused markets with particular strength in the payout annuity, offshore savings, group life and income protection markets. Insurance and wealth management products are sold primarily through independent financial advisors. In order to compete with other products carried by these independent advisors, the Company must maintain competitive product design and pricing, distribution compensation and service levels.

Canada Life was awarded a four star rating in the 2005 Financial Advisor Service Awards. This places Canada Life among the top 15 service providers in the investment arena, recognizing the Company's continuing commitment to service excellence.

Republic of Ireland
The life insurance market in Ireland is very mature with one of the highest penetration rates in the world. The larger companies hold a significant share of the market. The Company operates in all segments of the market, and focuses on higher margin products including pensions and single premium savings business. Canada Life is the seventh largest life insurance operation in Ireland as measured by new business market share. Investment in product development infrastructure and systems is critical to continued sales growth and retention of in-force business.

Germany
In 2005, the German market suffered from the after effects of the surge in business relating to the tax concessions granted at the end of 2004. Despite the decline in the unit-linked pensions market in 2005, Canada Life has continued to increase its market share. The Company has established itself in the German market as a provider of innovative fund-based products for pensions as well as disability and critical illness products. During 2005, the Company improved its product suite with particular focus on non-guaranteed unit-linked pensions. The Company is among the top five in the broker unit-linked market in spite of further new entrants to this sector. The Company focused successfully on sales of occupational pensions, disability and critical illness products in 2005.

Reinsurance
In the U.S. life reinsurance market, some major direct writers have sought alternative solutions to manage their U.S. Regulation XXX reserving requirements and, as a result, have reduced the amount of life insurance business that they cede to reinsurers. Despite slower industry growth, the Company has achieved strong new business results and increased its market share, by leveraging its financial strength, creative product solutions and strong client relationships.

Pricing in the property catastrophe retrocession market remained steady in 2005 following the hurricane activity of the previous year. More recently, pricing for 2006 renewals has improved sharply in response to significant industry losses from hurricane damage.

2005 HIGHLIGHTS

- The Company purchased a payout annuity block of business in the U.K.
- Shareholder net income increased $43 million, up 12% over 2004.
- Premiums and deposits increased by $1,406 million from 2004 levels, to $10,604 million.
- The Company continues to rationalize its presence in certain international locations. In 2004, the group business in Bermuda was sold. The balance of the Bermuda business and Brazil operations were sold effective July 31, 2005 and October 18, 2005, respectively.

PURCHASE OF THE PAYOUT ANNUITIES BLOCK IN UNITED KINGDOM

In the second quarter, the Company announced that its United Kingdom subsidiary, Canada Life Limited, had reached an agreement to acquire the payout annuity business of Phoenix and London Assurance Limited ("Phoenix and London"), a unit of The Resolution Life Group in the United Kingdom. Under the terms of the transaction, the Company assumed a block of payout annuity liabilities and assets with a corresponding value. The transfer of business to the Company was carried out and approved by the court, with effect from December 31, 2005.

Effective July 1, 2005, the Company reinsured the business and assumed management of the investments. During the year, the contribution from this block to the Company's net income was positive, in line with expectations for mortality and investment experience. The addition of this block of business also increased general fund assets and policy liabilities by approximately $4.4 billion (£2.2 billion).

Selected consolidated financial information - Europe

	For the three months ended December 31			For the twelve months ended December 31		
	2005	2004	% Change	**2005**	2004	% Change
Total premiums and deposits	**$ 3,672**	$ 2,552	44%	**$ 10,604**	$ 9,198	15%
Fee and other income	**109**	132	-17%	**491**	400	23%
Paid or credited to policyholders	**2,628**	1,889	39%	**7,643**	6,524	17%
Net income - common shareholders	**122**	111	10%	**399**	356	12%
Total assets				**$ 25,638**	$ 21,114	21%
Segregated funds assets				**19,296**	17,755	9%
Total assets under administration				**$ 44,934**	$ 38,869	16%

Consolidated operations

	For the three months ended December 31		For the twelve months ended December 31	
	2005	2004	**2005**	2004
Income:				
Premium income	**$ 2,521**	$ 1,761	**$ 7,144**	$ 6,122
Net investment income	**320**	270	**1,149**	1,022
Fee and other income	**109**	132	**491**	400
Total income	**2,950**	2,163	**8,784**	7,544
Benefits and expenses:				
Paid or credited to policyholders	**2,628**	1,889	**7,643**	6,524
Other	**191**	148	**659**	593
Amortization of finite life intangible assets	**-**	1	**4**	5
Net operating income before income taxes	**131**	125	**478**	422
Income taxes	**6**	12	**68**	63
Net income before non-controlling interests	**125**	113	**410**	359
Non-controlling interests	**3**	2	**11**	3
Net income - common shareholders	**122**	111	**399**	356

NET INCOME

Net income - common shareholders	For the three months ended December 31			For the twelve months ended December 31		
	2005	2004	% Change	2005	2004	% Change
Insurance & Annuities	$ 102	$ 83	23%	$ 337	$ 268	26%
Reinsurance	20	28	-29%	62	88	-30%
	$ 122	$ 111	10%	$ 399	$ 356	12%

Net income attributable to common shareholders for the three months ended December 31, 2005 increased $11 million or 10% to $122 million compared to the same period in 2004. Strong growth in Insurance & Annuities was partly offset by a decrease in Reinsurance which reflects a provision for expected losses arising from hurricane damage.

Net income attributable to common shareholders for the twelve months ended December 31, 2005 increased $43 million or 12% to $399 million compared to 2004 results.

PREMIUMS AND DEPOSITS AND SALES

Premiums and deposits	For the three months ended December 31			For the twelve months ended December 31		
Business/Product	2005	2004	% Change	2005	2004	% Change
UK / Isle of Man	$ 1,367	$ 974	40%	$ 4,512	$ 4,273	6%
Ireland / Germany	392	398	-2%	1,378	1,246	11%
International	7	11	-36%	32	63	-49%
Insurance & Annuities	$ 1,766	$ 1,383	28%	$ 5,922	$ 5,582	6%
Reinsurance	1,906	1,169	63%	4,682	3,616	29%
Total premiums and deposits	$ 3,672	$ 2,552	44%	$ 10,604	$ 9,198	15%
Summary by Type						
Risk-based products	$ 2,521	$ 1,761	43%	$ 7,144	$ 6,122	17%
Segregated funds deposits						
Individual products	1,151	791	46%	3,460	3,074	13%
Group products	-	-	-	-	2	-
Total premiums and deposits	$ 3,672	$ 2,552	44%	$ 10,604	$ 9,198	15%

Sales	For the three months ended December 31			For the twelve months ended December 31		
Business/Product	2005	2004	% Change	2005	2004	% Change
UK / Isle of Man	$ 1,105	$ 768	44%	$ 3,464	$ 3,224	7%
Ireland / Germany	213	326	-35%	769	780	-1%
International	-	3	-	-	24	-
Insurance & Annuities	$ 1,318	$ 1,097	20%	$ 4,233	$ 4,028	5%
Reinsurance	1,829	1,111	65%	4,394	3,399	29%
Total sales	$ 3,147	$ 2,208	43%	$ 8,627	$ 7,427	16%

Premiums and deposits for the fourth quarter of 2005 increased $1,120 million or 44% to $3,672 million, while sales increased $939 million to $3,147 million, compared to the same quarter last year. The results reflect strong sales of savings products in United Kingdom/Isle of Man, pension products in Ireland and Germany, and life reinsurance in LRG.

Premiums and deposits for the twelve months ended December 31, 2005 increased $1,406 million or 15% to $10,604 million, while sales increased $1,200 million to $8,627 million, compared to 2004. The results reflect primarily strong sales of payout annuity and savings products in the United Kingdom, savings products in the Isle of Man, pension products in Ireland and Germany, and life reinsurance in LRG.

The year-over-year strengthening of the Canadian dollar against the US dollar, the British pound and the euro had a mitigating effect on results.

NET INVESTMENT INCOME

Net investment income	For the three months ended December 31			For the twelve months ended December 31		
	2005	2004	% Change	**2005**	2004	% Change
Investment income earned	**$ 286**	$ 248	15%	**$ 1,005**	$ 941	7%
Amortization of gains and losses	**37**	24	54%	**157**	95	65%
Provision for credit losses	**-**	-		**-**	(1)	
Gross investment income	**323**	272	19%	**1,162**	1,035	12%
Less: investment expenses	**3**	2	50%	**13**	13	0%
Net investment income	**$ 320**	$ 270	19%	**$ 1,149**	$ 1,022	12%

Net investment income for the three months ended December 31, 2005 increased $50 million or 19% from the same period last year, primarily due to asset growth pertaining to the Phoenix and London acquisition.

For the twelve months ended December 31, 2005, net investment income increased $127 million or 12% from a year ago, primarily due to asset growth pertaining to the Phoenix and London acquisition partially offset by the commutation of certain reinsurance contracts.

FEE INCOME

In addition to providing traditional risk-based insurance products, the Company also provides certain products on a fee for service basis. The most significant of these products are segregated funds, for which the Company earns investment management and other fees.

Fee income	For the three months ended December 31			For the twelve months ended December 31		
	2005	2004	% Change	**2005**	2004	% Change
Segregated funds and other fees	**$ 109**	$ 132	-17%	**$ 491**	$ 400	23%

For the three months ended December 31, 2005, fee income decreased $23 million or 17%, primarily due to a large, one-time surge in business in 2004 related to a change in personal tax legislation for certain pension products in Germany.

For the twelve months ended December 31, 2005, fee income increased $91 million or 23%, to $491 million. The solid performance reflects the strong growth of segregated fund business in the United Kingdom and Ireland/Germany, as well as improved equity market performance.

PAID OR CREDITED TO POLICYHOLDERS

This amount includes increases in policy liabilities, claims, surrenders, annuity and maturity payments, dividend and experience refund payments for risk-based products, but does not include payment amounts for fee-based products (segregated funds).

In aggregate, $7.6 billion was paid or credited to policyholders in the twelve months ended December 31, 2005, compared to $6.5 billion a year ago. The results primarily reflect strong business growth in Insurance & Annuities, increased annuity payments related to the acquired block of business from Phoenix and London, and commutations of certain reinsurance contracts in LRG.

INCOME TAX

Income taxes for the three and twelve month periods ended December 31, 2005 were $6 million ($12 million in 2004) and $68 million ($63 million in 2004), respectively. Income taxes in 2005 were lower for the quarter, primarily reflecting increased pre-tax income in 2005 offset by benefits arising from a reorganization of business carried on in London Life & General Reinsurance Co. Ltd.

Income taxes in 2005 were higher for the year driven by pre-tax income in different jurisdictions and increased pre-tax income in 2005. This was partly offset by the benefits arising from a reorganization of business carried on in London Life & General Reinsurance Co. Ltd.

OTHER

Included in other benefits and expenses are operating expenses, commissions, as well as premium taxes.

Other

	For the three months ended December 31			For the twelve months ended December 31		
	2005	2004	% Change	**2005**	2004	% Change
Total expenses	**$ 91**	$ 79	15%	**$ 347**	$ 340	2%
Less: investment expenses	**3**	2	50%	**13**	13	-
Operating expenses	**88**	77	14%	**334**	327	2%
Commissions	**102**	67	52%	**309**	237	30%
Premium taxes	**1**	4	-75%	**16**	29	-45%
Total	**$ 191**	$ 148	29%	**$ 659**	$ 593	11%

For the three months ended December 31, 2005, operating expenses increased $11 million when compared to the same period in 2004, primarily reflecting non-recurring litigation and redundancy costs. The increase in commissions includes $4 million of net commission payments received from the Canada segment primarily in connection with the reinsurance of acquisition costs associated with certain policies issued in Europe. Commission expense in the Canada segment is increased by a corresponding amount.

For the twelve months ended December 31, 2005, operating expenses increased $7 million when compared to the same period in 2004 for the same reasons as noted for the fourth quarter. The increase in commissions includes $51 million net commission payments received from the Canada segment in 2005 compared with $134 million received in 2004, primarily in connection with the reinsurance of acquisition costs associated with certain policies issued in Europe. Commission expense in the Canada segment is increased by a corresponding amount.

Premium taxes decreased $13 million when compared to prior year, primarily due to higher taxes in 2004 in the participating account in the United Kingdom.

BUSINESS UNITS – EUROPE

INSURANCE & ANNUITIES

Net income

In quarter
Net income attributable to common shareholders increased $19 million, or 23% to $102 million compared to the fourth quarter of 2004 primarily driven by strong business growth in Europe, favourable mortality experience and earnings accretion from the acquired payout annuities from Phoenix and London.

Twelve months
Net income attributable to common shareholders increased $69 million, or 26% to $337 million compared to the twelve months ended December 31, 2004 driven by strong business growth in Europe, favourable mortality and morbidity experience, earnings accretion from the acquired payout annuities from Phoenix and London, and stronger investment gains resulting in lower reserve requirements in connection with investment fund guarantees.

Improved operational efficiencies and equity market performance also contributed to this strong performance.

Premiums and deposits and sales

In quarter
Premiums and deposits increased $383 million or 28%. The increase reflects higher segregated fund premiums on savings products in the United Kingdom/Isle of Man and pension products in Ireland and Germany.

Sales increased by $221 million or 20% compared to the fourth quarter of 2004. Strong sales growth in savings products in the United Kingdom/Isle of Man and pension products in Ireland were partially offset by weaker sales in Germany. The decrease in Germany reflects a weakening in market demand following the surge in business in 2004 caused by changes to the taxation of pension products.

Twelve months
Premiums and deposits increased $340 million or 6%. The increase reflects higher segregated fund premiums on savings products in the United Kingdom/Isle of Man, payout annuities in the United Kingdom and pension products in Ireland and Germany.

Sales increased by $205 million or 5% compared to the twelve months ended in 2004 for the same reasons as the three month period, as well as strong growth in payout annuities in the United Kingdom.

The year-over-year change in premiums and deposits and sales was negatively affected by the strengthening of the Canadian dollar against the British pound and euro. The average translation rate for the British pound was $2.21 ($2.38 in 2004) and the euro was $1.51 ($1.62 in 2004).

OUTLOOK – INSURANCE & ANNUITIES
In 2005, the Company grew each of its product focused positions profitably, building on the review of its businesses in Europe undertaken in 2004. To support its strategy of a "multi-niche" European business, Canada Life acquired a £2.2 billion ($4.4 billion) portfolio of payout annuities from Phoenix and London. This major acquisition strengthens the U.K. payout annuity business, leverages a superior investment capability and leads to greater economies of scale, enabling the Company to grow and compete successfully and more profitably in the future.

In addition, the European Integration Program was launched in 2005 to build an effective platform for future growth. The program will foster greater collaboration in Europe by integration and sharing of services, processes, practices and people through leveraging and re-using resources across the different lines of business. The program is expected to assist the Company by improving its margins across multiple lines of business through greater efficiencies and reducing costs.

The Company continues to look for further opportunities to capitalize on the strong positions in its core businesses and to expand its distribution capabilities.

United Kingdom/Isle of Man – Overall, there was strong performance in all key business areas. Payout annuity sales grew significantly in 2005 and the business was strengthened by the Phoenix and London acquisition. The wealth management businesses also exhibited strong growth over 2004 as a result of an increased focus on building a quality distribution capability and an excellent product portfolio combined with a favourable investment marketplace in 2005. The group business continued to expand with increased sales over 2004 and strong underlying profitability notwithstanding the claims paid as a result of the natural disaster in the Far East and the July terrorist attack in London.

The U.K. will continue to focus on building market share and expanding its core businesses of payout annuities, wealth management and group insurance through competitive pricing, enhanced value proposition, expanded distribution capability and investment in systems. In addition, the Company will continue to focus on increasing market share in the small and mid-sized case market segments of its group business.

Ireland/Germany – In Ireland, there was strong sales performance in pensions in 2005, and the Company will continue to leverage its strong presence in the pensions market in 2006. The Irish economy and wealth management market is likely to remain buoyant in the coming year. This is expected to be partially driven by the maturing of a government subsidized savings program which will result in more funds being available in the market place. The emphasis in 2006 will be on expanding distribution capabilities, including strengthening intermediary relationships and recruiting in the direct sales force.

In 2005, the German market declined following the surge of business in 2004 brought about by changes to the taxation of pensions products. Evidence of a recovery began to emerge in late 2005 and it is expected that this gradual recovery will continue into 2006. In addition, the German market has relatively low levels of insurance penetration. This factor combined with reductions in the state pension provision create a significant growth potential in the German market particularly towards fund-based products.

During 2005, the Company strengthened its annuity and insurance product offerings, including a major revision to its unit-linked non-guaranteed pension product. In 2006, particular focus will be on occupational pensions as this is expected to be the fastest growing product segment, as well as continued focus on its other core unit-linked pensions, disability and critical illness products. The Company is now positioned with a full product suite to take advantage of the recovering market conditions.

International – In 2005, the Company completed the sale of the Brazil and the balance of the Bermuda operations. This is in keeping with our strategy to focus on core businesses.

REINSURANCE

Net income

In quarter
Net income for the Reinsurance business unit was $20 million, a decrease of $8 million from the fourth quarter of 2004. The results for 2005 and 2004 were affected by a number of significant items.

The 2005 results were impacted negatively by a provision for expected losses arising from hurricane damage ($13 million) and an increase in life reinsurance mortality reserves ($51 million).

During the fourth quarter, the Company reorganized its reinsurance operations. A block of life reinsurance business was transferred from Canada Life to a subsidiary of GWL&A in connection with the establishment of a new long term letter of credit facility resulting in a benefit of $29 million. In addition, a tax benefit of $16 million was recognized from the reorganization of business in London Life & General Reinsurance Co. Ltd.

In the fourth quarter of 2004, results were impacted positively by the reinsurance of a block of segregated fund policies from London Life to London Life and Casualty Reinsurance Corporation ($34 million), more than offset by unfavourable experience in certain property and casualty contracts.

Other sources of earnings contributed $29 million to 2005 earnings in the quarter, compared to $39 million in 2004. The 2005 results reflect lower margins in LRG and weaker mortality experience in the life reinsurance business.

Twelve months
Net income for the Reinsurance business unit was $62 million, a decrease of $26 million from 2004. The results for 2005 and 2004 were affected by a number of significant items.

The 2005 results were impacted negatively by a provision for expected losses arising from hurricane damage ($43 million) and an increase in life reinsurance mortality reserves ($51 million). The 2005 results also reflect the release of provisions held in connection with 9/11 claims ($19 million).

In the year, the Company reorganized its reinsurance operations. A block of life reinsurance business was transferred from Canada Life to a subsidiary of GWL&A in connection with the establishment of a new long term letter of credit facility resulting in a benefit of $29 million. In addition, a tax benefit of $16 million was recognized from the reorganization of the Company's business in London Life & General Reinsurance Co. Ltd.

In 2004, results were impacted positively by the reinsurance of a block of segregated fund policies from London Life to London Life and Casualty Reinsurance Corporation ($34 million), more than offset by unfavourable experience in certain property and casualty contracts.

Other sources of earnings contributed $71 million to 2005 earnings compared to $115 million in 2004. The 2005 results reflect lower margins in LRG. In addition, higher traditional life business volumes in Canada Life Reinsurance resulted in higher new business strain. Results also reflected weaker mortality experience in the life reinsurance business.

Premiums and deposits and sales

In quarter

Premiums and deposits for the Reinsurance business unit were $1,906 million, an increase of $737 million or 63% over the three months ended December 31, 2004. Sales were $1,829 million, an increase of $718 million or 65% over the same period in 2004. This primarily reflects sales of a few large in-force life reinsurance arrangements and the commutations and renegotiations of certain reinsurance contracts by LRG.

Twelve months

Premiums and deposits for the Reinsurance business unit were $4,682 million, an increase of $1,066 million or 29% over the twelve months ended December 31, 2004. Sales were $4,394 million, an increase of $995 million or 29%. The increase in premiums and deposits and sales is due to the same reasons as the three months period.

The year-over-year strengthening of the Canadian dollar against the US dollar had an adverse effect on results.

OUTLOOK – REINSURANCE

The U.S. life reinsurance industry is expected to grow modestly as cession rates stabilize. The reserving requirements imposed by U.S. Regulation XXX have caused a number of life reinsurers to develop cost effective long-term solutions that, depending on pricing, may offer insurers an alternative to developing an in-house approach. The Company expects continued growth in this line, building on the complementary strengths of Canada Life and LRG in innovative product solutions and strong client relationships.

Pricing in the property catastrophe retrocession market is expected to remain strong as the industry recovers from the 2005 hurricane season and reflects higher modelled losses, driven by both higher expected frequencies and severity of catastrophe losses. The increased risks are also being reflected in rating agency stress testing, which may require industry players to increase capital in order to maintain their ratings. These factors may also lead to revived interest in non-traditional reinsurance and retrocession covers in the coming year.

UNITED STATES

The United States operating results for Lifeco include the results of GWL&A and the results of the insurance businesses in the United States branches of Great-West and Canada Life, together with an allocation of a portion of Lifeco's corporate results.

BUSINESS PROFILE

HEALTHCARE

GWL&A is a national employee benefits provider with expertise in self-funding and creative health care management solutions. The Company is an industry leader in self-funded solutions for companies with less than 200 employees. GWL&A provides employers in the United States with a comprehensive line of employee benefit products and services, including health plans, flexible spending account administration, dental and vision plans, life insurance benefits, and short and long-term disability coverage. Products offered include traditional and managed care plan designs, consumer-driven health plans and tiered benefit options. The Company's products include state-of-the-art cost and care management procedures, as well as comprehensive networks that help ensure quality health care.

While the Company continues to reduce its focus on its HMO products in most markets, Great-West Healthcare Consumer Advantage^{sm}, a consumer-driven tiered benefits product, has continued its success. This first-to-market consumer-driven PPO provides employers with a more affordable option than a traditional plan design and engages employees in health care decisions.

The Company's disease management programs focus on asthma, cancer, diabetes, emphysema, heart disease, end stage renal disease, chronic pain and premature births. These programs benefit employers and members by reducing hospitalization costs, employee absences and increasing productivity. Great-West Healthcare contracts with CorSolutions, Inc., the nation's leading provider of health intelligence solutions for many of these programs. CorSolutions assists with data analysis, risk assessment and predictive modeling for client groups and provides an interactive health and wellness web site for members.

Products and services are distributed through field sales staff located in group sales offices across the United States and through arrangements with third-party administrators (TPAs).

FINANCIAL SERVICES

GWL&A provides an array of financial security products, including employer-sponsored defined contribution retirement plans and defined benefit plans for certain market segments. Solid partnerships with government plan sponsors helped the Company maintain its position as the largest provider of services to state defined contribution plans, with 14 of 50 state clients as well as the government of Guam. It also provides annuity and life insurance products for individuals, families and corporate executives. Through its FASCore subsidiary, it offers private-label recordkeeping and administrative services for other providers of defined contribution plans.

MARKET OVERVIEW

PRODUCTS AND SERVICES

The Company provides a focused product offering that is distributed through a variety of channels.

MARKET POSITION	PRODUCTS AND SERVICES	DISTRIBUTION
Healthcare • 2,025,000 medical members • Provides life, health and disability insurance products for almost 5,200 employers	**Healthcare** • Self funded medical plans • Medical stop-loss: aggregate and specific • Consumer driven health models: health reimbursement accounts (HRA), health savings accounts (HSA), tiered PPO • Pharmacy • Flexible Spending Accounts (FSA) • HMO, PPO, POS • Ancillary products Long and short term disability insurance Life and ADD insurance Dental and vision coverage	**Healthcare** • 368 sales and service staff • 16 regional offices • Joint ventures with and acquisitions of third-party administrators (TPAs)

MARKET POSITION	PRODUCTS AND SERVICES	DISTRIBUTION
Financial Services • One of the ten largest defined contribution recordkeepers in the country, providing services to 2,767,000 participants • Significant market share in state and government deferred compensation plans	**Financial Services** **Retirement Services** • Enrollment services, communication materials, investment options and education services to employer-sponsored contribution plans • Comprehensive administrative and recordkeeping services for financial institutions and employer-sponsored defined contribution plans. **Individual Markets** • Business-owned life insurance (BOLI) marketing products and customer services targeting the general corporate and financial institution benefit plan markets • Simple and transactional individual term insurance products for institutional markets	**Financial Services** • 287 pension consultants, representatives and service personnel serving the retirement services market • FASCore provides recordkeeping and administrative services through institutional partners • Marketing agreements are used with financial institutions to distribute individual life insurance • Clark Consulting distributes business-owned life insurance products (BOLI) • Charles Schwab & Co. Inc. distributes individual life insurance and annuities

COMPETITIVE CONDITIONS

Healthcare

The employee benefits industry is highly competitive. The marketplace creates pricing pressures that encourage employers to seek competitive bids each year. Although most employers are looking for affordably priced employee benefits products, they also want to offer product choices as employee needs differ. In many cases it is more cost-effective and efficient for an employer to contract with a carrier such as GWL&A that offers multiple product lines and centralized administration. In addition to price, there are a number of other factors that influence employer decision-making. These factors include: quality of services; size, cost-effectiveness and quality of provider networks; product responsiveness to customers' needs; cost-containment services; and the effectiveness of marketing and sales.

Financial Services
The life insurance, savings, and investments marketplace is competitive. The Company's competitors include mutual fund companies, insurance companies, banks, investment advisors, and certain service and professional organizations. No one competitor or small number of competitors is dominant. Competition focuses on service, technology, cost, variety of investment options, investment performance, product features, price, and financial strength as indicated by ratings issued by nationally recognized agencies.

2005 HIGHLIGHTS

- Net income for the year ended December 31, 2005 in US dollars increased 14% over the same period in 2004.
- During the fourth quarter of 2004, the Company converted its pharmacy business to Express Scripts, Inc. which resulted in more competitive pricing and increased pharmaceutical options in 2005. Revenue recognized related to pharmacy benefits in 2005, exclusive of currency translation impacts, increased 20% as compared to 2004.
- 77% membership increase in the specialty risk segment to 361,000 members through the successful expansion into the TPA distribution channel.
- Financial Services integrated EMJAY Retirement Plan Services into core operations during 2005.
- Advised Assets Group (AAG) successfully rolled out Reality Investing, a program that expands AAG's participant level advice tool into a suite of investment advisory services to 401(k) plans.

Selected consolidated financial information - United States

	For the three months ended December 31			For the twelve months ended December 31		
	2005	2004	% Change	**2005**	2004	% Change
Total premiums and deposits	**$ 2,437**	$ 2,509	-3%	**$ 10,915**	$ 10,358	5%
Fee and other income	**294**	294	-	**1,169**	1,191	-2%
Paid or credited to policyholders	**555**	608	-9%	**3,362**	2,310	46%
Net income - common shareholders	**161**	166	-3%	**606**	636	-5%
Total assets				**$ 27,334**	$ 27,473	-1%
Segregated funds assets				**17,008** (1)	16,820	1%
Total assets under administration				**$ 44,342**	$ 44,293	-

(1) The Company's segregated funds offer mutual funds or other investment options that purchase guaranteed annuity contracts issued by the Company. As of December 31, 2005, such investments had been made in the guaranteed interest annuity contracts in the amount of $440 million. As the general account investments are also included in the segregated funds account balances, the Company has reduced the segregated fund account balances by $373 million to avoid overstatement of customer account values under management.

Consolidated operations

	For the three months ended December 31		For the twelve months ended December 31	
	2005	2004	**2005**	2004
Income:				
Premium income	**$ 440**	$ 449	**$ 2,769**	$ 1,667
Net investment income	**344**	420	**1,467**	1,710
Fee and other income	**294**	294	**1,169**	1,191
Total income	**1,078**	1,163	**5,405**	4,568
Benefits and expenses:				
Paid or credited to policyholders	**555**	608	**3,362**	2,310
Other	**291**	306	**1,191**	1,294
Net operating income before income taxes	**232**	249	**852**	964
Income taxes	**75**	81	**245**	317
Net income before non-controlling interests	**157**	168	**607**	647
Non-controlling interests	**(4)**	2	**1**	11
Net income - common shareholders	**161**	166	**606**	636

NET INCOME

Net income - common shareholders

	For the three months ended December 31			For the twelve months ended December 31		
	2005	2004	% Change	**2005**	2004	% Change
Healthcare	**$ 62**	$ 73	-15%	**$ 232**	$ 265	-12%
Financial Services	**88**	92	-4%	**356**	368	-3%
Corporate	**11**	1	-	**18**	3	-
	$ 161	$ 166	-3%	**$ 606**	$ 636	-5%
In millions US $	**$ 123**	$ 106	16%	**$ 459**	$ 403	14%

Consolidated net income of the United States segment for the three months ended December 31, 2005 was $161 million compared to $166 million for the same period in 2004. The slight decrease was primarily related to the change in the net effective currency rate as net income increased 16% in US dollars.

In the quarter, Healthcare net income increased 4% in US dollars due to higher morbidity and mortality gains combined with increased pharmacy benefit management revenue. Financial Services net income increased 16% in US dollars, due to a reduction in income tax liability related to the resolution of prior year tax issues, improved investment margins and increased fees somewhat offset by lower mortality.

The in-quarter income from Corporate increased by $10 million in Canadian dollars, mainly due to a reduction in policy reserves relating to a reinsurance transaction with the U.S. branch of Canada Life.

Consolidated net income, in US dollars, of the United States segment for the twelve months ended December 31, 2005 was $459 million, up $56 million or 14% from $403 million for 2004.

Healthcare net income increased 5% in US dollars due to improved aggregate claims experience. Financial Services net income increased 16% in US dollars due to improvements in both the Individual Markets and Retirement Services areas.

In addition to the contribution to earnings from Healthcare and Financial Services, a Corporate contribution of $14 million in US dollars, was mainly due to a reduction in policy reserves resulting from a reinsurance transaction.

PREMIUMS AND DEPOSITS AND SALES

Premiums and deposits	**For the three months ended December 31**			**For the twelve months ended December 31**		
Business/Product	**2005**	2004	% Change	**2005**	2004	% Change
Healthcare	**$ 1,532**	$ 1,559	-2%	**$ 6,410**	$ 6,357	1%
Financial Services	**905**	950	-5%	**4,505**	4,001	13%
Total premiums and deposits	**$ 2,437**	$ 2,509	-3%	**$ 10,915**	$ 10,358	5%
Summary by Type						
Risk-based products	**$ 440**	$ 449	-2%	**$ 2,769**	$ 1,667	66%
Self-funded premium equivalents (ASO contracts)	**1,348**	1,438	-6%	**5,580**	6,118	-9%
Segregated funds deposits						
Individual products	**59**	39	51%	**208**	231	-10%
Group products	**590**	583	1%	**2,358**	2,342	1%
Total premiums and deposits	**$ 2,437**	$ 2,509	-3%	**$ 10,915**	$ 10,358	5%
Total premiums and deposits US $	**$ 2,072**	$ 2,066	-	**$ 9,021**	$ 7,968	13%

Sales	**For the three months ended December 31**			**For the twelve months ended December 31**		
Business/Product	**2005**	2004	% Change	**2005**	2004	% Change
Healthcare	**$ 124**	$ 158	-22%	**$ 968**	$ 1,409	-31%
Financial Services	**324**	441	-27%	**1,563**	1,695	-8%
Total sales	**$ 448**	$ 599	-25%	**$ 2,531**	$ 3,104	-18%
Total sales US $	**$ 385**	$ 503	-23%	**$ 2,092**	$ 2,387	-12%

Consolidated premiums and deposits of the United States segment for the three months ended December 31, 2005 was relatively flat in US dollars over the same period in 2004.

Consolidated sales, in US dollars, of the United States segment for the three months ended December 31, 2005 were $385 million compared to $503 million in 2004. The majority of the decrease reflects a decline in Financial Services sales, while Healthcare sales were also down.

Premiums and deposits and sales were negatively impacted by the strengthening of the Canadian dollar against the US dollar.

Consolidated premiums and deposits of the United States segment for the twelve months ended December 31, 2005 increased $1,053 million in US dollars or 13% over the same period in 2004 and totalled $9,021 million. The increase is primarily attributable to increases in Retirement Services and a reduction in premiums ceded in 2005 compared to 2004 in the Healthcare business unit.

Consolidated sales of the United States segment for the twelve months ended December 31, 2005 were $2,092 million compared to $2,387 million in 2004 in US dollars. The 12% decrease is primarily related to Healthcare sales decreasing $283 million reflecting a decline in the number of cases sold combined with lower average case size.

Premiums and deposits and sales were negatively impacted by the strengthening of the Canadian dollar against the US dollar.

NET INVESTMENT INCOME

Net investment income

	For the three months ended December 31			For the twelve months ended December 31		
	2005	2004	% Change	**2005**	2004	% Change
Investment income earned	**$ 356**	$ 390	-9%	**$ 1,429**	$ 1,617	-12%
Amortization of gains and losses	**31**	40	-23%	**82**	107	-23%
Provision for credit losses	**(38)**	(5)	-	**(25)**	5	-
Gross investment income	**349**	425	-18%	**1,486**	1,729	-14%
Less: investment expenses	**5**	5	-	**19**	19	-
Net investment income	**$ 344**	$ 420	-18%	**$ 1,467**	$ 1,710	-14%

Net investment income for 2005 decreased by $243 million or 14% compared to the previous year. The decrease was due primarily to the strengthening of the Canadian dollar. The investment portfolio also experienced a small decrease in the overall yield due to reinvestment of assets at lower interest rates.

FEE INCOME

Fee income is derived from the management of segregated funds assets, the administration of group health ASO business, and third-party administration fees.

Fee income

	For the three months ended December 31			For the twelve months ended December 31		
	2005	2004	% Change	**2005**	2004	% Change
Segregated funds	**$ 53**	$ 51	4%	**$ 215**	$ 221	-3%
ASO contracts	**202**	215	-6%	**801**	843	-5%
Other	**39**	28	39%	**153**	127	20%
	$ 294	$ 294	-	**$ 1,169**	$ 1,191	-2%

Fee income for 2005 decreased 2% compared to 2004 as overall fee income growth of 5% in US dollars was offset by the impact of a strengthening Canadian dollar.

Segregated funds fee income increased slightly in 2005 compared to 2004 partially due to the recovery of the U.S. equity markets, offset by a decrease due to the strengthening of the Canadian dollar.

The decrease in ASO administrative fees is primarily the result of the strengthening of the Canadian dollar, which offset a 2% increase in fees in US dollars which was driven by increased Pharmacy Benefit Management revenue due to higher utilization combined with favourable contract amendments.

Other fee income increased primarily in Retirement Services due to growth in the institutional services segment primarily from new institutional client relationships, the EMJAY RPS acquisition, and the recovery of the U.S. equity markets.

PAID OR CREDITED TO POLICYHOLDERS

Amounts paid or credited to policyholders includes changes in policy liabilities, claims, surrenders, annuity and maturity payments, dividend and experience refund payments for risk-based products, but does not include payments for fee-based products such as ASO contracts and segregated funds.

For the three months ended December 31, 2005, amounts paid or credited to policyholders were $555 million. This result was after a $76 million ($127 million in 2004) reduction relating to the reinsurance of group health business to third party reinsurers. Excluding the impact of the reinsurance transactions, amounts paid or credited to policyholders decreased by 14% from $735 million in 2004 to $631 million primarily from a decrease in policy reserves in Retirement Services.

For the twelve months ended December 31, 2005, amounts paid or credited to policyholders were $3,362 million. This result was after a $308 million ($977 million in 2004) reduction relating to the reinsurance of group health business to third party reinsurers. Excluding the impact of the reinsurance transactions, amounts paid or credited to policyholders increased by 12% from $3,287 million in 2004 to $3,670 million primarily from an increase in maturities and surrenders and policy reserves in Retirement Services related to increased guaranteed premium.

OTHER

Included in other benefits and expenses are operating expenses, commissions, as well as premium taxes.

Other

	For the three months ended December 31			For the twelve months ended December 31		
	2005	2004	% Change	**2005**	2004	% Change
Total expenses	**$ 227**	$ 235	-3%	**$ 930**	$ 985	-6%
Less: investment expenses	**5**	5	-	**19**	19	-
Operating expenses	**222**	230	-3%	**911**	966	-6%
Commissions	**57**	61	-7%	**224**	264	-15%
Financing charges	**3**	5	-40%	**14**	18	-22%
Premium taxes	**9**	10	-10%	**42**	46	-9%
Total	**$ 291**	$ 306	-5%	**$ 1,191**	$ 1,294	-8%

For 2005, operating expenses, commission payments and premium tax payments decreased 8% to $1,191 million, primarily due to a combination of the strengthening of the Canadian dollar and lower commissions in Healthcare as a result of a decrease in sales

BUSINESS UNITS – UNITED STATES

HEALTHCARE

Net income

In quarter

In quarter earnings in the Healthcare business unit in US dollars totaled $47 million, which is a 4% increase compared to the same period in 2004. Improved individual stop-loss experience in all U.S. market segments and improved mortality results in the select segment was partially offset by lower administrative fees on lower core business membership. These results also include increased Pharmacy Benefit Management revenue due to higher utilization combined with favorable contract amendments. Due to the impact of the stronger Canadian dollar, the reported net income decreased $11 million or 15% compared to the same period in 2004.

Twelve months

Net income for the twelve months ended December 31, 2005 was $175 million compared to $167 million a year ago in US dollars. The 5% increase is related primarily to improved aggregate claims experience and increased Pharmacy Benefit Management revenue. The Company bolstered existing product lines in 2005 and introduced new products and options to provide employers with more affordable options while preserving the Company's underwriting margins. Due to the impact of the stronger Canadian dollar, the reported net income decreased $33 million or 12% compared to the previous year.

Premiums and deposits and sales

Healthcare - divisional summary

Premiums and deposits		For the three months ended December 31			For the twelve months ended December 31		
Business/Product		**2005**	2004	% Change	**2005**	2004	% Change
Group life and health	- guaranteed	**$ 184**	$ 121	52%	**$ 830**	$ 239	-
	- ASO	**1,348**	1,438	-6%	**5,580**	6,118	-9%
Total premiums and deposits		**$ 1,532**	$ 1,559	-2%	**$ 6,410**	$ 6,357	1%
Total premiums and deposits US $		**$ 1,300**	$ 1,282	1%	**$ 5,298**	$ 4,891	8%

Sales	For the three months ended December 31			For the twelve months ended December 31		
Business/Product	**2005**	2004	% Change	**2005**	2004	% Change
Group life and health	**$ 124**	$ 158	-22%	**$ 968**	$ 1,409	-31%
Sales US $	**$ 108**	$ 142	-24%	**$ 800**	$ 1,083	-26%

Healthcare - members (in thousands)

	Change for the three months ended December 31		Total at December 31		
	2005	2004	**2005**	2004	% Change
Select and mid-market	**7**	18	**1,292**	1,367	-5%
National and specialty risk	**53**	55	**733**	654	12%
Total	**60**	73	**2,025**	2,021	-

In quarter

The reported net premiums and deposits decreased by 2% compared to the previous year. Healthcare premiums and deposits for the fourth quarter of 2005, in US dollars, increased 1% to $1,300 million. This is net of $64 million of premiums ceded in 2005 and $112 million in 2004 to third party reinsurers, mainly relating to medical stop-loss business.

Excluding the impact of reinsurance activity, premium income in US dollars is slightly lower in 2005 compared to the same period last year. Reduced ASO premium, due to lower U.S. market membership, is partially offset by higher guaranteed premium from increased renewal pricing.

Membership at December 31, 2005 of 2.025 million members increased 3% from 1.965 million members at September 30, 2005, primarily in the specialty risk segment.

Healthcare sales decreased 24% to $108 million for the three months ended December 31, 2005 over the same period last year in US dollars. This decrease is attributable to a decrease in both number of cases sold as well as the average case size. The decline is primarily in the select and mid-market segments due to the difficult, competitive environment in which many large competitors are focusing on increasing market share by major acquisitions and aggressive pricing strategies.

Twelve months

The reported net premiums and deposits increased 1% compared to the previous year. Healthcare premiums and deposits in US dollars increased by 8% to $5,298 million, net of $254 million of premiums ceded in 2005 and $750 million of premiums ceded in 2004 to third party reinsurers, mainly relating to medical stop-loss business. The 2004 result also reflected a reduction in premiums and deposits of $320 million as a result of ceding 100% of CLFC's U.S. branch group life and health business to Jefferson-Pilot Corporation.

Excluding the impact of reinsurance activity, premium revenue in US dollars is slightly lower in 2005 compared to the same period last year. Reduced ASO premium is partially offset by higher guaranteed premium from increased renewal pricing.

Membership at December 31, 2005 of 2.025 million members increased slightly from 2.021 million members at December 31, 2004. Increases in the specialty risk segment have offset decreases in all other markets resulting from lower sales. This membership includes 54,000 medical members related to the September acquisition of Mediversal, Inc., a Las Vegas based TPA health care service provider that administers claims for employers with self-funded group health and workers' compensation plans.

Healthcare sales in US dollars decreased 26% to $800 million for the twelve months ended December 31, 2005, compared to the $1,083 million in the prior year. This reflected a decrease in both the number of cases sold and the average size of cases sold primarily in the select and mid-market segments. This decrease is attributable to the emphasis on the quality of cases sold demonstrated by increased profitability on 2005 new case sales versus those sold in 2004. Additionally, the difficult, competitive environment contributed to the decline.

OUTLOOK – HEALTHCARE

The Company recognizes that the health care marketplace continues to change. An enhanced product portfolio and success in opening new channels through the specialty risk segment helped to drive membership growth during 2005 despite this changing environment.

The Company introduced a health savings account (HSA) for employer-sponsored health plans, strengthening the Company's product portfolio. This new offering pairs a high-deductible health plan administered by Great-West Healthcare with an HSA administered by an outside third party. This product offering is critical to the continued success of this business given the high level of interest by employers in HSA's, a popular product in the expanding market for consumer-driven health plans.

The Company continues to focus on programs that benefit members and deliver savings to employers. By expanding the Company's second-tier network program, members were offered discounts on services from thousands of additional providers outside the Company's proprietary network. Network expansion contributes to the Company's competitive positioning as it continues to provide claims savings to employers as well as more provider options for the employees of multi-state employers.

Efforts surrounding provider re-contracting and more disease management programs will continue to enhance the Company's medical cost and market positions. These efforts are a key element in controlling health care costs for clients and members.

In 2005, the specialty risk market segment, which focuses on third-party administrators (TPAs) and other specialized distribution channels, was expanded. This segment distributes medical stop loss coverage, access to a national provider network, as well as medical and disease management through third-party administrators and smaller health insurance carriers. The acquisition of Mediversal, Inc., a health care services company that administers claims for employers with self-funded group health and workers' compensation plans, was completed in September, 2005. The continued expansion of additional TPA relationships such as these is a focus for 2006 as well as the implementation of new product offerings such as Pharmacy Benefit Management through our TPA channels.

Continued evaluation of the Company's core administrative systems will be a focus in 2006 as efforts have begun to implement a new system initiative that would result in the consolidation of many existing core administrative systems.

Efforts to enhance brand awareness continue as the theme of the Company's targeted advertising campaign, "New Ideas From the Frontier of Health Care", communicates the strategy for delivering innovative, affordable benefits plans to businesses. The Company will continue to build on its strengths in self-funding, creative solutions, and medical management expertise.

FINANCIAL SERVICES

Net income

In quarter
In quarter earnings were $88 million, a decrease of $4 million or 4% compared to the same period in 2004. The decrease is primarily attributable to the currency translation rates. In US dollars, earnings increased 16% compared to the same period in 2004. The increase was due primarily to increases in the Retirement Services area as a result of higher fee income in the fourth quarter of 2005. Fee income has increased primarily due to growth in the institutional services segment primarily from new institutional client relationships and the EMJAY RPS acquisition.

Twelve months
The decrease in earnings of 3% for the twelve months ended December 31, 2005, compared to a year ago, is driven primarily by the change in currency translation rates. In US dollars, earnings for the year 2005 increased 16% due to improvements in both the Individual Markets and Retirement Services areas. Increased fee income, investment income, and improved mortality have contributed to the increase in 2005 when compared to 2004. Fee income has increased primarily for the same reasons as discussed above.

Premiums and deposits and sales

Financial Services - divisional summary

Premiums and deposits	For the three months ended December 31			For the twelve months ended December 31		
Business/Product	**2005**	2004	% Change	**2005**	2004	% Change
Individual Markets	**$ 227**	$ 205	11%	**$ 848**	$ 915	-7%
Retirement Services	**678**	745	-9%	**3,657**	3,086	19%
Total premiums and deposits	**$ 905**	$ 950	-5%	**$ 4,505**	$ 4,001	13%
Total premiums and deposits US $	**$ 772**	$ 784	-2%	**$ 3,723**	$ 3,077	21%

Sales	For the three months ended December 31			For the twelve months ended December 31		
Business/Product	**2005**	2004	% Change	**2005**	2004	% Change
Individual Markets	**$ 67**	$ 41	63%	**$ 232**	$ 231	-
Retirement Services	**257**	400	-36%	**1,331**	1,464	-9%
Total sales	**$ 324**	$ 441	-27%	**$ 1,563**	$ 1,695	-8%
Total sales US $	**$ 277**	$ 361	-23%	**$ 1,292**	$ 1,304	-1%

Financial Services - participant accounts (in thousands)

	Change for the three months ended December 31		Total at December 31		
	2005	2004	**2005**	2004	% Change
Individual Markets	**(2)**	(11)	**454**	452	-
Public/Non-Profit	**70**	15	**1,578**	1,436	10%
FASCore	**10**	114	**716**	635	13%
401(k)	**(10)**	(20)	**473**	449	5%
Retirement Services	**70**	109	**2,767**	2,520	10%
Total	**68**	98	**3,221**	2,972	8%

In quarter

Premiums and deposits for the fourth quarter of 2005 were $905 million, a decrease of $45 million or 5% compared to the same period in 2004, primarily as a result of the strengthening of the Canadian dollar in 2005, as US dollar results were relatively flat with an increase in Individual Markets offset by a decrease in Retirement Services.

Sales for the fourth quarter of 2005 decreased $84 million or 23% in US dollars compared to 2004. In 2004 there were several large sales during the fourth quarter that were not repeated in 2005 in Retirement Services. The decrease in Retirement Services is somewhat offset by an increase in Individual Markets sales related to the introduction of general account sales of the BOLI product in 2005.

Twelve months

Premium and deposits in US dollars for the twelve months ended December 31, 2005 increased $646 million or 21% over the prior year, which was primarily attributable to increases in Retirement Services. These increases are somewhat offset by the strengthening Canadian dollar in 2005.

The Company's segregated funds offer mutual funds or other investment options that purchase guaranteed interest annuity contracts. These guaranteed interest annuity contracts totalled $440 million for the twelve months ended December 31, 2005 and are included above as premium. As the general account investment contracts are also included in the segregated funds account balances, the Company has reduced the segregated fund account balances by $373 million to avoid overstatement of customer account values under management.

Sales for the twelve months ended December 31, 2005 were relatively flat in US dollars and the reported decrease of 8% was primarily attributable to the strengthening Canadian dollar in 2005. Individual Market sales of BOLI increased while sales in Retirement Services decreased.

At December 31, 2005, Retirement Services participant accounts increased 10% compared to December 31, 2004 due primarily to the increase of recordkeeping participants in FASCore and the acquisition of EMJAY RPS.

Financial Services - Retirement Services customer account values

	Change for the three months ended December 31		Total at December 31		
	2005	2004	**2005**	2004	**% Change**
General account - fixed options					
Public/Non-profit	**$ 1**	$ (212)	**$ 4,378**	$ 4,316	1%
401(k)	**(2)**	(62)	**1,280**	1,022	25%
	$ (1)	$ (274)	**$ 5,658**	$ 5,338	6%
Segregated funds - variable options					
Public/Non-profit	**$ 60**	$ 136	**$ 6,576**	$ 6,695	-2%
401(k)	**130**	216	**7,499**	7,685	-2%
	$ 190	$ 352	**$ 14,075**	$ 14,380	-2%
Unaffiliated retail investment options & administrative services only					
Public/Non-profit	**$ 3,876**	$ 935	**$ 42,661**	$ 36,167	18%
401(k)	**328**	130	**6,333**	3,785	67%
Institutional (FASCore)	**855**	5,186	**22,081**	18,125	22%
	$ 5,059	$ 6,251	**$ 71,075**	$ 58,077	22%

Account values invested in the general account investment options have increased full year in US dollars by 9%. The increase in 2005 is due to the guaranteed interest annuity contract transfers into the general account as described above. This increase is somewhat offset due to the strengthening of the Canadian dollar. Overall for the full year 2005, the variable account values have remained flat as compared to 2004 in US dollars and decreased slightly due to the strengthening of the Canadian dollar. Participant accounts values invested in unaffiliated retail investment options and participant account values where only administrative services and recordkeeping functions are provided have increased 22% in 2005. The increase is attributable to growth in the institutional services segment primarily from new institutional client relationships, the EMJAY RPS acquisition, the recovery of the U.S. equity markets resulting in growth on the existing assets, and increased cash flows into the unaffiliated retail investment.

OUTLOOK – FINANCIAL SERVICES

In 2005, Individual Markets continued to focus on core strengths, increasing the number of placed policies, improving retention and increasing the partnership base. Plans are also underway to launch new market-driven products and value added service enhancements to existing partners.

In the Financial Institutions market there was continued growth in 2005, however, the growth pace slowed while changes were made to the products and processes to enhance the financial performance of this business line. New products were successfully introduced in 2005 to both improve business margins (new term product array) as well as expand into the wealth transfer market.

In 2006, Individual Markets plans to market the wealth transfer product through new and existing partners. The Company is also realigning its marketing and sales resources to more directly support its partners' sales needs through wholesaling activities. The renewed product line up and focus on field sales, will enable further profitable growth of this market.

The Company continues to utilize and expand upon its partnership with Clark Consulting to distribute BOLI. The focus is to provide creative and flexible solutions to meet client needs for financing non-qualified executive retirement plans through the use of life insurance. The area continues to enhance its relationships with key consultants and develop new marketing materials to communicate the Company's proprietary strengths and expertise. The Company continues to explore opportunities in the small corporate market to cross-sell executive benefits marketing and product solutions to the existing corporate retirement market customers. The Company introduced a new product design in 2004 which resulted in increased sales opportunities in 2005, which we expect will have a positive impact on premium growth in 2006.

The Retirement Services business line continues to improve upon the enhanced field service model introduced in 2004. This strategy offers a proactive, measurable approach to increasing participation among existing clients, providing education, encouraging appropriate asset allocation and meeting the information needs of participants. This initiative should position the Company to continue its penetration of the existing client base in 2006 while continuing to seek out new opportunities in this highly competitive market place.

In 2005, Retirement Services completed its integration of the operations of EMJAY RPS, and will create additional infrastructure to support the growth experienced in the Retirement Services business line. Several key partnerships were established in 2005 with two major financial institutions. These key partnerships should continue to increase the Company's fees received from the institutional services segment.

In late 2005, Advised Assets Group (AAG), the Company's registered investment advisory subsidiary, rolled out Reality Investing, a program that expands AAG's participant level advice tool into a suite of investment advisory services. Reality Investing provides access to a range of advice services including professional account management at the participant level. AAG partnered with Ibbotson Associates, an industry leader in asset allocation and investment analytics to develop the new advice and managed account services. The Company will continue to roll out these advisory services to existing 401(k) plans and other segments within Retirement Services in 2006, and anticipates increased participation, resulting in increased fees.

LIFECO CORPORATE OPERATING RESULTS

The Lifeco Corporate segment includes operating results for activities of Lifeco that are not associated with the major business units of the Company.

Consolidated operations	For the three months ended December 30		For the twelve months ended December 30	
	2005	2004	**2005**	2004
Income:				
Premium income	$ -	$ -	$ -	$ -
Net investment income	3	-	(6)	-
Fee and other income	-	-	-	-
Total income	3	-	(6)	-
Benefits and expenses:				
Paid or credited to policyholders	-	-	-	-
Other	1	2	4	10
Restructuring costs	-	18	22	44
Amortization of finite life intangible assets	-	-	-	-
Net operating income before income taxes	2	(20)	(32)	(54)
Income taxes	-	(2)	4	(16)
Net income before non-controlling interests	2	(18)	(36)	(38)
Non-controlling interests	-	-	-	-
Net income - common shareholders	2	(18)	(36)	(38)

In quarter

Corporate net income was $2 million compared to a charge of $18 million in 2004, comprised of the following after-tax charges: restructuring costs incurred in 2005 related to the CLFC acquisition of $0 million ($13 million in 2004), $0 million of U.S. withholding tax ($5 million in 2004) incurred by Lifeco in the course of receiving dividends from U.S. subsidiaries, and $2 million of operating income ($0 million in 2004) incurred at the Lifeco level.

Twelve months

Corporate net income was a charge of $36 million compared to a charge of $38 million in 2004, comprised of the following after-tax charges: restructuring costs incurred in 2005 related to the CLFC acquisition of $17 million ($29 million in 2004), $14 million of U.S. withholding tax ($11 million in 2004) incurred by Lifeco in the course of receiving dividends from U.S. subsidiaries, and $5 million of operating charges ($2 million of income in 2004) incurred at the Lifeco level.

OTHER INFORMATION

Additional information relating to Lifeco, including Lifeco's most recent financial statements, CEO/CFO certification and Annual Information Form are available at www.sedar.com.

GREAT-WEST LIFECO INC.

RELEASE

TSX:GWO

Great-West Lifeco Inc. to release fourth quarter results

Winnipeg, Feb. 8, 2006. . . Great-West Lifeco Inc. will release its fourth quarter financial results on Thursday, Feb. 16, 2006.

The results will be discussed at a quarterly conference call and audio webcast at 2 p.m. (EST), Feb. 16.

The audio webcast and slide presentation will be accessible on the Great-West Lifeco website following the release of the fourth quarter results, along with a printer-friendly version of the slide presentation, at this location: http://www.greatwestlifeco.com/english/presentations/16_02_06.html.

The one-hour call, hosted by company management, can also be accessed in listen-only mode by calling the following numbers:

- Participants in the Toronto area: 416-641-6132
- Participants from North America: 1-866-862-3927
- Participants from Overseas: Dial international access code first, then 800-6578-9878

A replay of the call will be available from Feb. 16, 2006 until Feb. 23, 2006 and can be accessed by calling 1-800-408-3053 or 416-695-5800 in Toronto (passcode: 3170770#).

GREAT-WEST LIFECO

Great-West Lifeco Inc. (TSX:GWO) is a financial services holding company with interests in the life insurance, health insurance, retirement savings, and reinsurance businesses. The Company has operations in Canada, the United States and Europe through The Great-West Life Assurance Company, London Life Insurance Company, The Canada Life Assurance Company, and Great-West Life & Annuity Insurance Company. Lifeco and its companies had $174 billion in assets under administration at Sept. 30, 2005. Great-West Lifeco is a member of the Power Financial Corporation group of companies.

For more information contact:
Marlene Klassen, APR, FLMI
Director, Media & Public Relations
(204) 946-7705

GREAT-WEST
LIFECO INC.

RECEIVED
2006 MAR 21 A 11:58
OFFICE OF INTERNATIONAL CORPORATE FINANCE

RELEASE

Readers are referred to the disclaimer regarding Forward-Looking Information and Non-GAAP Financial Measures at the end of this Release..

TSX:GWO

Revised press release to correct dividend declared to $0.22375

Montreal, February 16, 2006 ... Great-West Lifeco Inc. (Lifeco) has reported adjusted net income attributable to common shareholders of $1,802 million for the twelve months ended December 31, 2005 compared to $1,630 million reported a year ago. On a per share basis, this represents $2.022 per common share for the twelve months ended December 31, 2005, an increase of 11% compared to $1.827 per common share for 2004. Adjusted net income excludes two unusual charges comprised of a reinsurance provision of $43 million ($0 million in 2004) for expected losses arising from hurricane damage in 2005, and restructuring charges of $17 million ($30 million in 2004) related to the acquisition of Canada Life Financial Corporation (CLFC). Net income, including all charges, attributable to common shareholders for the twelve months of 2005 was $1,742 million, compared to $1,600 million a year ago.

For the three months ended December 31, 2005, adjusted net income attributable to common shareholders was $469 million compared to $423 million reported a year ago. On a per share basis, this represents $0.526 per common share for the fourth quarter of 2005, an increase of 11% compared to $0.475 per common share for 2004. Adjusted net income excludes two unusual charges comprised of a reinsurance provision of $13 million ($0 million in 2004) for expected losses arising from hurricane damage in 2005, and restructuring charges of $0 million ($14 million in 2004). Net income, including all charges, attributable to common shareholders for the fourth quarter was $456 million, compared to $409 million a year ago.

Lifeco experienced solid operating results in all major business segments and significant growth in net income attributable to common shareholders.

Highlights

- Earnings per common share for the twelve months ended December 31, 2005, excluding unusual charges, increased 11% compared to a year ago.
- Return on common shareholders' equity, excluding unusual charges, was 20.9% for the twelve months ended December 31, 2005.
- Provisions for expected losses arising from hurricane damage in 2005 were $43 million or $0.048 per common share for the twelve months ended December 31, 2005.
- Assets under administration at December 31, 2005 totalled $177.3 billion, up $12.4 billion from December 31, 2004 levels.
- Quarterly dividends declared were 22 3/8 cents per common share, an increase of 1 3/8 cents per share, payable March 31, 2006. Dividends paid on common shares for the twelve months ended December 31, 2005 were 18% higher than a year ago.

.../2

100 Osborne Street North, Winnipeg, MB Canada R3C 3A5

Consolidated net earnings for Lifeco are the net operating earnings of The Great-West Life Assurance Company (Great-West Life), Canada Life Financial Corporation (CLFC), London Life Insurance Company (London Life) and Great-West Life & Annuity Insurance Company (GWL&A), together with Lifeco's corporate results.

CANADA

Consolidated net earnings of the Canadian segment of Lifeco attributable to common shareholders for the twelve months ended December 31, 2005 increased 20% to $773 million from $646 million a year ago. For the fourth quarter of 2005, earnings were up 14% to $171 million compared to $150 million at December 31, 2004.

Total sales for the twelve months ended December 31, 2005 were $6.6 billion, an increase of $631 million over December 31, 2004 levels. Fee income for the period increased $92 million to $774 million.

Total assets under administration at December 31, 2005 were $88.0 billion, up $6.3 billion from December 31, 2004 levels, with increases in the general fund of $1.9 billion and in segregated funds of $4.4 billion.

EUROPE

Consolidated net earnings of the European segment of Lifeco attributable to common shareholders for the twelve months ended December 31, 2005, adjusted to exclude an unusual charge for reinsurance claim provisions of $43 million related to expected losses arising from hurricane activity, increased 24% to $442 million from $356 million a year ago. Net income, including all charges, attributable to common shareholders was $399 million for the twelve months of 2005. For the fourth quarter of 2005, adjusted net income attributable to common shareholders was up 22% to $135 million compared to $111 million at December 31, 2004. Net income, including all charges, attributable to common shareholders for the fourth quarter was $122 million.

Total sales for the twelve months ended December 31, 2005 were $8.6 billion, an increase of $1,200 million over December 31, 2004 levels. Fee income for the period increased $91 million.

Total assets under administration at December 31, 2005 were $44.9 billion, up $6.1 billion from December 31, 2004 levels, with increases in the general fund of $4.5 billion and in segregated funds of $1.6 billion.

UNITED STATES

Consolidated net earnings of the United States segment of Lifeco attributable to common shareholders for the twelve months ended December 31, 2005 in US $, increased 14% to $459 million from $403 million a year ago. For the fourth quarter of 2005, earnings in US $ were up 16% to $123 million compared to $106 million at December 31, 2004. Translated to Canadian $, earnings for the twelve months and three months ended December 31, 2005 were $606 million and $161 million, respectively, compared to $636 million and $166 million, respectively, a year ago.

.../3

Total sales for the twelve months ended December 31, 2005 were US $2.1 billion. Fee income for the period increased by US $50 million.

Total assets under administration at US $37.9 billion at December 31, 2005 were up $1.0 billion from December 31, 2004 levels, with increases in the general fund of $0.5 billion and in segregated funds of $0.5 billion.

CORPORATE

Corporate net earnings for Lifeco attributable to common shareholders were a net charge of $36 million for the twelve months ended December 31, 2005 and net income of $2 million for the fourth quarter of 2005. Restructuring costs related to the CLFC acquisition were a major contributor to the twelve month results.

2006 OUTLOOK

The Company anticipates good growth in its earnings during 2006, when measured in local currencies. Growth in earnings in Canadian dollars, however, will be more negatively impacted in 2006 by currency translation than was the case in 2005.

As a result the Company anticipates realizing a level of annual earnings growth in 2006, as reported in Canadian dollars, which is lower than the level of annual earnings growth which was realized in 2005.

The strength of the Canadian dollar against the U.S. dollar and European currencies is currently expected to have a negative impact on 2006 earnings of $130 to $140 million dollars, after-tax, compared to earnings levels which would have been anticipated in 2006 using the effective exchange rates experienced by the Company in 2005. This estimate assumes current spot rates remain as they are for the balance of the year and that the Company does not engage in any hedging activity as the year progresses.

QUARTERLY DIVIDENDS

At its meeting today, the Board of Directors approved a quarterly dividend of $0.22375 per share on the common shares of the Company payable March 31, 2006 to shareholders of record at the close of business March 3, 2006.

In addition, the Directors approved quarterly dividends on:

- Series D First Preferred Shares $0.293750 per share;
- Series E First Preferred Shares $0.30 per share;
- Series F First Preferred Shares $0.36875 per share;
- Series G First Preferred Shares of $0.325 per share; and
- Series H First Preferred Shares of $0.30313 per share,

all payable March 31, 2006 to shareholders of record at the close of business March 3, 2006.

.../4

GREAT-WEST LIFECO

Great-West Lifeco Inc. (TSX:GWO) is a financial services holding company with interests in the life insurance, health insurance, retirement savings, and reinsurance businesses. The Company has operations in Canada, the United States and Europe through The Great-West Life Assurance Company, London Life Insurance Company, The Canada Life Assurance Company and Great-West Life & Annuity Insurance Company. Lifeco and its companies have $177 billion in assets under administration. Great-West Lifeco is a member of the Power Financial Corporation group of companies.

Forward-Looking Information and Non-GAAP Financial Measures

This release, including comments made regarding the Company's financial outlook for 2006 contains forward-looking statements about Lifeco, including its business operations, strategy and expected financial performance and condition. Forward-looking statements include statements that are predictive in nature, depend upon or refer to future events or conditions, or include words such as "expects," "anticipates," "intends," "plans," "believes," "estimates" or negative versions thereof and similar expressions. In addition, any statement that may be made concerning future financial performance (including revenues, earnings or growth rates), ongoing business strategies or prospects, and possible future Lifeco action, is also a forward-looking statement. Statements made by the Company in regards to the expected impact of foreign exchange translation rates in 2006 are forward-looking statements and are based on current expectations and projections about future events and are inherently subject to, among other things, risks, uncertainties and assumptions about Lifeco, economic factors and the insurance industry generally. They are not guarantees of future performance, and actual events and results could differ materially from those expressed or implied by forward-looking statements made by Lifeco due to, but not limited to, important factors such as general economic, political and market factors in North America and internationally, interest and foreign exchange rates, global equity and capital markets, business competition, technological change, changes in government regulations, unexpected judicial or regulatory proceedings, catastrophic events, and Lifeco's ability to complete strategic transactions and integrate acquisitions. The reader is cautioned that the foregoing list of important factors is not exhaustive. The reader is also cautioned to consider these and other factors carefully and to not place undue reliance on forward-looking statements. Other than as specifically required by applicable law, Lifeco has no intention to update any forward-looking statements whether as a result of new information, future events or otherwise.

This release may also contain non-GAAP financial measures. Terms by which non-GAAP financial measures are identified include but are not limited to "adjusted net income", "earnings before adjustments", "net income before adjustments" and other similar expressions. Non-GAAP financial measures are used to provide management and investors with additional measures of performance. However, non-GAAP financial measures do not have standard meanings prescribed by GAAP and are not directly comparable to similar measures used by other companies. Please refer to the appropriate reconciliations of these non-GAAP financial measures to measures prescribed by GAAP.

.../5

Further information
Selected financial information is attached.

Great-West Lifeco's fourth quarter analyst teleconference will be held Thursday, February 16, at 2:00 p.m. (Eastern). The call can be accessed through www.greatwestlifeco.com or by phone, through listen-only lines at:

- Participants in the Toronto area: 416-641-6132
- Participants from North America: 1-866-862-3927
- Participants from Overseas: Dial international access code first, then 800-6578-9878

A replay of the call will be available from February 16, until February 23, and can be accessed by calling 1-800-408-3053 or 416-695-5800 in Toronto (passcode: 3170770#).

Additional information relating to Lifeco, including the 2005 audited financial statements, Management's Discussion and Analysis (MD&A), Annual Information Form (AIF) and CEO/CFO certificates will be filed on SEDAR at www.sedar.com.

- end -

For more information contact:

Marlene Klassen
Director, Media & Public Relations
(204) 946-7705

GREAT-WEST
LIFECO INC.

FINANCIAL HIGHLIGHTS *(unaudited)*

(in $ millions except per share amounts)

	For the three months ended December 31			For the years ended December 31		
	2005	2004	% Change	**2005**	2004	% Change
Premiums:						
Life insurance, guaranteed annuities and insured health products	**$ 4,543**	$ 3,764	21%	**$ 16,048**	$ 14,202	13%
Self-funded premium equivalents (ASO contracts)	**1,850**	1,912	-3%	**7,535**	7,981	-6%
Segregated funds deposits:						
Individual products	**1,861**	1,377	35%	**6,254**	5,501	14%
Group products	**1,268**	1,275	-1%	**5,040**	6,406	-21%
Total premiums and deposits	**9,522**	8,328	14%	**34,877**	34,090	2%
Fee and other income	**601**	599	0%	**2,434**	2,273	7%
Paid or credited to policyholders	**4,888**	4,001	22%	**17,435**	15,490	13%
Net income - common shareholders before adjustments (1)	**469**	423	11%	**1,802**	1,630	11%
Adjustments after tax (1)	**13**	14		**60**	30	
Net income - common shareholders	**456**	409	11%	**1,742**	1,600	9%
Per Common Share						
Basic earnings before adjustments (1)	**$ 0.526**	$ 0.475	11%	**$ 2.022**	$ 1.827	11%
Adjustments after tax (1)	**0.014**	0.016		**0.067**	0.033	
Basic earnings after adjustments	**0.512**	0.459	12%	**1.955**	1.794	9%
Dividends paid	**0.210**	0.18125	16%	**0.810**	0.685	18%
Book value				**9.76**	9.13	7%
Return on common shareholders' equity (12 months):						
Net income before adjustments (1)				**20.9%**	20.8%	
Net income				**20.7%**	20.5%	
At December 31						
Total assets				**$ 102,161**	$ 95,851	7%
Segregated funds assets				**75,158**	69,033	9%
Total assets under administration				**$ 177,319**	$ 164,884	8%
Share capital and surplus				**$ 9,489**	$ 8,628	10%

(1) Net income, basic earnings per common share and return on common shareholders' equity are presented before the following adjustments as a non-GAAP financial measure of earnings performance:

a) Following the acquisition of Canada Life Financial Corporation (CLFC) by the Company, a plan was developed to restructure and exit selected operations of CLFC. Shareholder net income for the three months ended December 31, 2005 includes restructuring costs of $0 after tax, or $0 per common share ($14 after tax, or $0.016 per common share, for the three months ended December 31, 2004) and $17 after tax, or $0.019 per common share, for the year ended December 31, 2005 ($30 after tax, or $0.033 per common share, for the year ended December 31, 2004).

b) 2005 results include a charge of $13 after tax, or $0.014 per share, for the three months ended December 31, 2005 and $43 after tax or $0.048, per share, for the year ended December 31, 2005, related to a provision for expected losses arising from recent hurricane damage in 2005.

GREAT-WEST
LIFECO INC.

SUMMARY OF CONSOLIDATED OPERATIONS *(unaudited)*

(in $ millions except per share amounts)

	For the three months ended December 31		For the years ended December 31	
	2005	2004	**2005**	2004
Income				
Premium income	**$ 4,543**	$ 3,764	**$ 16,048**	$ 14,202
Net investment income	**1,374**	1,377	**5,389**	5,396
Fee and other income	**601**	599	**2,434**	2,273
	6,518	5,740	**23,871**	21,871
Benefits and expenses				
Paid or credited to policyholders and beneficiaries including policyholder dividends and experience refunds	**4,888**	4,001	**17,435**	15,490
Commissions	**330**	379	**1,284**	1,281
Operating expenses	**546**	565	**2,198**	2,264
Premium taxes	**55**	61	**238**	251
Financing charges	**41**	52	**187**	205
Amortization of finite life intangible assets	**4**	4	**18**	18
Restructuring costs	**-**	18	**22**	44
Net income before income taxes	**654**	660	**2,489**	2,318
Income taxes - current	**83**	23	**476**	398
- future	**77**	135	**125**	168
Net income before non-controlling interests	**494**	502	**1,888**	1,752
Non-controlling interests	**27**	87	**113**	136
Net income - shareholders	**467**	415	**1,775**	1,616
Perpetual preferred share dividends	**11**	6	**33**	16
Net income - common shareholders	**$ 456**	$ 409	**$ 1,742**	$ 1,600
Earnings per common share				
Basic	**$ 0.512**	$ 0.459	**$ 1.955**	$ 1.794
Diluted	**$ 0.509**	$ 0.455	**$ 1.939**	$ 1.778
Average number of shares outstanding				
Basic			890,947,683	891,966,102
Diluted			898,331,007	900,140,749

GREAT-WEST LIFECO INC.

CONSOLIDATED BALANCE SHEET *(unaudited)*

(in $ millions)

	December 31, 2005	December 31, 2004
Assets		
Bonds	$ 59,298	$ 54,960
Mortgage loans	14,605	14,554
Stocks	4,028	3,405
Real estate	1,842	1,646
Loans to policyholders	6,646	6,499
Cash and certificates of deposit	2,961	2,472
Funds held by ceding insurers	2,556	2,337
Goodwill	5,327	5,328
Intangible assets	1,453	1,508
Other assets	3,445	3,142
Total assets	$ 102,161	$ 95,851
Liabilities		
Policy liabilities		
Actuarial liabilities	$ 71,263	$ 65,822
Provision for claims	999	997
Provision for policyholder dividends	535	589
Provision for experience rating refunds	401	611
Policyholder funds	1,852	2,076
	75,050	70,095
Debentures and other borrowings	1,903	2,088
Funds held under reinsurance contracts	4,325	4,374
Other liabilities	4,318	4,356
Repurchase agreements	936	676
Deferred net realized gains	2,598	2,164
	89,130	83,753
Preferred shares issued by subsidiaries	787	797
Capital trust securities and debentures	648	651
Non-controlling interests		
Participating surplus in subsidiaries	1,741	1,654
Preferred shares issued by subsidiaries	209	209
Perpetual preferred shares issued by subsidiaries	157	159
Share capital and surplus		
Share capital		
Perpetual preferred shares	799	499
Common shares	4,660	4,651
Accumulated surplus	4,860	3,890
Contributed surplus	19	14
Currency translation account	(849)	(426)
	9,489	8,628
Liabilities, share capital and surplus	$ 102,161	$ 95,851

Segmented Information *(Unaudited)*

Consolidated Operations

For the three months ended December 31, 2005

	Canada	Europe	United States	Lifeco Corporate	Total
Income:					
Premium income	$ 1,582	$ 2,521	$ 440	$ -	$ 4,543
Net investment income	707	320	344	3	1,374
Fee and other income	198	109	294	-	601
Total income	2,487	2,950	1,078	3	6,518
Benefits and expenses:					
Paid or credited to policyholders	1,705	2,628	555	-	4,888
Other	489	191	291	1	972
Amortization of finite life intangible assets	4	-	-	-	4
Restructuring costs	-	-	-	-	-
Net operating income before income taxes	289	131	232	2	654
Income taxes	79	6	75	-	160
Net income before non-controlling interests	210	125	157	2	494
Non-controlling interests	28	3	(4)	-	27
Net income - shareholders	182	122	161	2	467
Perpetual preferred share dividends	11	-	-	-	11
Net income - common shareholders	$ 171	$ 122	$ 161	$ 2	$ 456

For the three months ended December 31, 2004

	Canada	Europe	United States	Lifeco Corporate	Total
Income:					
Premium income	$ 1,554	$ 1,761	$ 449	$ -	$ 3,764
Net investment income	687	270	420	-	1,377
Fee and other income	173	132	294	-	599
Total income	2,414	2,163	1,163	-	5,740
Benefits and expenses:					
Paid or credited to policyholders	1,504	1,889	608	-	4,001
Other	601	148	306	2	1,057
Amortization of finite life intangible assets	3	1	-	-	4
Restructuring costs	-	-	-	18	18
Net operating income before income taxes	306	125	249	(20)	660
Income taxes	67	12	81	(2)	158
Net income before non-controlling interests	239	113	168	(18)	502
Non-controlling interests	83	2	2	-	87
Net income - shareholders	156	111	166	(18)	415
Perpetual preferred share dividends	6	-	-	-	6
Net income - common shareholders	$ 150	$ 111	$ 166	$ (18)	$ 409

For the year ended December 31, 2005

	Canada	Europe	United States	Lifeco Corporate	Total
Income:					
Premium income	$ 6,135	$ 7,144	$ 2,769	$ -	$ 16,048
Net investment income	2,779	1,149	1,467	(6)	5,389
Fee and other income	774	491	1,169	-	2,434
Total income	9,688	8,784	5,405	(6)	23,871
Benefits and expenses:					
Paid or credited to policyholders	6,430	7,643	3,362	-	17,435
Other	2,053	659	1,191	4	3,907
Amortization of finite life intangible assets	14	4	-	-	18
Restructuring costs	-	-	-	22	22
Net operating income before income taxes	1,191	478	852	(32)	2,489
Income taxes	284	68	245	4	601
Net income before non-controlling interests	907	410	607	(36)	1,888
Non-controlling interests	101	11	1	-	113
Net income - shareholders	806	399	606	(36)	1,775
Perpetual preferred share dividends	33	-	-	-	33
Net income - common shareholders	$ 773	$ 399	$ 606	$ (36)	$ 1,742

For the year ended December 31, 2004

	Canada	Europe	United States	Lifeco Corporate	Total
Income:					
Premium income	$ 6,413	$ 6,122	$ 1,667	$ -	$ 14,202
Net investment income	2,664	1,022	1,710	-	5,396
Fee and other income	682	400	1,191	-	2,273
Total income	9,759	7,544	4,568	-	21,871
Benefits and expenses:					
Paid or credited to policyholders	6,656	6,524	2,310	-	15,490
Other	2,104	593	1,294	10	4,001
Amortization of finite life intangible assets	13	5	-	-	18
Restructuring costs	-	-	-	44	44
Net operating income before income taxes	986	422	964	(54)	2,318
Income taxes	202	63	317	(16)	566
Net income before non-controlling interests	784	359	647	(38)	1,752
Non-controlling interests	122	3	11	-	136
Net income - shareholders	662	356	636	(38)	1,616
Perpetual preferred share dividends	16	-	-	-	16
Net income - common shareholders	$ 646	$ 356	$ 636	$ (38)	$ 1,600

Computershare

600, 530-8th Avenue S.W., Calgary, AB T2P 3S8 Tel.: (403) 267-6800 Fax: (403) 267-6529

February 20, 2006

British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Financial Securities Commission
The Manitoba Securities Commission
Ontario Securities Commission
L'Autorité des marchés financiers
New Brunswick Securities Commission
Securities Commission of Newfoundland
Securities Registry, Government of the Northwest Territories
Nova Scotia Securities Commission
Nunavut Legal Registry
Registrar of Securities, Prince Edward Island
Registrar of Securities, Government of the Yukon Territory
TSX

Dear Sirs:

Subject: Great-West Lifeco Inc.

We advise the following with respect to the upcoming Meeting of Shareholders for the subject Corporation:

1.	Meeting Type	:	Annual and Special
2.	Security Description of Voting Issue	:	Common, Preferred Series D, Preferred Series E, Preferred Series F, Preferred Series G, and Preferred Series H
3.	CUSIP Number	:	39138C106; 39138C601, 39138C700, 39138C809, 39138C882 and 39138C874
4.	Record Date	:	March 17, 2006
5.	Meeting Date	:	May 04, 2006
6.	Meeting Location	:	Toronto, ON

Yours truly,

COMPUTERSHARE INVESTOR SERVICES, INC.

"signed by"

Marilyne Paynter
Relationship Manager
Stock Transfer Client Services
Direct Dial (403) 267-6824
Email: marilyne.paynter@computershare.com

cc: Great-West Lifeco Inc.
Attention: Laurie Speers, Associate Corporate Secretary

GREAT-WEST LIFECO INC.

RELEASE

TSX:GWO

Great-West Lifeco ratings upgraded by Dominion Bond Rating Service

Winnipeg, Feb. 23, 2006 ... Effective February 17, 2006, the ratings assigned to Great-West Lifeco Inc.'s debentures and non-cumulative preferred shares by Dominion Bond Rating Service (DBRS) have been upgraded.

Great-West Lifeco's debentures rating was upgraded to AA (low) from A (high) and its non-cumulative preferred shares rating was upgraded to Pfd-1(low)n from Pfd-2(high)n. The trend for both ratings is stable. DBRS attributes the ratings upgrade to the successful completion of the integration with The Canada Life Assurance Company and the steady improvement in financial strength.

GREAT-WEST LIFECO

Great-West Lifeco Inc. (TSX:GWO) is a financial services holding company with interests in the life insurance, health insurance, retirement savings, and reinsurance businesses. The Company has operations in Canada, the United States and Europe through The Great-West Life Assurance Company, London Life Insurance Company, The Canada Life Assurance Company and Great-West Life & Annuity Insurance Company. Lifeco and its companies have more than $177 billion in assets under administration. Great-West Lifeco is a member of the Power Financial Corporation group of companies.

For more information contact:

Marlene Klassen
Director, Media & Public Relations
(204) 946-7705